Bangkok Bank
ธนาคารกรุงเทพ

SUPPL

August 27, 2007

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Re: Bangkok Bank Public Company Limited – Submission of Materials Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934; File No. 82-4835

Dear Sirs,

Bangkok Bank Public Company Limited would like to inform you of the resolution adopted by the meeting No. 9/2550 of the Board of Directors of the Bank, held on August 27, 2007 to the effect that the interim dividend from the profit of the operations for the first half of the year 2007 be paid on September 27, 2007 at the rate of Baht 1 per share, to be paid to the shareholders whose names appear on the date the share register book is closed for the purpose of ascertaining entitlement to dividend, which is September 11, 2007 at 12.00 hrs.

Please be advised accordingly.

07026541

Yours faithfully,
Bangkok Bank Public Company Limited

Yours faithfully,
Bangkok Bank Public Company Limited

PROCESSED
SEP 21 2007
THOMSON
FINANCIAL

Kulathida Sivayathorn
Executive Vice President
Accounting and Finance Division
Tel. (662) 230-2254, 230-1384
Fax (662) 231-4890

cc. Dr. Piyapan Tayanithi, Executive Vice President

ธนาคารกรุงเทพ จำกัด (มหาชน) (บมจ.111)
333 ถนนสีลม เขตบางรัก กรุงเทพฯ 10500 โทรศัพท์ 0 2230 2254 Fax 0 2 231 4890
Bangkok Bank Public Company Limited (Bor. Mor. Jor. 111)
333 Silom Road Bangrak Bangkok 10500 Thailand Tel. (66) 2230 2254 Fax (66) 2 231 4890

Bangkok Bank
ธนาคารกรุงเทพ

August 27, 2007

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Re: Bangkok Bank Public Company Limited – Submission of Materials Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934; File No. 82-4835

Dear Sirs,

Attached please find the audited financial statements for the 2nd quarter 2007 that Bangkok Bank Public Company Limited reported to the Stock Exchange of Thailand (SET).

These financial results can be accessed through the following websites:

Stock Exchange of Thailand
http://www.set.or.th (Market Info/Listed Companies/BBL)

Securities and Exchange Commission
http://www.sec.or.th (Financial Statement/Bangkok Bank)

Bangkok Bank Public Company Limited
http://www.bangkokbank.com (For Shareholders/Financial Results)

Please contact me if you have any questions.

Yours sincerely,
Bangkok Bank Public Company Limited

Kulathida Sivayathorn
Executive Vice President
Accounting and Finance Division
Tel. (662) 230-2254, 230-1384
Fax (662) 231-4890

cc. Dr. Piyapan Tayanithi, Executive Vice President

REPORT OF THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS
BANGKOK BANK PUBLIC COMPANY LIMITED

We have audited the consolidated balance sheets of Bangkok Bank Public Company Limited and subsidiaries and the separate balance sheets of Bangkok Bank Public Company Limited as at June 30, 2007 and December 31, 2006, and the related consolidated and the separate statements of income, changes in shareholders' equity and cash flows for the half years ended June 30, 2007 and 2006. These financial statements are the responsibility of the Bank's management as to their correctness and completeness of the presentation. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated and the separate financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Bangkok Bank Public Company Limited and subsidiaries and of Bangkok Bank Public Company Limited as at June 30, 2007 and December 31, 2006, and the results of operations and the cash flows for the half years ended June 30, 2007 and 2006 in conformity with generally accepted accounting principles.

In addition, we have also reviewed the consolidated and the separate statements of income for the quarters ended June 30, 2007 and 2006. These financial statements are the responsibility of the Bank's management as to their correctness and completeness of the presentation. Our responsibility is to report on these financial statements based on our reviews.

We conducted our reviews in accordance with the Standard on Auditing applicable to review engagements. This Standard requires that we plan and perform the reviews to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards, and accordingly, we do not express an opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the consolidated and the separate statements of income as described in the fourth paragraph are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

Without qualifying our opinion, as discussed in Note 3 to the financial statements, for the quarter and half year ended June 30, 2007 the Bank changed its accounting policy for investments in subsidiaries and associated companies from the equity method to cost method for the separate financial statements to comply with the Notification of Federation of Accounting Professions, and retroactively restated the separate statement of income for the quarter ended June 30, 2006, the separate statements of income, changes in shareholders' equity and cash flows for the half year ended June 30, 2006 and the separate balance sheet as at December 31, 2006 for the change in such accounting policy.

Niti Jungnitnirundr
Certified Public Accountant (Thailand)
Registration No. 3809
DELOITTE TOUCHE TOHMATSU JAIYOS AUDIT CO., LTD.

BANGKOK
August 23, 2007

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT JUNE 30, 2007 AND DECEMBER 31, 2006

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	As at June 30, 2007	As at December 31, 2006	As at June 30, 2007	As at December 31, 2006 (Restated)
ASSETS				
CASH	27,015,871,548	33,114,861,889	26,949,698,279	33,071,895,397
INTERBANK AND MONEY MARKET ITEMS (Note 5.2)				
Domestic items				
Interest bearing	10,701,360,445	6,588,872,936	9,657,387,461	5,800,631,569
Non-interest bearing	8,322,611,037	9,034,939,467	6,718,164,049	9,017,081,741
Foreign items				
Interest bearing	148,837,420,649	134,559,898,801	140,639,372,267	133,463,138,810
Non-interest bearing	4,953,754,780	5,378,490,623	4,714,596,902	5,131,794,260
Total interbank and money market items, net	172,815,146,911	155,562,201,827	161,729,520,679	153,412,646,380
SECURITIES PURCHASED UNDER RESALE AGREEMENTS (Note 5.3)	20,000,000,000	32,000,000,000	20,000,000,000	32,000,000,000
INVESTMENTS (Notes 4.4, 5.4 and 5.23)				
Current investments, net	167,569,815,051	117,691,284,144	166,593,577,432	116,108,295,800
Long-term investments, net	167,617,754,806	173,140,398,045	167,346,159,015	172,861,813,810
Investments in subsidiaries and associated companies, net	258,786,672	220,978,269	5,945,696,855	5,909,765,219
Total investments, net	335,446,356,529	291,052,660,458	339,885,433,302	294,879,874,829
LOANS AND ACCRUED INTEREST RECEIVABLE (Notes 4.5 and 5.5)				
Loans	988,060,236,408	962,070,340,884	984,382,107,322	958,386,141,011
Accrued interest receivable	3,144,870,354	3,240,467,424	3,136,764,035	3,246,006,130
Total loans and accrued interest receivable	991,205,106,762	965,310,808,308	987,518,871,357	961,632,147,141
Less Allowance for doubtful accounts (Notes 4.6 and 5.6)	(67,115,863,781)	(67,034,486,914)	(66,852,132,193)	(66,806,255,288)
Less Revaluation allowance for debt restructuring (Notes 4.7 and 5.7)	(4,256,435,265)	(4,666,815,881)	(4,256,435,265)	(4,666,815,881)
Total loans and accrued interest receivable, net	919,832,807,716	893,609,505,513	916,410,303,899	890,159,075,972
PROPERTIES FORECLOSED, NET (Notes 4.8 and 5.8)	42,077,380,316	43,405,669,238	35,007,775,975	36,277,751,741
CUSTOMERS' LIABILITIES UNDER ACCEPTANCES	551,884,117	552,115,946	551,884,117	552,115,946

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT JUNE 30, 2007 AND DECEMBER 31, 2006

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	As at June 30, 2007	As at December 31, 2006	As at June 30, 2007	As at December 31, 2006 (Restated)
ASSETS (CONTINUED)				
PREMISES AND EQUIPMENT, NET (Notes 4.9 and 5.9)	30,550,845,989	31,293,255,939	30,380,100,066	31,120,744,926
ACCRUED INTEREST RECEIVABLE FROM INVESTMENT	2,583,053,669	2,167,338,162	2,574,624,211	2,145,054,424
DERIVATIVE REVALUATION	3,519,480,538	4,424,817,725	3,513,429,426	4,417,517,745
OTHER ASSETS, NET	5,465,997,726	6,416,096,987	5,347,761,511	6,314,370,437
TOTAL ASSETS	1,559,858,825,059	1,493,598,523,684	1,542,350,531,465	1,484,351,047,797

Notes to the financial statements form an integral part of these financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT JUNE 30, 2007 AND DECEMBER 31, 2006

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	As at June 30, 2007	As at December 31, 2006	As at June 30, 2007	As at December 31, 2006 (Restated)
LIABILITIES AND SHAREHOLDERS' EQUITY				
DEPOSITS (Note 5.10)				
Deposits in Baht	1,180,598,761,582	1,124,782,311,738	1,181,039,613,738	1,125,264,921,593
Deposits in foreign currencies	107,063,591,081	103,669,106,877	96,994,040,424	96,468,048,143
Total deposits	1,287,662,352,663	1,228,451,418,615	1,278,033,654,162	1,221,732,969,736
INTERBANK AND MONEY MARKET ITEMS (Note 5.11)				
Domestic items				
Interest bearing	14,416,236,818	12,876,064,463	14,422,973,974	12,913,318,501
Non-interest bearing	2,417,535,593	3,260,504,029	2,442,571,825	2,913,710,619
Foreign items				
Interest bearing	40,071,849,018	30,890,079,394	36,560,598,431	30,716,649,775
Non-interest bearing	1,851,998,942	2,484,590,456	1,888,887,977	2,527,591,066
Total interbank and money market items, net	58,757,620,371	49,511,238,342	55,315,032,207	49,071,269,961
LIABILITIES PAYABLE ON DEMAND	6,768,016,308	6,208,990,314	6,724,943,519	6,179,983,807
BORROWINGS (Note 5.12)				
Short-term borrowings	5,052,005,979	17,359,028,671	4,671,008,326	17,359,028,671
Long-term borrowings	8,980,736,415	9,593,236,823	8,980,736,415	9,593,236,823
Total borrowings	14,032,742,394	26,952,265,494	13,651,744,741	26,952,265,494
BANK'S LIABILITIES UNDER ACCEPTANCES	551,884,117	552,115,946	551,884,117	552,115,946
INTEREST PAYABLE	8,176,461,583	12,382,767,690	8,102,149,731	12,333,868,349
OTHER LIABILITIES	24,213,394,272	20,624,950,916	22,286,487,918	20,792,885,224
TOTAL LIABILITIES	1,400,162,471,708	1,344,683,747,317	1,384,665,896,395	1,337,615,358,517

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT JUNE 30, 2007 AND DECEMBER 31, 2006

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	As at June 30, 2007	As at December 31, 2006	As at June 30, 2007	As at December 31, 2006 (Restated)
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)				
SHAREHOLDERS' EQUITY				
SHARE CAPITAL (Note 5.17)				
Registered share capital				
3,998,345,000 ordinary shares of Baht 10 each	39,983,450,000	39,983,450,000	39,983,450,000	39,983,450,000
1,655,000 preferred shares of Baht 10 each	16,550,000	16,550,000	16,550,000	16,550,000
Issued and paid-up share capital				
1,908,842,894 ordinary shares of Baht 10 each	19,088,428,940	19,088,428,940	19,088,428,940	19,088,428,940
PREMIUM ON ORDINARY SHARE CAPITAL	56,346,232,013	56,346,232,013	56,346,232,013	56,346,232,013
UNREALIZED INCREMENT PER LAND APPRAISAL (Note 4.9)	10,192,264,052	10,192,264,052	10,192,264,052	10,192,264,052
UNREALIZED INCREMENT PER PREMISES APPRAISAL (Note 4.9)	6,853,357,087	7,300,915,131	6,853,357,087	7,300,915,131
FOREIGN EXCHANGE ADJUSTMENT	(1,832,681,831)	(985,608,563)	(1,348,485,238)	(599,160,311)
UNREALIZED GAINS ON INVESTMENT (Note 4.4)	13,385,354,391	8,897,587,590	13,384,444,869	8,896,238,346
UNREALIZED LOSSES ON INVESTMENT (Note 4.4)	(1,246,238,902)	(1,811,093,580)	(1,246,167,083)	(1,810,525,571)
UNREALIZED GAINS RESULTING FROM THE SALE OF SHARES OF A SUBSIDIARY TO THE PUBLIC IN EXCESS OF BOOK VALUE	45,399,683	45,399,683	-	-

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT JUNE 30, 2007 AND DECEMBER 31, 2006

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	As at June 30, 2007	As at December 31, 2006	As at June 30, 2007	As at December 31, 2006 (Restated)
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)				
RETAINED EARNINGS				
Appropriated				
Legal reserve (Notes 5.20 and 5.21)	11,500,000,000	11,000,000,000	11,500,000,000	11,000,000,000
Other reserves (Notes 5.20 and 5.21)	31,500,000,000	26,500,000,000	31,500,000,000	26,500,000,000
Unappropriated	13,275,739,377	11,693,726,746	11,414,560,430	9,821,296,680
TOTAL	159,107,854,810	148,267,852,012	157,684,635,070	146,735,689,280
MINORITY INTEREST	588,498,541	646,924,355	-	-
TOTAL SHAREHOLDERS' EQUITY, NET	159,696,353,351	148,914,776,367	157,684,635,070	146,735,689,280
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,559,858,825,059	1,493,598,523,684	1,542,350,531,465	1,484,351,047,797
OFF-BALANCE SHEET ITEMS-CONTINGENCIES (Note 5.22)				
AVALS TO BILLS AND GUARANTEES OF LOANS	7,303,470,958	9,107,912,820	7,054,485,907	9,069,186,629
LIABILITY UNDER UNMATURED IMPORT BILLS	11,570,075,950	10,125,031,157	11,313,939,331	10,011,404,869
LETTERS OF CREDIT	30,546,442,511	30,533,828,784	30,114,334,428	30,172,895,593
OTHER CONTINGENCIES	815,079,842,296	737,937,228,917	811,089,666,693	735,493,250,253

Notes to the financial statements form an integral part of these financial statements

(Mr. Chartsiri Sophonpanich)
President

(Mr. Teera Aphaiwongse)
Senior Executive Vice President

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED JUNE 30, 2007 AND 2006

"UNAUDITED - REVIEWED"

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2007	2006	2007	2006 (Restated)
INTEREST AND DIVIDEND INCOME				
Interest on loans	14,695,918,935	13,763,551,795	14,636,868,281	13,737,323,428
Interest on interbank and money market items	2,305,560,618	2,233,221,350	2,266,643,722	2,210,277,156
Investments	3,313,198,435	2,975,853,517	3,298,061,005	2,934,711,054
Total interest and dividend income	20,314,677,988	18,972,626,662	20,201,573,008	18,882,311,638
INTEREST EXPENSES				
Interest on deposits	7,791,434,355	7,158,701,601	7,731,514,058	7,116,653,271
Interest on interbank and money market items	447,585,838	416,733,663	434,064,646	407,770,718
Interest on short-term borrowings	71,340,692	403,617,682	74,145,313	407,517,723
Interest on long-term borrowings	361,967,339	367,657,181	361,967,339	367,657,181
Total interest expenses	8,672,328,224	8,346,710,127	8,601,691,356	8,299,598,893
NET INTEREST AND DIVIDEND INCOME	11,642,349,764	10,625,916,535	11,599,881,652	10,582,712,745
BAD DEBT AND DOUBTFUL ACCOUNTS (Note 5.6)	1,759,844,753	1,125,715,654	1,735,238,994	1,116,655,590
LOSS ON DEBT RESTRUCTURING (REVERSAL)	(308,107,928)	316,716,630	(308,107,928)	316,716,630
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING	10,190,612,939	9,183,484,251	10,172,750,586	9,149,340,525
NON-INTEREST INCOME				
Gain on investments, net	1,701,674,257	228,356,721	1,693,907,252	230,743,901
Equity in undistributed net income of subsidiaries and associated companies	27,790,315	54,475,552	-	-
Fees and service income				
Acceptances, aval and guarantees	14,289,666	32,570,966	14,289,666	32,570,966
Others	3,917,439,876	3,715,043,166	3,705,656,466	3,495,413,287
Gain on exchange, net	640,683,926	977,643,096	628,024,710	963,205,498
Gain on disposal of assets	337,415,019	374,205,022	329,822,764	376,333,517
Other income	104,680,137	155,359,101	96,412,284	154,137,989
Total non-interest income	6,743,973,196	5,537,653,624	6,468,113,142	5,252,405,158
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING AND NON-INTEREST INCOME	16,934,586,135	14,721,137,875	16,640,863,728	14,401,745,683

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE QUARTERS ENDED JUNE 30, 2007 AND 2006

"UNAUDITED - REVIEWED"

Baht

		CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
		2007	**2006**	**2007**	**2006 (Restated)**
NON-INTEREST EXPENSES					
Personnel expenses		2,991,795,510	2,846,488,726	2,873,468,814	2,725,536,878
Premises and equipment expenses		1,633,638,902	1,714,044,969	1,596,506,596	1,679,454,025
Taxes and duties		828,235,479	772,756,033	812,438,886	763,648,972
Fees and service expenses		968,976,754	879,287,042	958,961,284	870,062,611
Directors' remuneration		32,976,206	19,020,000	31,350,000	18,150,000
Contributions to the Financial Institutions Development Fund		1,154,557,542	1,087,980,612	1,154,557,542	1,087,980,612
Other expenses		1,329,758,926	1,760,536,047	1,276,532,750	1,731,785,391
Total non-interest expenses		8,939,939,319	9,080,113,429	8,703,815,872	8,876,618,489
INCOME BEFORE INCOME TAX		7,994,646,816	5,641,024,446	7,937,047,856	5,525,127,194
INCOME TAX EXPENSES		2,627,217,117	1,231,651,523	2,612,685,838	1,234,371,353
INCOME BEFORE MINORITY INTEREST IN SUBSIDIARIES		5,367,429,699	4,409,372,923	5,324,362,018	4,290,755,841
MINORITY INTERESTS IN NET INCOME OF SUBSIDIARIES		24,646,226	18,729,573	-	-
NET INCOME		5,342,783,473	4,390,643,350	5,324,362,018	4,290,755,841
BASIC EARNINGS PER SHARE (Note 4.19)	**BAHT**	2.80	2.30	2.79	2.25
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES	**SHARES**	1,908,842,894	1,908,842,894	1,908,842,894	1,908,842,894

Notes to the financial statements form an integral part of these financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE HALF YEARS ENDED JUNE 30, 2007 AND 2006

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2007	2006	2007	2006 (Restated)
INTEREST AND DIVIDEND INCOME				
Interest on loans	29,301,117,367	26,164,073,230	29,188,777,921	26,129,544,527
Interest on interbank and money market items	4,710,669,357	3,481,967,575	4,655,285,468	3,435,655,642
Investments	6,685,566,251	6,056,039,615	6,702,212,780	5,995,959,926
Total interest and dividend income	40,697,352,975	35,702,080,420	40,546,276,169	35,561,160,095
INTEREST EXPENSES				
Interest on deposits	15,824,705,085	11,478,943,311	15,705,443,627	11,395,719,338
Interest on interbank and money market items	802,106,846	833,664,682	794,622,629	817,109,355
Interest on short-term borrowings	476,076,425	436,478,238	482,627,580	445,317,882
Interest on long-term borrowings	730,947,659	1,111,707,163	730,947,659	1,111,707,163
Total interest expenses	17,833,836,015	13,860,793,394	17,713,641,495	13,769,853,738
NET INTEREST AND DIVIDEND INCOME	22,863,516,960	21,841,287,026	22,832,634,674	21,791,306,357
BAD DEBT AND DOUBTFUL ACCOUNTS (Note 5.6)	3,169,234,917	1,975,524,930	3,130,785,421	1,956,988,617
LOSS ON DEBT RESTRUCTURING (REVERSAL)	(388,999,010)	821,559,391	(388,999,010)	821,559,391
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING	20,083,281,053	19,044,202,705	20,090,848,263	19,012,758,349
NON-INTEREST INCOME				
Gain on investments, net	1,691,669,337	1,995,906,210	1,672,106,376	1,163,982,185
Equity in undistributed net income of subsidiaries and associated companies	42,717,467	66,819,714	-	-
Fees and service income				
Acceptances, aval and guarantees	36,774,800	73,484,441	36,774,800	73,484,441
Others	7,813,297,255	7,572,469,453	7,404,662,964	7,093,412,857
Gain on exchange, net	1,758,869,897	1,751,246,553	1,735,006,914	1,725,982,123
Gain on disposal of assets	540,164,742	762,278,044	529,033,402	768,849,868
Other income	198,704,857	310,319,598	188,629,466	306,909,099
Total non-interest income	12,082,198,355	12,532,524,013	11,566,213,922	11,132,620,573
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING AND NON-INTEREST INCOME	32,165,479,408	31,576,726,718	31,657,062,185	30,145,378,922

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE HALF YEARS ENDED JUNE 30, 2007 AND 2006

Baht

		CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
		2007	2006	2007	2006 (Restated)
NON-INTEREST EXPENSES					
Personnel expenses		5,849,150,298	5,481,696,254	5,619,994,385	5,216,864,518
Premises and equipment expenses		3,063,675,683	3,151,302,902	2,991,207,483	3,079,244,751
Taxes and duties		1,671,617,745	1,554,882,504	1,628,094,101	1,524,550,450
Fees and service expenses		1,896,867,752	1,663,210,989	1,874,986,749	1,643,068,606
Directors' remuneration		45,131,878	30,925,000	42,300,000	29,100,000
Contributions to the Financial Institutions Development Fund		2,309,123,381	2,176,313,008	2,309,123,381	2,176,313,008
Loss on impairment of properties foreclosed		302,718,135	1,522,444,118	275,197,964	1,379,336,655
Other expenses		2,172,711,163	2,208,147,830	2,123,494,449	2,151,543,380
Total non-interest expenses		17,310,996,035	17,788,922,605	16,864,398,512	17,200,021,368
INCOME BEFORE INCOME TAX		14,854,483,373	13,787,804,113	14,792,663,673	12,945,357,554
INCOME TAX EXPENSES		4,834,418,152	4,161,671,028	4,806,482,899	4,014,690,822
INCOME BEFORE MINORITY INTEREST IN SUBSIDIARIES		10,020,065,221	9,626,133,085	9,986,180,774	8,930,666,732
MINORITY INTERESTS IN NET INCOME OF SUBSIDIARIES		45,135,566	51,843,775	-	-
NET INCOME		9,974,929,655	9,574,289,310	9,986,180,774	8,930,666,732
BASIC EARNINGS PER SHARE (Note 4.19)	**BAHT**	5.23	5.02	5.23	4.68
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES	**SHARES**	1,908,842,894	1,908,842,894	1,908,842,894	1,908,842,894

Notes to the financial statements form an integral part of these financial statements

(Mr. Chartsiri Sophonpanich)
President

(Mr. Teera Aphaiwongse)
Senior Executive Vice President

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE HALF YEARS ENDED JUNE 30, 2007 AND 2006

Baht

	CONSOLIDATED FINANCIAL STATEMENTS												
	Issued and Paid-up Share Capital Ordinary Shares	Premium on Ordinary Share Capital	Unrealized Increment per Land Appraisal	Unrealized Increment per Premises Appraisal	Foreign Exchange Adjustment	Unrealized Gains on Investment	Unrealized Losses on Investment	Unrealized Gains Resulting from The Sale of Shares of a Subsidiary to The Public in Excess of Book Value	Retained Earnings Appropriated Legal Reserve	Retained Earnings Appropriated Other Reserves	Unappropriated	Minority Interest	Total
Beginning balance as at January 1, 2006	19,088,428,940	56,346,232,013	10,192,264,052	8,266,505,157	1,207,805,754	11,253,104,610	(1,836,056,876)	45,399,683	10,000,000,000	15,000,000,000	9,668,278,028	576,243,428	139,808,204,789
Unrealized increment per premises appraisal	-	-	-	(510,613,893)	-	-	-	-	-	-	-	-	(510,613,893)
Unrealized gains (losses) on investment	-	-	-	-	-	(2,111,127,328)	(419,810,089)	-	-	-	-	-	(2,530,937,417)
Foreign exchange adjustment	-	-	-	-	(1,178,422,619)	-	-	-	-	-	-	-	(1,178,422,619)
Net gain (loss) not recognised in the statement of income	-	-	-	(510,613,893)	(1,178,422,619)	(2,111,127,328)	(419,810,089)	-	-	-	-	-	(4,219,973,929)
Net income	-	-	-	-	-	-	-	-	-	-	9,574,289,310	-	9,574,289,310
Dividend paid (Note 5.21)	-		-	-	-	-	-	-	-	-	(2,386,053,617)	-	(2,386,053,617)
Depreciation of building appraisal (Note 5.1.2)	-	-	-	-	-	-	-	-	-	-	449,026,166	-	449,026,166
Realized increment of assets appraisal (Note 5.1.2)	-	-	-	-	-	-	-	-	-	-	61,587,727	-	61,587,727
Legal reserve (Notes 5.20 and 5.21)	-	-	-	-	-	-	-	-	500,000,000	-	(500,000,000)	-	-
Other reserves (Notes 5.20 and 5.21)	-	-	-	-	-	-	-	-	-	6,500,000,000	(6,500,000,000)	-	-
Minority interest	-	-	-	-	-	-	-	-	-	-	-	8,548,397	8,548,397
Ending balance as at June 30, 2006	19,088,428,940	56,346,232,013	10,192,264,052	7,755,891,264	29,383,135	9,141,977,282	(2,255,866,965)	45,399,683	10,500,000,000	21,500,000,000	10,367,127,614	584,791,825	143,295,628,843
Beginning balance as at January 1, 2007	19,088,428,940	56,346,232,013	10,192,264,052	7,300,915,131	(985,608,563)	8,897,587,590	(1,511,093,580)	45,399,683	11,000,000,000	26,500,000,000	11,693,726,746	646,924,355	148,914,776,367
Unrealized increment per premises appraisal	-	-	-	(447,558,044)	-	-	-	-	-	-	-	-	(447,558,044)
Unrealized gains (losses) on investment	-	-	-	-	-	4,487,766,801	564,854,678	-	-	-	-	-	5,052,621,479
Foreign exchange adjustment	-	-	-	-	(847,073,268)	-	-	-	-	-	-	-	(847,073,268)
Net gain (loss) not recognised in the statement of income	-	-	-	(447,558,044)	(847,073,268)	4,487,766,801	564,854,678	-	-	-	-	-	3,757,990,167
Net income	-	-	-	-	-	-	-	-	-	-	9,974,929,655	-	9,974,929,655
Dividend paid (Note 5.21)	-	-	-	-	-	-	-	-	-	-	(3,340,475,065)	-	(3,340,475,065)
Depreciation of building appraisal (Note 5.1.2)	-	-	-	-	-	-	-	-	-	-	447,558,041	-	447,558,041
Legal reserve (Notes 5.20 and 5.21)	-	-	-	-	-	-	-	-	500,000,000	-	(500,000,000)	-	-
Other reserves (Notes 5.20 and 5.21)	-	-	-	-	-	-	-	-	-	5,000,000,000	(5,000,000,000)	-	-
Minority interest	-	-	-	-	-	-	-	-	-	-	-	(58,425,814)	(58,425,814)
Ending balance as at June 30, 2007	19,088,428,940	56,346,232,013	10,192,264,052	6,853,357,087	(1,832,681,831)	13,385,354,391	(1,246,238,902)	45,399,683	11,500,000,000	31,500,000,000	13,275,739,377	588,498,541	159,696,353,351

Notes to the financial statements form an integral part of these financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)

FOR THE HALF YEARS ENDED JUNE 30, 2007 AND 2006

Baht

	SEPARATE FINANCIAL STATEMENTS											
	Issued and Paid-up Share Capital Ordinary Shares	Premium on Ordinary Share Capital	Unrealized Increment per Land Appraisal	Unrealized Increment per Premises Appraisal	Foreign Exchange Adjustment	Unrealized Gains on Investment	Unrealized Losses on Investment	Unrealized Gains Resulting from The Sale of Shares of a Subsidiary to The Public in Excess of Book Value	Retained Earnings Appropriated Legal Reserve	Retained Earnings Appropriated Other Reserves	Unappropriated	Total
Beginning balance as at January 1, 2006 before adjustment	19,088,428,940	56,346,232,013	10,192,264,052	8,266,505,157	1,207,805,754	11,253,104,610	(1,836,056,876)	45,399,683	10,000,000,000	15,000,000,000	9,668,278,028	139,231,961,361
Adjustment for the previous year (Note 3)	-	-	-	-	75,248,609	(3,869,179)	1,512,456	(45,399,683)	-	-	(877,838,144)	(850,345,941)
Beginning balance after adjustment	19,088,428,940	56,346,232,013	10,192,264,052	8,266,505,157	1,283,054,363	11,249,235,431	(1,834,544,420)	-	10,000,000,000	15,000,000,000	8,790,439,884	138,381,615,420
Unrealized increment per premises appraisal	-	-	-	(510,613,893)	-	-	-	-	-	-	-	(510,613,893)
Unrealized gains (losses) on investment	-	-	-	-	-	(2,108,273,049)	(417,047,541)	-	-	-	-	(2,525,320,590)
Foreign exchange adjustment	-	-	-	-	(982,264,845)	-	-	-	-	-	-	(982,264,845)
Net gain (loss) not recognised in the statement of income	-	-	-	(510,613,893)	(982,264,845)	(2,108,273,049)	(417,047,541)	-	-	-	-	(4,018,199,328)
Net income	-	-	-	-	-	-	-	-	-	-	8,930,666,732	8,930,666,732
Dividend paid (Note 5.21)	-	-	-	-	-	-	-	-	-	-	(2,386,053,617)	(2,386,053,617)
Depreciation of building appraisal (Note 5.1.2)	-	-	-	-	-	-	-	-	-	-	449,026,166	449,026,166
Realized increment of assets appraisal (Note 5.1.2)	-	-	-	-	-	-	-	-	-	-	61,587,727	61,587,727
Legal reserve (Notes 5.20 and 5.21)	-	-	-	-	-	-	-	-	500,000,000	-	(500,000,000)	-
Other reserves (Notes 5.20 and 5.21)	-	-	-	-	-	-	-	-	-	6,500,000,000	(6,500,000,000)	-
Ending balance as at June 30, 2006	19,088,428,940	56,346,232,013	10,192,264,052	7,755,891,264	300,789,518	9,140,962,382	(2,251,591,961)	-	10,500,000,000	21,500,000,000	8,845,666,892	141,418,643,100
Beginning balance as at January 1, 2007 before adjustment	19,088,428,940	56,346,232,013	10,192,264,052	7,300,915,131	(985,608,563)	8,897,587,590	(1,811,093,580)	45,399,683	11,000,000,000	26,500,000,000	11,693,726,746	148,267,852,012
Adjustment for the previous year (Note 3)	-	-	-	-	386,448,252	(1,349,244)	568,009	(45,399,683)	-	-	(1,872,430,066)	(1,532,162,732)
Beginning balance after adjustment	19,088,428,940	56,346,232,013	10,192,264,052	7,300,915,131	(599,160,311)	8,896,238,346	(1,810,525,571)	-	11,000,000,000	26,500,000,000	9,821,296,680	146,735,689,280
Unrealized increment per premises appraisal	-	-	-	(447,558,044)	-	-	-	-	-	-	-	(447,558,044)
Unrealized gains (losses) on investment	-	-	-	-	-	4,488,206,523	564,358,488	-	-	-	-	5,052,565,011
Foreign exchange adjustment	-	-	-	-	(749,324,927)	-	-	-	-	-	-	(749,324,927)
Net gain (loss) not recognised in the statement of income	-	-	-	(447,558,044)	(749,324,927)	4,488,206,523	564,358,488	-	-	-	-	3,855,682,040
Net income	-	-	-	-	-	-	-	-	-	-	9,986,180,774	9,986,180,774
Dividend paid (Note 5.21)	-	-	-	-	-	-	-	-	-	-	(3,340,475,065)	(3,340,475,065)
Depreciation of building appraisal (Note 5.1.2)	-	-	-	-	-	-	-	-	-	-	447,558,041	447,558,041
Legal reserve (Notes 5.20 and 5.21)	-	-	-	-	-	-	-	-	500,000,000	-	(500,000,000)	-
Other reserves (Notes 5.20 and 5.21)	-	-	-	-	-	-	-	-	-	5,000,000,000	(5,000,000,000)	-
Ending balance as at June 30, 2007	19,088,428,940	56,346,232,013	10,192,264,052	6,853,357,087	(1,348,485,238)	13,384,444,869	(1,246,167,083)	-	11,500,000,000	31,500,000,000	11,414,560,430	157,684,635,070

Notes to the financial statements form an integral part of these financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE HALF YEARS ENDED JUNE 30, 2007 AND 2006

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2007	2006	2007	2006 (Restated)
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	9,974,929,655	9,574,289,310	9,986,180,774	8,930,666,732
Item to reconcile net income to cash received (paid) from operating activities				
Depreciation and amortization expenses	1,773,792,838	2,120,181,346	1,749,718,768	2,098,296,009
Bad debt and doubtful accounts	3,169,234,917	1,975,524,930	3,130,785,421	1,956,988,617
Loss on debt restructuring (reversal)	(388,999,010)	821,559,391	(388,999,010)	821,559,391
Loss (gain) on foreign exchange	442,794,368	(410,662,814)	443,931,917	(410,940,628)
Amortization of discount on investment in debt securities	(1,742,504,200)	(1,455,004,054)	(1,751,597,552)	(1,476,882,874)
Unrealized loss on revaluation of trading securities	17,035,329	12,681,964	33,486,158	10,892,432
Unrealized loss (gain) on transfer of investment	(55,775,875)	18,411,646	(55,775,875)	24,589,626
Gain on disposal of securities for investment	(1,647,940,791)	(2,339,669,098)	(1,647,639,965)	(1,514,499,087)
Loss on impairment of investments	95,811,290	327,293,868	95,811,290	327,293,868
Equity in undistributed net income of subsidiaries and associated companies	(42,717,467)	(66,819,714)	-	-
Dividend income from subsidiaries and associated companies	6,651,990	5,752,080	-	-
Loss on impairment of properties foreclosed	302,718,135	1,522,444,118	275,197,964	1,379,336,655
Gain on disposal of premises and equipment	(2,893,653)	(15,477,657)	(2,357,578)	(14,438,112)
Loss on impairment of other assets	27,466,851	82,229,256	26,966,851	82,229,256
Provisions for contingencies expenses	445,126,083	269,896,232	445,126,083	269,896,232
Increase in accrued interest receivable and dividend income	(430,362,916)	(1,301,759,280)	(425,005,502)	(1,278,829,431)
Decrease (increase) in other accrued receivable	(4,719,556)	4,226,086	(25,995)	(866,523)
Increase (decrease) in accrued interest payable	(4,206,306,106)	3,327,896,419	(4,231,718,618)	3,330,756,566
Increase in other accrued expenses	1,029,662,259	3,028,994,631	1,154,405,007	2,965,521,006
Minority interests in net income of subsidiaries	45,135,566	51,843,775	-	-
Income from operations before changes in operating assets and liabilities	8,808,139,707	17,553,832,435	8,838,490,138	17,501,569,735

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE HALF YEARS ENDED JUNE 30, 2007 AND 2006

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2007	2006	2007	2006 (Restated)
CASH FLOWS FROM OPERATING ACTIVITIES (CONTINUED)				
Decrease (increase) in operating assets				
Interbank and money market items	(17,061,570,297)	(58,817,531,009)	(8,131,066,180)	(58,171,089,385)
Securities purchased under resale agreements	12,000,000,000	(9,900,000,000)	12,000,000,000	(9,900,000,000)
Current investments - trading securities	(42,893,998,961)	(24,405,831,447)	(42,896,762,372)	(24,352,936,620)
Loans	(29,416,770,460)	(61,498,055,496)	(29,424,474,344)	(57,760,784,993)
Properties foreclosed	1,987,801,214	3,795,906,484	1,949,940,312	3,884,542,895
Other assets	1,603,775,271	(1,220,431,688)	1,616,315,200	(1,889,095,624)
Increase (decrease) in operating liabilities				
Deposits	59,210,934,049	92,894,004,228	56,300,684,426	93,528,450,359
Interbank and money market items	9,246,382,029	1,007,843,453	6,243,762,246	31,512,231
Liabilities payable on demand	559,025,993	561,316,217	544,959,712	564,533,693
Securities sold under repurchase agreements	-	5,000,000,000	-	5,000,000,000
Short-term borrowings	(2,811,762,346)	-	(3,192,760,000)	-
Other liabilities	56,459,641	(736,140,976)	(2,092,434,552)	(3,013,706,954)
Net cash provided by (used in) operating activities	1,288,415,840	(35,765,087,799)	1,756,654,586	(34,577,004,663)
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of available for sale securities	(89,274,703,866)	(57,814,522,776)	(89,224,684,435)	(57,470,566,416)
Proceeds from disposal of available for sale securities	108,760,062,174	69,458,549,925	108,360,975,326	68,165,622,644
Purchase of held to maturity debt securities	(34,839,519,831)	(20,810,446,554)	(31,329,888,430)	(20,487,333,512)
Proceeds from redemption of held to maturity debt securities	21,807,509,475	45,130,721,838	18,061,242,946	44,671,705,251
Purchase of general investments	(1,774,056,819)	(681,566,003)	(1,774,056,819)	(681,566,003)
Proceeds from disposal of general investments	1,713,543,467	324,243,480	1,713,543,467	324,243,480
Purchase of investments in subsidiaries and associated companies	(131,742,925)	-	(131,742,925)	-
Purchase of premises, equipment and leasehold	(926,082,457)	(872,392,182)	(899,892,990)	(853,171,401)
Proceeds from disposal of premises and equipment	5,762,975	97,252,955	3,156,950	95,467,097
Net cash provided by investing activities	5,340,772,193	34,831,840,683	4,778,653,090	33,764,401,140

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE HALF YEARS ENDED JUNE 30, 2007 AND 2006

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2007	2006	2007	2006 (Restated)
CASH FLOWS FROM FINANCING ACTIVITIES				
Cash received from issuance common stock and premium of common stock from minority interests	-	213,220,833	-	-
Cash paid for subordinated bonds extinguishment	(9,346,842,033)	-	(9,346,842,033)	-
Increase in borrowings	74,082,731	-	74,082,731	-
Dividend paid	(3,340,475,065)	(2,386,053,617)	(3,340,475,065)	(2,386,053,617)
Dividend paid for minority interests	(69,372,670)	(43,295,378)	-	-
Net cash used in financing activities	(12,682,607,037)	(2,216,128,162)	(12,613,234,367)	(2,386,053,617)
Effect on cash due to changes in the exchange rates	(45,571,337)	(70,362,107)	(44,270,427)	(65,837,388)
Net decrease in cash	(6,098,990,341)	(3,219,737,385)	(6,122,197,118)	(3,264,494,528)
Cash as at January 1,	33,114,861,889	34,221,505,898	33,071,895,397	34,152,169,579
Cash as at June 30,	27,015,871,548	31,001,768,513	26,949,698,279	30,887,675,051

Notes to the financial statements form an integral part of these financial statements

1. REGULATORY REQUIREMENTS

The Bank is subject to various capital and regulatory requirements administered by the Bank of Thailand (BOT). Under these capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must satisfy specific capital guidelines that involve quantitative measurements of the Bank's assets, liabilities and certain off-balance sheet items calculated in accordance with regulatory requirements. The Bank's capital amounts and classification are also subject to qualitative judgement by the BOT about components, risk weightings and other factors. The Bank believes that as at June 30, 2007 and December 31, 2006, the Bank complied with all capital adequacy requirements. However, these capital and regulatory requirements are subject to change by the BOT.

In January 2004, the Ministry of Finance and the Bank of Thailand announced the Financial Sector Master Plan defining the framework for the financial services industry and the types of financial institutions. In accordance with the said announcement, the Bank submitted a plan in July 2004 to the Bank of Thailand, for approval by the Ministry of Finance, to sell the shares in Bualuang Finance Company Limited to Asia Credit Public Company Limited which had applied for a full banking license.

Following approval from the Ministry of Finance for Asia Credit Public Company Limited to establish a commercial bank in December 2004, the Bank sold all the shares held in Bualuang Finance Company Limited to Asia Credit Public Company Limited in April 2005. In this regard, the Bank must reduce the shareholding in Asia Credit Public Company Limited according the timeframe set by the Ministry of Finance.

In September 2005, the Bank reduced the shareholding in Asia Credit Public Company Limited such that the company is no longer an associated company and the remaining investment was transferred to investments in available-for-sale securities and general investments portfolio.

In December 2005, Asia Credit Public Company was granted a commercial banking license from the Ministry of Finance and was renamed ACL Bank Public Company Limited.

In November 2006, the Bank exercised the right to convert the preferred shares in ACL Bank Public Company Limited into common shares. The Bank classified the entire investment in the common shares of the company as available-for-sale securities.

In December 2006, the Bank requested for approval to extend the timeframe for the reduction of the shareholding in ACL Bank Public Company Limited, which was due for execution in that month. The timeframe was subsequently extended to June 30, 2007. In June 2007, the Bank requested for another approval for further extension. On July 20, 2007, the Bank was informed by the Ministry of Finance that the request to extend the timeframe for the portion due for execution in June 2007 was not approved and that the Bank is required to reduce the shareholding by December 2007 according to the previous conditions.

2. BASIS FOR PREPARATION OF THE CONSOLIDATED AND THE SEPARATE FINANCIAL STATEMENTS

Bangkok Bank Public Company Limited is a public company registered in the Kingdom of Thailand with its head office located at 333 Silom Road, Bangrak, Bangkok. The Bank's main business is commercial banking and the Bank conducts its businesses through a network of branches covering all parts of Thailand and some major parts of the world. As at June 30, 2007 and December 31, 2006, the Bank has a total staff of 19,615 and 19,239, respectively.

2.1 During the half year ended June 30, 2007, Thai Accounting Standard (TAS) No.27 "Disclosures in the Financial Statements of Bank and Similar Financial Statements" is revised and announced by Federation of Accounting Professions and applied for the financial statements of periods beginning or after January 1, 2007. The revised standard is related to the presentation of balance sheet and statement of income and the disclosure of notes to the financial statements of bank with no material impact. However, the consolidated and the separate financial statements for the quarters and the half years ended June 30, 2007 and 2006 are still presented in accordance with the regulations of the Stock Exchange of Thailand (SET) dated January 22, 2001, regarding the basis, conditions and procedures for the preparation and submission of financial statements position and results of operations of listed companies B.E. 2544, and with the BOT's notification regarding the balance sheets and statements of income of commercial banks dated May 10, 2001, and its related letter of July 9, 2001.

The preparation of financial statements in conformity with Generally Accepted Accounting Principles (GAAP) also requires the Bank to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

The Bank prepares its statutory financial statements in the Thai language in conformity with financial accounting standards in Thailand and as stated above. The financial statements are prepared in accordance with accounting principles and practices generally accepted in Thailand.

2.2 The consolidated financial statements for the quarters and the half years ended June 30, 2007 and 2006 and the consolidated balance sheet as at December 31, 2006, included the accounts of all branches of the Bank and its five subsidiaries based on the reviewed financial statements of these companies except for the financial statements of BBL Asset Management Company Limited which were unreviewed, and eliminated significant business transactions and outstanding balances between the Bank and its subsidiaries. The five subsidiaries are BBL (Cayman) Limited, Bangkok Bank Berhad, Sinnsuptawee Asset Management Company Limited, BBL Asset Management Company Limited, and Bualuang Securities Public Company Limited.

In addition, the consolidated financial statements for the quarters and the half years ended June 30, 2007 and 2006 and the consolidated balance sheet as at December 31, 2006, also included BBL Nominees (Tempatan) Sdn. Bhd, the 100.00% owned subsidiary of Bangkok Bank Berhad.

The consolidated financial statements for the quarters and the half years ended June 30, 2007 and 2006 and the consolidated balance sheet as at December 31, 2006 did not include the

financial statements of Thai Precision Manufacturing Company Limited in which the Bank holds 59.77% stake through debt restructuring as such company's operation was discontinued and is in the process of dissolving. Thai Precision Manufacturing Company Limited reported total assets amounting to Baht 122.1 million in their December 31, 2005 audited financial statements.

All subsidiaries of the Bank were registered in the Kingdom of Thailand except for BBL (Cayman) Limited which was registered in the Cayman Islands British West Indies and Bangkok Bank Berhad which was registered in Malaysia.

The consolidated financial statements for the quarters and the half years ended June 30, 2007 and 2006 and the consolidated balance sheet as at December 31, 2006 included interest in associated companies' equity which was determined from the unaudited financial statements of these companies except for the Bank's interest in PCC Capital Company Limited and Thai Digital ID Company Limited which was determined from the December 31, 2006 and 2005 audited financial statements.

The consolidated financial statements for the quarter and the half year ended June 30, 2007 included the Bank's interest in National ITMX Company Limited, which was determined from the December 31, 2006 audited financial statements.

2.3 The separate financial statements for the quarters and the half years ended June 30, 2007 and 2006 and the separate balance sheet as at December 31, 2006, included the accounts of all branches of the Bank. Investment in subsidiaries and associated companies was accounted for using the cost method.

2.4 The statement of cash flows for the half year ended June 30, 2006 presented for comparison, had been reclassified to conform to the classifications used in the statement of cash flows for the half year ended June 30, 2007 as follows :

- The other provisions for contingencies which was previously presented as part of other liabilities, is now presented as part of provision for contingencies expenses in the consolidated and the separate financial statements amounting to Baht 41.5 million and Baht 41.5 million, respectively.

- The amortization of discount on investment in debt securities which was previously presented as part of depreciation and amortization expenses, is now presented separately in the consolidated and the separate financial statements amounting to Baht 1,455.0 million and Baht 1,476.9 million, respectively.

- In accordance with the requirements regarding the consolidated financial statements as per the notification of the BOT dated July 12, 2006 on the Dispatch of Guideline on Consolidated Supervision, the securities trading account of the subsidiary (subsidiaries) with securities companies, securities business debtors, and related accounts, which were previously presented as part of other assets and other liabilities in the consolidated financial statements are now presented as part of interbank and money market items and loans. The effects of the change in reclassification in the consolidated financial statements are as follows :

	Previous classification	Million Baht Current classification
CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE HALF YEAR ENDED JUNE 30, 2006 :		
Decrease (increase) in operating assets		
Interbank and money market items	(58,826.2)	(58,817.5)
Loans	(60,632.8)	(61,498.1)
Other assets	(1,895.6)	(1,220.4)
Increase (decrease) in operating liabilities		
Interbank and money market items	(33.9)	1,007.8
Other liabilities	165.7	(736.1)

3. CHANGES IN ACCOUNTING POLICY FOR INVESTMENT IN SUBSIDIARIES AND ASSOCIATED COMPANIES

In January 2007, the Bank changed its accounting policy for investment in subsidiaries and associated companies in the separate financial statements from the equity method to the cost method in accordance with the Federation of Accounting Professions notification No. 26/2549 dated October 30, 2006 on Thai Accounting Standard No. 44 relating to Consolidated Financial Statements and Accounting for Investment in Subsidiaries. The Bank restated the comparative separate financial statements for the prior periods as if the Bank had always accounted for the investment in subsidiaries and associated companies using the cost method. Therefore, the comparative separate financial statements for the quarter and the half year ended June 30, 2006 and the separate balance sheet as at December 31, 2006, have been restated in accordance with the new accounting policy. The effect of this change on the separate balance sheet as at December 31, 2006, the separate statements of income for the quarter and the half year ended June 30, 2006, and the separate statement of changes in shareholders' equity for the half year ended June 30, 2006 are as follow :

	Million Baht Increase (Decrease)
BALANCE SHEET AS AT DECEMBER 31, 2006 :	
Assets	
Investments in subsidiaries and associated companies, net	(1,532.2)
Shareholders' equity	
Foreign exchange adjustment	386.4
Unrealized gains on investment	(1.4)
Unrealized losses on investment	0.6
Unrealized gains resulting from the sale of shares of a subsidiary to the public in excess of book value	(45.4)
Retained earnings	(1,872.4)
STATEMENT OF INCOME FOR THE QUARTER ENDED JUNE 30, 2006 :	
Interest and dividend income	
Investments	52.2
Non-interest income	
Equity in undistributed net income of subsidiaries and associated companies	(152.1)
Net income	(99.9)
Earnings per share (Baht)	(0.05)

	Million Baht Increase (Decrease)
STATEMENT OF INCOME FOR THE HALF YEAR ENDED JUNE 30, 2006 :	
Interest and dividend income	
Investments	60.5
Non-interest income	
Equity in undistributed net income of subsidiaries and associated companies	(704.1)
Net income	(643.6)
Earnings per share (Baht)	(0.34)
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE HALF YEAR ENDED JUNE 30, 2006 :	
Beginning balance as at January 1, 2006	
Foreign exchange adjustment	75.2
Unrealized gains on investment	(3.9)
Unrealized losses on investment	1.5
Unrealized gains resulting from the sale of shares of a subsidiary to the public in excess of book value	(45.4)
Retained earnings	(877.8)

4. SIGNIFICANT ACCOUNTING POLICIES

4.1 Recognition of interest income

The Bank recognizes interest income from loans on an accrual basis, except for interest which was accrued over 3 months, such interest is recognized when received. The Bank reverses all accrued interest income for items which are no longer on an accrual basis.

4.2 Recognition of interest expenses and other expenses

The Bank recognizes interest expenses and other expenses including the contribution to the Financial Institutions Development Fund on an accrual basis.

Costs in issuing share capital are included in non-interest expense.

4.3 Cash

Cash are cash on hand and cash in transit.

4.4 Investments

The Bank's investment portfolios, consisting of debt securities, equity securities and investments in receivables are classified as trading securities, available-for-sale securities, held-to-maturity securities, general investment and investment in subsidiaries and associated companies which the Bank presents as current investments, long-term investments, and investments in subsidiaries and associated companies.

Current investments are investments which the Bank intends to hold for one year or less. Current investments include trading securities, available-for-sale securities and debt securities maturing within one year.

Long-term investments are investments which the Bank intends to hold for more than one year. Long-term investments include equity securities that are classified as available-for-sale securities, general investment and debt securities maturing more than one year.

Investment in debt securities or marketable equity securities with readily determinable market values that are acquired with the intent to hold for a short period of time in order to take advantage of anticipated changes in market values are classified as trading securities and carried at fair value. Unrealized gains and losses from changes in fair value are recognized as non-interest income.

Debt securities and investments in receivables for which the Bank has the intent and the ability to hold until maturity are classified as held-to-maturity debt securities and carried at the amortized cost, net of valuation allowances for impairment, if any.

Debt securities, investments in receivables and marketable equity securities with readily determinable market values that are not classified as either held-to-maturity securities, or trading securities or investments in subsidiaries and associated companies are classified as available-for-sale securities and carried at fair value, net of valuation allowances for impairment, if any. The unrealized gains or losses related to available-for-sale securities are reported as a component of shareholders' equity until realized, after which it will be recognized in the statement of income.

Non-marketable equity securities and listed securities acquired through debt restructuring with trading restriction are classified as general investment and carried at cost, net of valuation allowances for impairment, if any.

Investments in subsidiaries and associated companies in the separate financial statements are presented at the cost method, net of valuation allowances for impairment (See Note 3). Investments in associated companies in the consolidated financial statements are presented at the equity method, net of valuation allowances for impairment.

The Bank presents its investments transferred to a subsidiary as securities transferred to subsidiary, classified as available-for-sale securities. Cash received from the aforementioned transfer is presented as other liabilities in accordance with the Thai accounting practice guideline regarding the transferring and taking of transfer of financial assets.

The Bank classifies the non-negotiable promissory note, which is avaled by the Financial Institutions Development Fund (FIDF) and the rights against the promissory note entitled to the Bank by the Thai Asset Management Corporation (TAMC) upon entering into the Asset Transfer Agreement in order to transfer impaired assets of the Bank, as held-to-maturity debt securities.

The Bank recognizes interest income on the aforementioned rights on an accrual basis and concurrently provides reserve for loss sharing from TAMC by the same amount.

Realized gains and losses arising from the sale of debt and equity securities are computed based on the weighted average method and are included in non-interest income.

Interest income on debt securities is recognized on an accrual basis. The amortization of premiums and accretion of discounts use methods that produce a level yield. Dividend is recognized as income on an accrual basis. These are included in interest and dividend income.

Valuation allowances for impairment are established by recognizing an unrealized loss upon impairment of investments in the statement of income as per Bank's assessment.

The fair value calculation of debt instruments

- For debt instruments of government, state enterprise bonds and other domestic debt instruments, the Thai Bond Dealing Center debt instruments bid yield is used in the case where debt instruments are listed in the Thai Bond Dealing Center. For such debt instruments that are not listed in the Thai Bond Dealing Center, the average bid yield from three reliable financial institutions will be used.

- For foreign debt instruments, the value quoted by reliable international financial institutions will be used.

The fair value determination of equity securities

- For marketable equity securities with readily determinable market values, the fair value is determined by the last bid price on The Stock Exchange of Thailand on the last business day of the period. If the last bid price is not available, the last closing price will be used.

- Investment in marketable unit trusts are stated at fair value based on redemption value as at the end of the period.

4.5 Loans

Overdrafts are carried at the drawn amounts including interest. Other loans are carried at the principal amounts. Unearned discounts on bills are eliminated from loans (See Note 5.5).

4.6 Allowance for doubtful accounts

The BOT allows banks to classify loans and set up the allowance for doubtful accounts on an account-by-account basis or on a customer basis. In this respect, the Bank has chosen to classify loans and set up the allowance for doubtful accounts on a customer basis, such that all loans extended to a customer are classified at the lowest quality category of such customer and the allowance for doubtful accounts is determined according to the loan classification. The Bank also performs qualitative reviews of loans and commitments in accordance with the guidelines of the BOT.

As at June 30, 2007 and December 31, 2006, the Bank has complied with the guidelines of the BOT in setting up the allowance for doubtful accounts according to the guidelines on worthless or irrecoverable assets or assets with doubtful recoverability value dated December 7, 2006 and the guidelines on collateral appraisal of financial institutions dated December 21, 2006, which stipulated increased requirements for banks to set up the allowance for loss from non-performing loans in an amount equal to the difference between the book value of the outstanding loan and the present value of estimated future cash flows from the debtor, or the difference between the book value of the outstanding loan and the present value of estimated future cash flows from the disposal of collateral. However, such provision shall not be less than the allowance for doubtful accounts according to loan classification as aforementioned. The BOT has allowed banks to gradually set up the allowance for doubtful accounts under the new guidelines, with the allowance for loans in the judgment stage or in the enforcement stage or loans that are undergoing litigation to be set up by the second half of 2006, the allowance for loans classified as doubtful of loss and doubtful to be set up by the first half of 2007, and the allowance for substandard loans to be set up by the second half of 2007. As at December 31, 2006, the Bank has chosen to comply with the new guidelines that will be effective for the second half of 2007 in full on an accelerated schedule. The Bank still maintains the allowance for doubtful accounts in excess of the BOT's minimum requirement (See Note 5.5.5), taking into consideration the potential additional loss arising in the event of the debtors not being able to meet their obligations under the loan agreements.

Debts that are determined to be irrecoverable are written off in the period in which the decision is taken. Bad debts recovered are recorded as an increase in allowance for doubtful accounts.

In the event of a net loss on debt restructuring, the Bank will reduce bad debt and doubtful accounts and allowance for doubtful accounts by either the loss on debt restructuring or allowance for doubtful accounts recorded in the previous period, whichever is the lower.

4.7 Troubled debt restructurings

The Bank's restructuring methodology includes reduction of principal and/or accrued interest receivable, asset transfer, debt-equity conversion, and modification of payment schedule.

For debt repayment through asset transfer or debt-equity conversion according to debt restructuring contract, the Bank uses conservative basis in recognizing the transferred asset or equity at the lower of recorded loan amount or asset fair value, of which the effect is not material from recording the transfer at the fair value following TAS No. 34.

For debt restructuring using modification of payment schedule, the Bank calculates the fair value of loans based on the present value of the expected future cash flows discounted by the market rate. The Bank applies lending interest rate published by the Bank and in force at the time of restructuring as the benchmarking discount rate in calculating the resulting future loss, and recognizes this loss on restructuring as expense as incurred. Subsequently, the Bank recalculates the above mentioned future loss periodically using the lending interest rate published by the Bank and in force as at the balance sheet date as the benchmarking discount rate and recognizes the change of the above mentioned future loss as an increase or decrease in expense in loss on restructuring accounts.

4.8 Properties foreclosed

Properties foreclosed consist of immovable and movable properties which are stated at the lower of cost or market value at the date of acquisition. In the event where the Bank considers that there is a decline in net realizable value, the impairment is recognized in the statement of income as a non-interest expense.

Net realizable value is estimated based on the appraised value together with other factors which can affect the realizable value such as related selling expenses and future discounts expenses.

Gains or losses on disposal of such properties foreclosed are recognized as non-interest income or expense on the date of disposal.

The Bank has complied with the BOT's circular letter regarding the Accounting Treatment for the Sale of Properties Foreclosed dated February 4, 2004 since July 2, 2004. Furthermore, the Bank has also complied with the notification of the BOT regarding Rules and Conditions Relating to Sale of Immovable Properties Previously Used as Premises for the Business of Commercial Banks or as Facilities for its Officers and Employees dated March 23, 2005 and December 18, 2006 since July 1, 2005 and January 1, 2007, respectively.

4.9 Premises, equipment and depreciation

Land is stated at the new appraised value. Premises are stated at the new appraised value net of accumulated depreciation. Equipment is stated at cost net of accumulated depreciation.

The land and premises reappraisal are done by independent professional appraisers according to the guidelines established by the BOT, and the increment resulting from the appraisal is recognized as part of shareholders' equity as unrealized increment per land and premises appraisal. Depreciation of the premises appraisal increase is recognized as an expense in the statement of income and the unrealized increment per premises appraisal is amortized by transferring to retained earnings an amount equal to such depreciation. Land and premises appraisal decrease is charged directly against any prior appraisal increase for the particular asset. The residual appraisal decrease is recognized as an expense in the statement of income.

Depreciation is calculated by the straight-line method, based on the estimated useful lives of the assets, as follows :

Premises-reappraised	20 - 30 years
Premises-newly constructed	20 years
Equipment	5 years

Premises and equipment in foreign countries are depreciated at the legal rates applicable in each locality.

4.10 Legal expense paid in advance

Legal expense paid in advance represents legal expense paid for the prosecution of defaulting debtors. All legal expense paid for the prosecution of defaulting debtors is recorded as legal expense in the period in which it was incurred and repayment of such expense by debtors is recorded as other income.

4.11 Leaseholds

Leaseholds are stated at cost less amortization. Amortization charge is calculated by the straight-line method, based on the lease period, which range between 2-30 years. Leaseholds in foreign countries are amortized at the legal rates applicable in each locality.

4.12 Provisions for contingencies

The Bank recognizes provisions in the balance sheet when the Bank has obligations as a result of a past event and where it is probable that there will be an outflow of economic benefits to settle such obligations. The provisions for contingencies, such as the provisions for off-balance sheet contingencies (See Note 5.16), the probable loss arising from the impaired assets transferred to the Thai Asset Management Corporation (See Note 5.5.7), the probable loss on legal indemnity, and other provisions for contingencies, have been recognized in the balance sheet.

The Bank recognizes the provisions for contingencies as other expenses in the statement of income and as other liabilities in the balance sheet.

The Bank reviews the provisions for contingencies on a regular basis, and recognizes the changes in the provisions as increase or decrease in other expenses.

The Bank has recognized the provisions for off-balance sheet contingencies by applying to all off-balance sheet contingencies, the provisioning rate according to the BOT's guidelines regarding worthless or irrecoverable assets or assets with doubtful recoverability value.

4.13 Assets and liabilities in foreign currencies

Transactions denominated in foreign currencies are translated into Baht at the rates of exchange prevailing at the transaction dates. Balances of assets and liabilities in foreign currencies including the balance sheets of overseas branches and foreign subsidiaries are converted at the reference rates, as announced by the BOT at the end of the period. Statements of income of overseas branches and foreign subsidiaries are converted at the reference rates, as announced by the BOT at the end of the month.

Gains and losses on foreign transactions and translation gains and losses are recognized in the statements of income. Foreign exchange translation of the financial statements of overseas branches and foreign subsidiaries are included as a component in shareholders' equity.

4.14 Sales of note receivables

For the sales of bills of exchange and promissory notes, purchased by the Bank, to the public realized gains or losses are computed based on the purchasing cost and are included in non-interest income or expense.

4.15 Derivatives

Forward foreign exchange contracts entered into for trading purposes are marked to market with the resultant gains and losses being included in non-interest income in statements of income in the current period. Gains or losses on such contracts are taken to statements of income in the current period. Contracts entered into for hedging purposes are accounted for in a manner consistent with the accounting treatment of the hedged item.

Interest rate swap and currency swap agreements entered into for trading purposes are valued at their net present value after allowance for future costs and risk exposure. Gains and losses on such agreements are taken to statement of income in the current period. Agreements entered into for hedging purposes are accounted for in a manner consistent with the accounting treatment of the hedged item.

4.16 Provident fund

On June 27, 1990, the Bank registered the provident fund, which is managed by external fund manager, for its staff in accordance with the Provident Fund Act B.E. 2530 (1987). According to the Funds regulations, every employee is entitled to apply for membership. The participating employees' contribution to the fund is at the rate of 5.0% of salary for executive level and 3.0% or 5.0% of salary for non-executives, while the Bank's contribution is at the rate of 5.0%. The employees are entitled to benefits upon termination of employment status.

The provident fund for overseas branches are established in accordance with each country's legal requirement and any withdrawal is made in compliance therewith.

The Bank records the contribution to the provident fund as personnel expenses in statements of income on an accrual basis.

4.17 Compound financial instruments

The Institute of Certified Accountants and Auditors of Thailand ("ICAAT") issued the Interpretation of Accounting Standard No.3, on the issue of compound financial instruments by financial institutions. The interpretation requires that in summary.

1) The equity instrument component (preferred shares) is valued at fair value, or by reference to ordinary share's market price at the time of issue, if there is no market value for the preferred shares, and the face value is to be recorded separately from the premium.

2) The balance of the financial instruments, calculated by the net amount received from the issuance of the financial instruments, deducted by the fair value of equity instrument component, is shown as a liability in the balance sheet.

3) The payment for the right under the compound instrument is not recognized as an asset in the balance sheet.

4.18 Income tax

The Bank recorded income tax expense on accrual basis, if any, based on the tax amount estimated.

4.19 Earnings per share

Basic earnings per share are calculated by dividing the net income by the average number of ordinary shares outstanding and issued during the period, weighted according to time and amount paid.

Diluted earnings per share are computed from adjusting the net income attributable to ordinary shares and adjusting the number of ordinary shares by the effect of dilutive potential ordinary shares.

5. ADDITIONAL INFORMATION

5.1 Supplementary disclosures of cash flow information

5.1.1 Cash paid for interest and income tax for the half years ended June 30, 2007 and 2006 are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS FOR THE HALF YEARS ENDED		SEPARATE FINANCIAL STATEMENTS FOR THE HALF YEARS ENDED	
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Interest	22,040.1	10,532.9	21,945.4	10,439.1
Income tax	3,239.5	2,066.6	3,133.1	1,984.2

5.1.2 Significant non-cash items for the half years ended June 30, 2007 and 2006 are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS FOR THE HALF YEARS ENDED		SEPARATE FINANCIAL STATEMENTS FOR THE HALF YEARS ENDED	
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Unrealized gains on investment in shareholders' equity increase (decrease)	4,487.8	(2,111.1)	4,488.2	(2,108.3)
Unrealized losses on investment in shareholders' equity (increase) decrease	564.9	(419.8)	564.4	(417.0)
Investment increased from loan payment/ loan sold				
Equity securities	-	166.3	-	166.3
Properties foreclosed increased from loan payment/inactive assets	955.1	2,873.2	955.1	2,873.2
Unrealized increment per land and premises appraisal transferred to retained earnings	447.6	510.6	447.6	510.6

5.2 Interbank and money market items (assets)

Interbank and money market items (assets) consisted of the following as at June 30, 2007 and December 31, 2006 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	June 30, 2007			December 31, 2006		
	Demand	Time	Total	Demand	Time	Total
Domestic items						
Bank of Thailand and Financial Institutions Development Fund	6,692.6	7,187.4	13,880.0	8,999.0	4,051.7	13,050.7
Commercial banks	1,418.5	870.6	2,289.1	320.3	791.1	1,111.4
Other banks	12.5	-	12.5	6.9	-	6.9
Finance companies, Finance and securities companies, securities companies and credit foncier companies	1,916.6	-	1,916.6	200.0	63.6	263.6
Other financial institutions	59.2	880.5	939.7	70.2	1,127.3	1,197.5
Total	10,099.4	8,938.5	19,037.9	9,596.4	6,033.7	15,630.1
Add Accrued interest receivables	0.1	10.1	10.2	0.2	10.6	10.8
Less Allowance for doubtful accounts	(0.3)	(23.9)	(24.2)	(0.5)	(16.6)	(17.1)
Total domestic items	10,099.2	8,924.7	19,023.9	9,596.1	6,027.7	15,623.8
Foreign items						
USD	2,923.2	124,089.7	127,012.9	2,565.6	120,292.3	122,857.9
JPY	438.9	3,135.2	3,574.1	786.6	2,455.3	3,241.9
Others	1,699.7	20,423.0	22,122.7	2,408.3	10,547.9	12,956.2
Total	5,061.8	147,647.9	152,709.7	5,760.5	133,295.5	139,056.0
Add Accrued interest receivables	0.2	1,085.5	1,085.7	0.2	886.1	886.3
Less Allowance for doubtful accounts	-	(4.2)	(4.2)	-	(3.9)	(3.9)
Total foreign items	5,062.0	148,729.2	153,791.2	5,760.7	134,177.7	139,938.4
Total domestic and foreign items	15,161.2	157,653.9	172,815.1	15,356.8	140,205.4	155,562.2

Million Baht

	SEPARATE FINANCIAL STATEMENTS					
	June 30, 2007			December 31, 2006		
	Demand	**Time**	**Total**	**Demand**	**Time**	**Total**
Domestic items						
Bank of Thailand and Financial Institutions Development Fund	6,692.6	7,187.4	13,880.0	8,999.0	4,051.7	13,050.7
Commercial banks	828.8	670.0	1,498.8	11.1	539.9	551.0
Other banks	12.5	-	12.5	6.9	-	6.9
Finance companies, Finance and securities companies, securities companies and credit foncier companies	60.0	-	60.0	20.0	-	20.0
Other financial Institutions	59.2	880.5	939.7	70.2	1,127.3	1,197.5
Total	7,653.1	8,737.9	16,391.0	9,107.2	5,718.9	14,826.1
Add Accrued interest receivables	0.0	8.7	8.7	0.0	8.7	8.7
Less Allowance for doubtful accounts	(0.3)	(23.9)	(24.2)	(0.5)	(16.6)	(17.1)
Total domestic items	7,652.8	8,722.7	16,375.5	9,106.7	5,711.0	14,817.7
Foreign items						
USD	2,922.6	122,241.6	125,164.2	2,565.0	120,472.7	123,037.7
JPY	438.9	3,135.2	3,574.1	786.6	2,455.3	3,241.9
Others	1,461.2	14,080.8	15,542.0	2,162.2	9,272.4	11,434.6
Total	4,822.7	139,457.6	144,280.3	5,513.8	132,200.4	137,714.2
Add Accrued interest receivables	0.2	1,077.7	1,077.9	0.2	884.4	884.6
Less Allowance for doubtful accounts	-	(4.2)	(4.2)	-	(3.9)	(3.9)
Total foreign items	4,822.9	140,531.1	145,354.0	5,514.0	133,080.9	138,594.9
Total domestic and foreign items	12,475.7	149,253.8	161,729.5	14,620.7	138,791.9	153,412.6

5.3 Securities purchased under resale agreements

Securities purchased under resale agreements consisted of the following as at June 30, 2007 and December 31, 2006 :

				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	June 30, 2007	December 31, 2006	June 30, 2007	December 31, 2006
Government bonds and Bank of Thailand bonds	20,000.0	32,000.0	20,000.0	32,000.0

5.4 Investments

5.4.1 As at June 30, 2007 and December 31, 2006, the Bank classified investments as follows :

				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	June 30, 2007	December 31, 2006	June 30, 2007	December 31, 2006
Trading securities	20,947.2	736.0	20,781.6	584.2
Available-for-sale securities	210,695.0	200,954.4	210,391.0	200,282.1
Held-to-maturity debt securities	90,043.6	76,904.1	89,282.6	75,884.1
General investments	13,501.8	12,237.2	13,484.5	12,219.7
Investments in subsidiaries and associated companies (Note 5.4.2)	258.8	221.0	5,945.7	5,909.7
Total investments, net	335,446.4	291,052.7	339,885.4	294,879.8

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2007			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities				
Government and state enterprise securities	20,387.9	4.0	(36.8)	20,355.1
Foreign debt securities	447.2	-	(10.7)	436.5
Domestic marketable equity securities	151.3	5.1	(0.8)	155.6
Total	20,986.4	9.1	(48.3)	20,947.2
Add (less) Revaluation allowance	(39.2)			-
Total	20,947.2			20,947.2
Available-for-sale securities				
Government and state enterprise securities	102,229.1	615.1	(39.0)	102,805.2
Private enterprise debt securities	1,104.6	2.2	(2.1)	1,104.7
Foreign debt securities	959.3	0.2	(0.8)	958.7
Total	104,293.0	617.5	(41.9)	104,868.6
Add (less) Revaluation allowance	575.6			-
Less Allowance for impairment	-			-
Total	104,868.6			104,868.6
Held-to-maturity debt securities				
Government and state enterprise securities	40,278.1	345.7	(12.0)	40,611.8
Private enterprise debt securities	68.5	0.2	-	68.7
Foreign debt securities	1,407.4	1.0	(0.0)	1,408.4
Total	41,754.0	346.9	(12.0)	42,088.9
Less Allowance for impairment	-			-
Total	41,754.0			42,088.9
Total current investments, net	167,569.8			167,904.7

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2007			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Long-term investments				
Available-for-sale securities				
Government and state enterprise securities	72,511.4	2,949.6	(2,504.2)	72,956.8
Private enterprise debt securities	6,394.3	310.3	(117.7)	6,586.9
Foreign debt securities	8,901.5	59.9	(82.5)	8,878.9
Domestic marketable equity securities	8,518.1	5,074.0	(1,514.9)	12,077.2
Foreign marketable equity securities	647.9	1,176.1	-	1,824.0
Securities transferred to subsidiary (Note 4.4)	304.7	3,197.9	-	3,502.6
Total	97,277.9	12,767.8	(4,219.3)	105,826.4
Add (less) Revaluation allowance	11,569.3			-
Less Allowance for impairment	(3,020.8)			-
Total	105,826.4			105,826.4
Held-to-maturity debt securities				
Government and state enterprise securities	46,585.8	356.9	(128.9)	46,813.8
Private enterprise debt securities	700.0	113.7	-	813.7
Foreign debt securities	1,003.8	11.8	-	1,015.6
Total	48,289.6	482.4	(128.9)	48,643.1
Less Allowance for impairment	-			-
Total	48,289.6			48,643.1
General investments				
Regular equity securities				
Domestic non-marketable equity securities	7,548.2			14,523.3
Foreign non-marketable equity securities	3,758.0			4,023.2
Total regular equity securities	11,306.2			18,546.5
Equity securities received through debt restructuring				
Domestic non-marketable equity securities				
Listed securities	26.4			211.3
Non-listed securities	4,171.2			5,756.7
Total	4,197.6			5,968.0
Foreign non-marketable equity securities	171.9			582.3
Total equity securities received through debt restructuring	4,369.5			6,550.3
Total	15,675.7			25,096.8
Add (less) Allowance for transferred of investments	(5.3)			-
Less Allowance for impairment	(2,168.6)			-
Total	13,501.8			25,096.8
Total long-term investments, net	167,617.8			179,566.3

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2006			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities				
Government and state enterprise securities	597.8	0.0	(9.6)	588.2
Domestic marketable equity securities	160.0	-	(12.2)	147.8
Total	757.8	0.0	(21.8)	736.0
Add (less) Revaluation allowance	(21.8)			-
Total	736.0			736.0
Available-for-sale securities				
Government and state enterprise securities	90,670.7	65.2	(172.4)	90,563.5
Private enterprise debt securities	2,140.0	0.1	(18.3)	2,121.8
Foreign debt securities	1,895.0	0.4	(1.5)	1,893.9
Total	94,705.7	65.7	(192.2)	94,579.2
Add (less) Revaluation allowance	(126.5)			-
Less Allowance for impairment	-			-
Total	94,579.2			94,579.2
Held-to-maturity debt securities				
Government and state enterprise securities	20,633.1	20.0	(39.0)	20,614.1
Private enterprise debt securities	294.9	-	(0.8)	294.1
Foreign debt securities	1,448.1	1.4	(0.1)	1,449.4
Total	22,376.1	21.4	(39.9)	22,357.6
Less Allowance for impairment	-			-
Total	22,376.1			22,357.6
Total current investments, net	117,691.3			117,672.8

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2006			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Long-term investments				
Available-for-sale securities				
Government and state enterprise securities	84,945.4	1,008.5	(2,499.6)	83,454.3
Private enterprise debt securities	6,760.9	171.9	(120.8)	6,812.0
Foreign debt securities	859.5	16.1	(0.3)	875.3
Domestic marketable equity securities	8,675.2	4,428.1	(2,049.8)	11,053.5
Foreign marketable equity securities	680.6	717.2	-	1,397.8
Securities transferred to subsidiary (Note 4.4)	304.7	2,477.6	-	2,782.3
Total	102,226.3	8,819.4	(4,670.5)	106,375.2
Add (less) Revaluation allowance	7,205.8			-
Less Allowance for impairment	(3,056.9)			-
Total	106,375.2			106,375.2
Held-to-maturity debt securities				
Government and state enterprise securities	52,162.1	135.0	(488.1)	51,809.0
Private enterprise debt securities	700.0	71.5	-	771.5
Foreign debt securities	1,416.3	14.5	(0.2)	1,430.6
Investments in receivables	249.6	-	-	249.6
Total	54,528.0	221.0	(488.3)	54,260.7
Less Allowance for impairment	-			-
Total	54,528.0			54,260.7
General investments				
Regular equity securities				
Domestic non-marketable equity securities	7,211.9			14,527.8
Foreign non-marketable equity securities	2,507.9			2,756.4
Total regular equity securities	9,719.8			17,284.2
Equity securities received through debt restructuring				
Domestic non-marketable equity securities				
Listed securities	29.1			33.0
Non-listed securities	5,223.5			6,298.2
Total	5,252.6			6,331.2
Foreign non-marketable equity securities	179.4			164.6
Total equity securities received through debt restructuring	5,432.0			6,495.8
Total	15,151.8			23,780.0
Add (less) Allowance for transferred of investments	7.0			-
Less Allowance for impairment	(2,921.6)			-
Total	12,237.2			23,780.0
Total long-term investments, net	173,140.4			184,415.9

Million Baht

	SEPARATE FINANCIAL STATEMENTS JUNE 30, 2007			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities				
Government and state enterprise securities	20,377.9	4.0	(36.8)	20,345.1
Foreign debt securities	447.2	-	(10.7)	436.5
Total	20,825.1	4.0	(47.5)	20,781.6
Add (less) Revaluation allowance	(43.5)			-
Total	20,781.6			20,781.6
Available-for-sale securities				
Government and state enterprise securities	102,229.1	615.1	(39.0)	102,805.2
Private enterprise debt securities	1,104.6	2.2	(2.1)	1,104.7
Foreign debt securities	759.3	0.0	(0.8)	758.5
Total	104,093.0	617.3	(41.9)	104,668.4
Add (less) Revaluation allowance	575.4			-
Less Allowance for impairment	-			-
Total	104,668.4			104,668.4
Held-to-maturity debt securities				
Government and state enterprise securities	40,178.2	345.7	(12.0)	40,511.9
Private enterprise debt securities	68.5	0.2	-	68.7
Foreign debt securities	896.9	0.1	(0.0)	897.0
Total	41,143.6	346.0	(12.0)	41,477.6
Less Allowance for impairment	-			-
Total	41,143.6			41,477.6
Total current investments, net	166,593.6			166,927.6

Million Baht

	SEPARATE FINANCIAL STATEMENTS JUNE 30, 2007			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Long-term investments				
Available-for-sale securities				
Government and state enterprise securities	72,511.4	2,949.6	(2,504.2)	72,956.8
Private enterprise debt securities	6,394.3	310.3	(117.7)	6,586.9
Foreign debt securities	8,798.4	59.8	(82.5)	8,775.7
Domestic marketable equity securities	8,518.1	5,074.0	(1,514.9)	12,077.2
Foreign marketable equity securities	647.9	1,175.5	-	1,823.4
Securities transferred to subsidiary (Note 4.4)	304.7	3,197.9	-	3,502.6
Total	97,174.8	12,767.1	(4,219.3)	105,722.6
Add (less) Revaluation allowance	11,568.6			-
Less Allowance for impairment	(3,020.8)			-
Total	105,722.6			105,722.6
Held-to-maturity debt securities				
Government and state enterprise securities	46,585.8	356.9	(128.9)	46,813.8
Private enterprise debt securities	700.0	113.7	-	813.7
Foreign debt securities	853.2	2.6	-	855.8
Total	48,139.0	473.2	(128.9)	48,483.3
Less Allowance for impairment	-			-
Total	48,139.0			48,483.3
General investments				
Regular equity securities				
Domestic non-marketable equity securities	7,539.8			14,507.8
Foreign non-marketable equity securities	3,749.1			3,971.6
Total regular equity securities	11,288.9			18,479.4
Equity securities received through debt restructuring				
Domestic non-marketable equity securities				
Listed securities	26.4			211.3
Non-listed securities	4,171.2			5,756.7
Total	4,197.6			5,968.0
Foreign non-marketable equity securities	171.9			582.3
Total equity securities received through debt restructuring	4,369.5			6,550.3
Total	15,658.4			25,029.7
Add (less) Allowance for transferred of investments	(5.3)			-
Less Allowance for impairment	(2,168.6)			-
Total	13,484.5			25,029.7
Total long-term investments, net	167,346.1			179,235.6

Million Baht

	SEPARATE FINANCIAL STATEMENTS DECEMBER 31, 2006			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities				
Government and state enterprise securities	593.8	0.0	(9.6)	584.2
Total	593.8	0.0	(9.6)	584.2
Add (less) Revaluation allowance	(9.6)			-
Total	584.2			584.2
Available-for-sale securities				
Government and state enterprise securities	90,670.7	65.2	(172.4)	90,563.5
Private enterprise debt securities	2,140.0	0.1	(18.3)	2,121.8
Foreign debt securities	1,330.1	0.2	(1.1)	1,329.2
Total	94,140.8	65.5	(191.8)	94,014.5
Add (less) Revaluation allowance	(126.3)			-
Less Allowance for impairment	-			-
Total	94,014.5			94,014.5
Held-to-maturity debt securities				
Government and state enterprise securities	20,453.3	20.0	(39.0)	20,434.3
Private enterprise debt securities	294.9	-	(0.8)	294.1
Foreign debt securities	761.4	0.2	-	761.6
Total	21,509.6	20.2	(39.8)	21,490.0
Less Allowance for impairment	-			-
Total	21,509.6			21,490.0
Total current investments, net	116,108.3			116,088.7

Million Baht

	SEPARATE FINANCIAL STATEMENTS DECEMBER 31, 2006			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Long-term investments				
Available-for-sale securities				
Government and state enterprise securities	84,945.4	1,008.5	(2,499.6)	83,454.3
Private enterprise debt securities	6,760.9	171.9	(120.8)	6,812.0
Foreign debt securities	752.9	16.1	(0.2)	768.8
Domestic marketable equity securities	8,675.2	4,428.1	(2,049.8)	11,053.5
Foreign marketable equity securities	680.6	716.1	-	1,396.7
Securities transferred to subsidiary (Note 4.4)	304.7	2,477.6	-	2,782.3
Total	102,119.7	8,818.3	(4,670.4)	106,267.6
Add (less) Revaluation allowance	7,204.8			-
Less Allowance for impairment	(3,056.9)			-
Total	106,267.6			106,267.6
Held-to-maturity debt securities				
Government and state enterprise securities	52,162.1	135.0	(488.1)	51,809.0
Private enterprise debt securities	700.0	71.5	-	771.5
Foreign debt securities	1,262.8	5.1	-	1,267.9
Investments in receivables	249.6	-	-	249.6
Total	54,374.5	211.6	(488.1)	54,098.0
Less Allowance for impairment	-			-
Total	54,374.5			54,098.0
General investments				
Regular equity securities				
Domestic non-marketable equity securities	7,203.4			14,513.5
Foreign non-marketable equity securities	2,498.9			2,706.7
Total regular equity securities	9,702.3			17,220.2
Equity securities received through debt restructuring				
Domestic non-marketable equity securities				
Listed securities	29.1			33.0
Non-listed securities	5,223.5			6,298.2
Total	5,252.6			6,331.2
Foreign non-marketable equity securities	179.4			164.6
Total equity securities received through debt restructuring	5,432.0			6,495.8
Total	15,134.3			23,716.0
Add (less) Allowance for transferred of investments	7.0			-
Less Allowance for impairment	(2,921.6)			-
Total	12,219.7			23,716.0
Total long-term investments, net	172,861.8			184,081.6

Investments classified in accordance with the notification of the BOT as at June 30, 2007 and December 31, 2006 are presented in Note 5.5.8.

As at June 30, 2007 and December 31, 2006, the Bank accounted for investments in the companies with shareholding of 20% or more from debt restructuring, by the cost method. These investments are classified as general investments, which, in the case of UB-Haworth (Thailand) Co., Ltd. and Tre-atthaboon Industry Co., Ltd., is because the Bank has no significant influence over the companies as they are under rehabilitation plans, and in the case of Thai Precision Manufacturing Co., Ltd., is because the company discontinued operations and is in the process of dissolution.

As at June 30, 2007 and December 31, 2006, the Bank had investments in associated companies from debt restructuring for which the BOT had approved the shareholding in excess of the legal limit, consisting of the investments in Tri Eagles Co., Ltd., TPT Petrochemical Public Co., Ltd., and Sammitr Motors Manufacturing Co., Ltd., and investments for which the BOT is considering requests for approval to extend the shareholding timeframe, consisting of Kamolkij Co., Ltd., Quality Inn Co., Ltd., Better Rice Co., Ltd., UMC Metals Co., Ltd., and CBNP (Thailand) Co., Ltd. (See Note 5.4.3) According to the notification of the Federation of Accounting Professions No. 27/2550 regarding Waiver for Adoption of the Thai Accounting Standard No. 44 and No. 45 dated August 15, 2007, the Bank is waived from applying the equity method and has accounted for such investments using the cost method.

As at June 30, 2007 and December 31, 2006, the Bank had investments in 30 companies and 31 companies, respectively, whose going concern are uncertain or unlisted companies whose operations and financial positions are the same as companies that are under SET delisting criteria amounting to cost value of Baht 372.8 million and Baht 389.9 million, respectively. The Bank had set aside allowance for impairment of these investments amounting to Baht 372.1 million and Baht 389.2 million, respectively. These companies had net book value totaling Baht 0.7 million and Baht 0.7 million, respectively.

As at June 30, 2007 and December 31, 2006, the Bank had investments in 8 listed companies and 8 listed companies, respectively, that are under SET delisting criteria amounting to Baht 122.6 million and Baht 91.9 million, respectively, with the fair value of Baht 1.5 million and Baht 16.5 million, respectively. The Bank had set aside allowance for impairment of these investments amounting to Baht 121.1 million and Baht 75.4 million, respectively.

For the half years ended June 30, 2007 and 2006, the Bank has set aside allowances for impairment of investments amounting to Baht 95.8 million and Baht 327.3 million, respectively.

As at June 30, 2007 and December 31, 2006, investments in government and state enterprise securities that have been classified as held-to-maturity debt securities, included the non-negotiable promissory notes from TAMC, amounting to Baht 15,669.3 million and Baht 16,432.3 million, respectively (See Note 5.5.7).

On December 30, 2004, the Bank entered into a transaction to transfer certain investments classified as available-for-sale securities received from debt restructuring to Sinnsuptawee Asset Management Co., Ltd., a subsidiary of the Bank, at the closing price on December 28, 2004 quoted on The Stock Exchange of Thailand in the amount of Baht 3,323.0 million. The proceeds from the aforementioned transfer were recorded as other liabilities and the related securities recorded as securities transferred to subsidiary under available-for-sale securities in accordance with the Thai accounting practice guideline regarding the transferring and taking of transfer of financial assets.

In 2006, the subsidiary has partially disposed the investment and recognized gain on sale of investment amounting to Baht 1,334.7 million. The Bank recorded such transaction by reducing other liabilities by Baht 1,732.0 million, and recognized gain on sale of investment amounting to Baht 1,340.9 million.

The contractual maturity of the Bank's investments in debt securities classified as available-for-sale securities and held-to-maturity securities as at June 30, 2007 and December 31, 2006 are presented below. Expected maturities may differ from contractual maturities due to some borrowers having the right to call or prepay obligations with or without prepayment penalties.

MATURITY SCHEDULE OF DEBT SECURITIES

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2007 MATURITY			
	1 Year	Over 1 to 5 Years	Over 5 Years	Total
Available-for-sale securities				
Government and state enterprise securities	102,229.1	66,834.1	5,677.3	174,740.5
Private enterprise debt securities	1,104.6	5,390.1	1,004.2	7,498.9
Foreign debt securities	959.3	818.3	8,083.2	9,860.8
Total	104,293.0	73,042.5	14,764.7	192,100.2
Add (less) Revaluation allowance	575.6	2,347.4	839.8	3,762.8
Less Allowance for impairment	-	(1,777.5)	(794.3)	(2,571.8)
Total	104,868.6	73,612.4	14,810.2	193,291.2
Held-to-maturity debt securities				
Government and state enterprise securities	40,278.1	45,320.6	1,265.2	86,863.9
Private enterprise debt securities	68.5	-	700.0	768.5
Foreign debt securities	1,407.4	976.8	27.0	2,411.2
Total	41,754.0	46,297.4	1,992.2	90,043.6
Less Allowance for impairment	-	-	-	-
Total	41,754.0	46,297.4	1,992.2	90,043.6
Total debt securities	146,622.6	119,909.8	16,802.4	283,334.8

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2006 MATURITY			
	1 Year	Over 1 to 5 Years	Over 5 Years	Total
Available-for-sale securities				
Government and state enterprise securities	90,670.7	78,639.4	6,306.0	175,616.1
Private enterprise debt securities	2,140.0	5,765.5	995.4	8,900.9
Foreign debt securities	1,895.0	742.3	117.2	2,754.5
Total	94,705.7	85,147.2	7,418.6	187,271.5
Add (less) Revaluation allowance	(126.5)	992.7	154.9	1,021.1
Less Allowance for impairment	-	(2,254.2)	(317.6)	(2,571.8)
Total	94,579.2	83,885.7	7,255.9	185,720.8
Held-to-maturity debt securities				
Government and state enterprise securities	20,633.1	49,463.4	2,698.7	72,795.2
Private enterprise debt securities	294.9	-	700.0	994.9
Foreign debt securities	1,448.1	1,382.5	33.8	2,864.4
Total	22,376.1	50,845.9	3,432.5	76,654.5
Less Allowance for impairment	-	-	-	-
Total	22,376.1	50,845.9	3,432.5	76,654.5
Total debt securities	116,955.3	134,731.6	10,688.4	262,375.3

Million Baht

	SEPARATE FINANCIAL STATEMENTS JUNE 30, 2007 MATURITY			
	1 Year	Over 1 to 5 Years	Over 5 Years	Total
Available-for-sale securities				
Government and state enterprise securities	102,229.1	66,834.1	5,677.3	174,740.5
Private enterprise debt securities	1,104.6	5,390.1	1,004.2	7,498.9
Foreign debt securities	759.3	715.2	8,083.2	9,557.7
Total	104,093.0	72,939.4	14,764.7	191,797.1
Add (less) Revaluation allowance	575.4	2,347.3	839.8	3,762.5
Less Allowance for impairment	-	(1,777.5)	(794.3)	(2,571.8)
Total	104,668.4	73,509.2	14,810.2	192,987.8
Held-to-maturity debt securities				
Government and state enterprise securities	40,178.2	45,320.6	1,265.2	86,764.0
Private enterprise debt securities	68.5	-	700.0	768.5
Foreign debt securities	896.9	826.4	26.8	1,750.1
Total	41,143.6	46,147.0	1,992.0	89,282.6
Less Allowance for impairment	-	-	-	-
Total	41,143.6	46,147.0	1,992.0	89,282.6
Total debt securities	145,812.0	119,656.2	16,802.2	282,270.4

Million Baht

	SEPARATE FINANCIAL STATEMENTS DECEMBER 31, 2006 MATURITY			
	1 Year	Over 1 to 5 Years	Over 5 Years	Total
Available-for-sale securities				
Government and state enterprise securities	90,670.7	78,639.4	6,306.0	175,616.1
Private enterprise debt securities	2,140.0	5,765.5	995.4	8,900.9
Foreign debt securities	1,330.1	635.7	117.2	2,083.0
Total	94,140.8	85,040.6	7,418.6	186,600.0
Add (less) Revaluation allowance	(126.3)	992.8	154.9	1,021.4
Less Allowance for impairment	-	(2,254.2)	(317.6)	(2,571.8)
Total	94,014.5	83,779.2	7,255.9	185,049.6
Held-to-maturity debt securities				
Government and state enterprise securities	20,453.3	49,463.4	2,698.7	72,615.4
Private enterprise debt securities	294.9	-	700.0	994.9
Foreign debt securities	761.4	1,229.1	33.7	2,024.2
Total	21,509.6	50,692.5	3,432.4	75,634.5
Less Allowance for impairment	-	-	-	-
Total	21,509.6	50,692.5	3,432.4	75,634.5
Total debt securities	115,524.1	134,471.7	10,688.3	260,684.1

5.4.2 As at June 30, 2007 and December 31, 2006, the Bank had investments in subsidiaries and associated companies, net as follows :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2007

Company	Type of Business	Type of Shares	Paid-up Share Capital	Direct and Indirect Share Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend Received
Associated companies							
BSL Leasing Co., Ltd.	Finance	Ordinary share	60.0	25.95%	-	71.2	1.6
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.82%	3.0	125.3	5.1
WTA (Thailand) Co., Ltd.	Service	Ordinary share	0.0	24.90%	0.0	0.0	-
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.86%	45.8	-	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	45.33%	0.0	-	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.80%	24.1	-	-
National ITMX Co., Ltd.	Service	Ordinary share	50.0	26.45%	3.5	8.5	-
PCC Capital Co., Ltd.*	Service	Ordinary share	50.0	30.82%	-	50.4	
Thai Digital ID Co., Ltd.*	Service	Ordinary share	50.0	30.82%	-	3.4	-
Total					76.4	258.8	
Less Allowance for impairment					(71.7)	-	
Investments in associated companies, net					4.7	258.8	

* Being associated companies of the Bank through indirect holdings of other associated companies.

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

Company	Type of Business	Type of Shares	Paid-up Share Capital	Direct and Indirect Share Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend Received
Associated companies							
BSL Leasing Co., Ltd.	Finance	Ordinary share	60.0	25.95%	-	62.6	1.6
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.82%	3.0	110.1	94.2
WTA (Thailand) Co., Ltd.	Service	Ordinary share	0.0	24.90%	0.0	0.0	-
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.86%	45.8	-	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	45.33%	0.0	-	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.80%	24.1	-	-
PCC Capital Co., Ltd.*	Service	Ordinary share	50.0	30.82%	-	47.8	-
Thai Digital ID Co., Ltd.*	Service	Ordinary share	50.0	30.82%	-	0.5	-
Total					72.9	221.0	
Less Allowance for impairment					(69.8)	-	
Investments in associated companies, net					3.1	221.0	

* Being associated companies of the Bank through indirect holdings of other associated companies.

Million Baht

SEPARATE FINANCIAL STATEMENTS

JUNE 30, 2007

Company	Type of Business	Type of Shares	Paid-up Share Capital	Direct and Indirect Share Holding	Investment (Cost Method)	Dividend Received
Subsidiaries						
BBL (Cayman) Limited	Finance	Ordinary share	2.0	100.00%	2.0	-
Bangkok Bank Berhad	Banking	Ordinary share	2,780.2	100.00%	2,780.2	-
Sinnsuptawee Asset Management Co., Ltd.	Service	Ordinary share	2,500.0	100.00%	2,500.0	-
BBL Asset Management Co., Ltd.	Finance	Ordinary share	100.0	77.34%	183.1	19.5
Bualuang Securities Public Co., Ltd.	Securities	Ordinary share	360.0	56.34%	571.4	81.1
Associated companies						
BSL Leasing Co., Ltd.	Finance	Ordinary share	60.0	25.95%	-	1.6
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.82%	3.0	5.1
WTA (Thailand) Co., Ltd.	Service	Ordinary share	0.0	24.90%	0.0	-
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.86%	45.8	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	45.33%	0.0	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.80%	24.1	-
National ITMX Co., Ltd.	Service	Ordinary share	50.0	26.45%	3.5	-
PCC Capital Co., Ltd. *	Service	Ordinary share	50.0	30.82%	-	-
Thai Digital ID Co., Ltd. *	Service	Ordinary share	50.0	30.82%	-	-
Total					6,113.1	
Less Allowance for impairment					(167.4)	
Investments in subsidiaries and associated companies, net					5,945.7	

* Being associated companies of the Bank through indirect holdings of other associated companies.

Million Baht

Company	Type of Business	SEPARATE FINANCIAL STATEMENTS DECEMBER 31, 2006 Type of Shares	Paid-up Share Capital	Direct and Indirect Share Holding	Investment (Cost Method)	Dividend Received
Subsidiaries						
BBL (Cayman) Limited	Finance	Ordinary share	2.0	100.00%	2.0	-
Bangkok Bank Berhad	Banking	Ordinary share	2,780.2	100.00%	2,780.2	-
Sinnsuptawee Asset Management Co., Ltd.	Service	Ordinary share	2,500.0	100.00%	2,500.0	-
BBL Asset Management Co., Ltd.	Finance	Ordinary share	100.0	55.85%	53.0	10.0
Bualuang Securities Public Co., Ltd.	Securities	Ordinary share	360.0	56.34%	571.4	50.7
Associated companies						
BSL Leasing Co., Ltd.	Finance	Ordinary share	60.0	25.95%	-	1.6
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.82%	3.0	94.2
WTA (Thailand) Co., Ltd.	Service	Ordinary share	0.0	24.90%	0.0	-
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.86%	45.8	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	45.33%	0.0	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.80%	24.1	-
PCC Capital Co., Ltd.*	Service	Ordinary share	50.0	30.82%	-	-
Thai Digital ID Co., Ltd.*	Service	Ordinary share	50.0	30.82%	-	-
Total					5,979.5	
Less Allowance for impairment					(69.8)	
Investments in subsidiaries and associated companies, net					5,909.7	

* Being associated companies of the Bank through indirect holdings of other associated companies.

The consolidated balance sheets as at June 30, 2007 and December 31, 2006 and the consolidated financial statements for the quarters and the half years ended June 30, 2007 and 2006 included interests in the equity of associated companies. The summarized financial information of these companies are as follows :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

Company	June 30, 2007			December 31, 2006		
	Total Assets	Total Liabilities	Cumulative Unrecognized Share of Loss	Total Assets	Total Liabilities	Cumulative Unrecognized Share of Loss
Associated companies						
BSL Leasing Co., Ltd.	3,450.1	3,108.6	-	3,320.9	3,018.6	-
Processing Center Co., Ltd.	498.8	92.1	-	441.6	84.3	-
WTA (Thailand) Co., Ltd.	0.0	0.0	-	0.0	0.0	-
Thai Filament Finishing Co., Ltd.	294.6	467.0	(80.8)	328.6	479.2	(70.6)
Thai Polymer Textile Co., Ltd.	881.7	2,509.1	(737.7)	901.9	2,410.0	(683.6)
Thai Taffeta Textile Co., Ltd.	438.5	571.2	(55.5)	463.3	584.4	(50.6)
National ITMX Co., Ltd.*	357.3	318.4	-	-	-	-
PCC Capital Co., Ltd.*	217.4	4.0	-	206.6	1.6	-
Thai Digital ID Co., Ltd.*	64.7	3.6	-	55.9	4.3	-

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE QUARTERS ENDED

Company	June 30, 2007			June 30, 2006		
	Revenue	Profit (Loss)	Unrecognized Share of Loss	Revenue	Profit (Loss)	Unrecognized Share of Loss
Associated companies						
BSL Leasing Co., Ltd.	269.4	20.8	-	266.0	19.4	-
Processing Center Co., Ltd.	109.9	38.1	-	85.3	27.1	-
WTA (Thailand) Co., Ltd.	0.0	0.0	-	0.0	0.0	-
Thai Filament Finishing Co., Ltd.	62.4	(12.4)	(5.8)	86.7	(17.5)	(8.2)
Thai Polymer Textile Co., Ltd.	64.0	(61.0)	(27.7)	83.3	(74.9)	(33.9)
Thai Taffeta Textile Co., Ltd.	53.8	(6.1)	(2.5)	68.8	(4.3)	(1.8)
National ITMX Co., Ltd.**	43.1	(0.1)	-	-	-	-
PCC Capital Co., Ltd.**	24.3	8.4	-	141.8	131.5	-
Thai Digital ID Co., Ltd.**	20.5	9.5	-	19.1	6.6	-

* The consolidated financial statements as at June 30, 2007 and December 31, 2006 determined from associated companies' financial information as at December 31, 2006 and 2005, respectively.

** The consolidated financial statements for the quarters ended June 30, 2007 and 2006 determined from associated companies' financial information for the years ended December 31, 2006 and 2005, respectively.

Million Baht

Company	CONSOLIDATED FINANCIAL STATEMENTS FOR THE HALF YEARS ENDED					
	June 30, 2007			June 30, 2006		
	Revenue	Profit (Loss)	Unrecognized Share of Loss	Revenue	Profit (Loss)	Unrecognized Share of Loss
Associated companies						
BSL Leasing Co., Ltd.	526.9	45.1	-	529.2	41.3	-
Processing Center Co., Ltd.	215.2	65.8	-	165.4	44.2	-
WTA (Thailand) Co., Ltd.	0.0	0.0	-	0.0	0.0	-
Thai Filament Finishing Co., Ltd.	147.0	(21.8)	(10.2)	150.9	(24.6)	(11.5)
Thai Polymer Textile Co., Ltd.	139.5	(119.3)	(54.1)	182.4	(147.1)	(66.7)
Thai Taffeta Textile Co., Ltd.	131.8	(11.6)	(4.9)	131.9	(7.0)	(2.9)
National ITMX Co., Ltd.*	43.1	(0.1)	-	-	-	-
PCC Capital Co., Ltd.*	24.3	8.4	-	141.8	131.5	-
Thai Digital ID Co., Ltd.*	20.5	9.5	-	19.1	6.6	-

5.4.3 As at June 30, 2007 and December 31, 2006, the Bank had investments in associated companies from debt restructuring for which the BOT had approved the shareholding in excess of the legal limit, some of which are pending consideration of requests for approval to extend the shareholding timeframe. Such investments are accounted for by the cost method, net of valuation allowance for impairment, in total amounting to Baht 3,056.7 million. Details and financial information of such investments are as follows (See Note 5.4.1) :

Million Baht

Company	CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2007					
	Type of Business	Type of Shares	Paid-up Share Capital**	Direct and Indirect Share Holding	Total Assets**	Total Liabilities**
Tri Eagles Co., Ltd.	Real Estate	Ordinary share	29.0	43.97%	33.0	0.1
TPT Petrochemical Public Co., Ltd.	Manufacturing	Ordinary share	4,925.0	31.10%	15,631.4	8,061.8
Sammitr Motors Manufacturing Co., Ltd.	Manufacturing	Ordinary share	462.5	30.00%	3,612.3	2,943.6
Kamolkij Co., Ltd.	Commercial	Ordinary share	391.0	49.62%	1,412.0	1,009.9
Quality Inn Co., Ltd.	Service	Ordinary share	200.0	35.61%	7,296.4	5,787.3
Better Rice Co., Ltd.	Commercial	Ordinary share	38.8	30.97%	58.0	71.6
UMC Metals Co., Ltd.	Manufacturing	Ordinary share	1,450.0	29.78%	2,631.8	1,640.5
CBNP (Thailand) Co., Ltd.	Service	Ordinary share	0.1	20.80%	1,148.2	5,315.3

---

* The consolidated financial statements for the half years ended June 30, 2007 and 2006 determined from associated companies' financial information for the years ended December 31, 2006 and 2005, respectively.

** The consolidated financial statements as at June 30, 2007 determined from companies' financial information as at December 31, 2006 except for Sammitr Motors Manufacturing Co., Ltd., determined from financial information as at March 31, 2007.

Million Baht

Company	Type of Business	Type of Shares	Paid-up Share Capital	Direct and Indirect Share Holding	Total Assets	Total Liabilities
		CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 30, 2006				
Tri Eagles Co., Ltd.	Real Estate	Ordinary share	29.0	43.97%	33.0	0.1
TPT Petrochemical Public Co., Ltd.	Manufacturing	Ordinary share	4,925.0	31.10%	15,631.4	8,061.8
Sammitr Motors Manufacturing Co., Ltd.	Manufacturing	Ordinary share	462.5	30.00%	3,444.6	2,795.0
Kamolkij Co., Ltd.	Commercial	Ordinary share	391.0	49.62%	1,412.0	1,009.9
Quality Inn Co., Ltd.	Service	Ordinary share	200.0	35.61%	7,296.4	5,787.3
Better Rice Co., Ltd.	Commercial	Ordinary share	33.8	30.97%	58.0	71.6
UMC Metals Co., Ltd.	Manufacturing	Ordinary share	1,450.0	29.78%	2,631.8	1,640.5
CBNP (Thailand) Co., Ltd.	Service	Ordinary share	0.1	20.80%	1,148.2	5,315.3

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS FOR THE QUARTERS AND THE HALF YEARS ENDED*					
	June 30, 2007			June 30, 2006		
Company	Revenue	Profit (Loss)	Unrecognized Share of Loss	Revenue	Profit (Loss)	Unrecognized Share of Loss
Tri Eagles Co., Ltd.	1.9	0.9	-	1.8	1.0	-
TPT Petrochemical Public Co., Ltd.	15,280.2	(1,185.5)	-	15,054.2	133.8	-
Sammitr Motors Manufacturing Co., Ltd.	791.4	30.9	-	778.4	30.2	-
Kamolkij Co., Ltd.	3,702.8	(8.2)	-	4,310.7	(684.9)	-
Quality Inn Co., Ltd.	1,444.9	221.9	-	1,445.0	277.7	-
Better Rice Co., Ltd.	171.4	(9.2)	(2.8)	186.4	(57.6)	(1.4)
UMC Metals Co., Ltd.	5,322.0	302.0	-	5,009.2	15.7	-
CBNP (Thailand) Co., Ltd.	81.1	(577.8)	(120.2)	73.3	(525.8)	(109.4)

* The consolidated financial statements for the quarters and the half years ended June 30, 2007 and 2006 determined from companies' financial information for the years ended December 31, 2006 and 2005, respectively, except for Sammitr Motors Manufacturing Co., Ltd., determined from financial information for the quarter ended March 31, 2007 and 2006, respectively.

In addition, if the Bank had applied the equity method to the aforementioned investments, the consolidated balance sheets as at June 30, 2007 and December 31, 2006, the consolidated statements of income for the quarters and the half years ended June 30, 2007 and 2006, and the consolidated statements of changes in shareholders' equity for the half years ended June 30, 2007 and 2006, would have been impacted as follows :

	Million Baht	
	Increase (Decrease)	
	2007	2006
CONSOLIDATED BALANCE SHEET		
AS AT JUNE 30, 2007 AND DECEMBER 31, 2006 :		
Assets		
Investments in subsidiaries and associated companies, net	482.4	476.8
Shareholders' equity		
Foreign exchange adjustment	(28.8)	(31.5)
Unrealized increment per premises appraisal	3,212.1	3,218.6
Unrealized gains on investment	0.9	0.7
Retained earnings	(2,701.8)	(2,711.0)
CONSOLIDATED STATEMENTS OF INCOME		
FOR THE QUARTERS ENDED JUNE 30, :		
Interest and dividend income		
Investments	-	(38.3)
Non-interest income		
Equity in undistributed net income of subsidiaries and associated companies	-	-
Net income	-	-
Earnings per share (Baht)	-	-
CONSOLIDATED STATEMENTS OF INCOME		
FOR THE HALF YEARS ENDED JUNE 30, :		
Interest and dividend income		
Investments	-	(38.3)
Non-interest income		
Equity in undistributed net income of subsidiaries and associated companies	9.3	9.1
Net income	9.3	9.1
Earnings per share (Baht)	0.01	0.01
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS'		
FOR THE HALF YEARS ENDED JUNE 30, :		
Beginning balance as at January 1,		
Foreign exchange adjustment	(31.5)	(35.4)
Unrealized increment per premises appraisal	3,218.6	3,572.3
Unrealized gains on investment	0.7	0.4
Retained earnings	(2,711.0)	(2,492.4)

5.4.4 As at June 30, 2007 and December 31, 2006, the Bank had investments in companies of 10% and upwards of the paid-up capital of the respective companies but which are not considered to be investments in subsidiaries and associated companies. The classification is as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	June 30, 2007	December 31, 2006	June 30, 2007	December 31, 2006
Agriculture and mining	-	-	-	-
Manufacturing and commercial	3,129.1	3,445.2	3,129.1	3,445.2
Real estate and construction	200.8	550.3	200.8	550.3
Utilities and services	16.7	16.4	16.7	16.4
Others	2,680.7	2,456.5	2,680.7	2,456.5
Total	6,027.3	6,468.4	6,027.3	6,468.4

5.4.5 Gains and losses related to investments included in statement of income for the quarters and the half years ended June 30, 2007 and 2006 are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS FOR THE QUARTERS ENDED			
	June 30, 2007		June 30, 2006	
	Gains	Losses	Gains	Losses
Gains (losses) on sales of trading securities	87.5	(15.3)	11.7	(4.1)
Gains (losses) on sales of available-for-sale securities	233.4	(0.0)	13.5	(29.7)
Gains (losses) on sales of general investments	1,315.7	-	255.7	(0.0)
Unrealized gains (losses) on revaluation of trading securities	-	(49.7)	7.2	(1.3)
Losses on impairment of investments	-	-	-	(5.1)
Gains on debt redemption of available-for-sale securities	-	-	0.2	-
Gains on capital recovery from equity securities of general investments	0.6	-	1.5	-
Gains on capital recovery from equity securities of available-for-sale securities	85.7	-	-	-
Unrealized gains (losses) on transfer of debt securities trading to available-for-sale securities	43.8	-	0.2	(21.4)

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS FOR THE HALF YEARS ENDED			
	June 30, 2007		June 30, 2006	
	Gains	Losses	Gains	Losses
Gains (losses) on sales of trading securities	126.8	(26.0)	20.4	(5.8)
Gains (losses) on sales of available-for-sale securities	248.6	(12.4)	2,445.4	(364.1)
Gains (losses) on sales of general investments	1,325.4	-	255.7	(0.0)
Unrealized gain (losses) on revaluation of trading securities	4.0	(21.0)	-	(12.7)
Losses on impairment of investments	-	(95.8)	-	(327.3)
Gains on debt redemption of available-for-sale securities	-	-	0.2	-
Gains (losses) on capital recovery from equity securities of general investments	0.6	-	2.5	(0.0)
Gains on capital recovery from equity securities of available-for-sale securities	85.7	-	-	-
Unrealized gains (losses) on transfer of debt securities trading to available-for-sale securities	55.8	-	0.5	(25.1)
Unrealized gains on transfer of investment in receivable on held-to-maturity to loans	-	-	6.2	-

Million Baht

	SEPARATE FINANCIAL STATEMENTS FOR THE QUARTERS ENDED			
	June 30, 2007		June 30, 2006	
	Gains	Losses	Gains	Losses
Gains (losses) on sales of trading securities	83.7	(14.6)	10.3	(2.8)
Gains (losses) on sales of available-for-sale securities	233.1	(0.0)	12.4	(29.7)
Gains (losses) on sales of general investments	1,315.7	-	255.7	(0.0)
Unrealized gains (losses) on revaluation of trading securities	-	(54.1)	9.4	-
Losses on impairment of investments	-	-	-	(5.1)
Gains on debt redemption of available-for-sale securities	-	-	0.2	-
Gains on capital recovery from equity securities of general investments	0.6	-	1.5	-
Gains on capital recovery from equity securities of available-for-sale securities	85.7	-	-	-
Unrealized gains (losses) on transfer of debt securities trading to available-for-sale securities	43.8	-	0.2	(21.4)

	SEPARATE FINANCIAL STATEMENTS FOR THE HALF YEARS ENDED			Million Baht
	June 30, 2007		June 30, 2006	
	Gains	Losses	Gains	Losses
Gains (losses) on sales of trading securities	123.0	(25.0)	16.7	(4.4)
Gains (losses) on sales of available-for-sale securities	248.3	(12.4)	1,620.2	(364.1)
Gains (losses) on sales of general investments	1,325.4	-	255.7	(0.0)
Unrealized losses on revaluation of trading securities	-	(33.5)	-	(10.9)
Losses on impairment of investments	-	(95.8)	-	(327.3)
Gains on debt redemption of available-for-sale securities	-	-	0.2	-
Gains (losses) on capital recovery from equity securities of general investments	0.6	-	2.5	(0.0)
Gains on capital recovery from equity securities of available-for-sale securities	85.7	-	-	-
Unrealized gains (losses) on transfer of debt securities trading to available-for-sale securities	55.8	-	0.5	(25.1)

5.5 Loans and accrued interest receivable

As at June 30, 2007 and December 31, 2006, the Bank had impaired loans amounting to Baht 90,333.3 million and Baht 89,120.3 million, respectively.

5.5.1 Classified by product type as at June 30, 2007 and December 31, 2006 :

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	Million Baht
	June 30, 2007	December 31, 2006	June 30, 2007	December 31, 2006
Overdrafts	104,919.1	107,265.9	103,939.1	106,250.4
Loans	640,942.1	619,864.2	636,814.3	615,883.1
Bills	241,771.1	234,494.6	243,200.8	235,807.1
Others	427.9	445.6	427.9	445.6
Total	988,060.2	962,070.3	984,382.1	958,386.2
Add Accrued interest receivable	3,144.9	3,240.5	3,136.7	3,246.0
Less Allowance for doubtful accounts	(67,115.9)	(67,034.5)	(66,852.1)	(66,806.3)
Revaluation allowance for debt restructuring	(4,256.4)	(4,666.8)	(4,256.4)	(4,666.8)
Total	919,832.8	893,609.5	916,410.3	890,159.1

5.5.2 Classified by remaining maturity as at June 30, 2007 and December 31, 2006 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	June 30, 2007	December 31, 2006	June 30, 2007	December 31, 2006
Up to 1 year*	585,304.7	567,036.7	582,727.0	564,585.6
Over 1 year	402,755.5	395,033.6	401,655.1	393,800.6
Total	988,060.2	962,070.3	984,382.1	958,386.2
Add Accrued interest receivable	3,144.9	3,240.5	3,136.7	3,246.0
Total	991,205.1	965,310.8	987,518.8	961,632.2

5.5.3 Classified by currency and customer's residence as at June 30, 2007 and December 31, 2006 :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

	June 30, 2007			December 31, 2006		
	Domestic	**Foreign**	**Total**	**Domestic**	**Foreign**	**Total**
BAHT	800,027.6	2,543.3	802,570.9	784,297.7	2,404.1	786,701.8
USD	27,570.0	77,061.6	104,631.6	27,651.6	74,051.0	101,702.6
Others	4,823.7	76,034.0	80,857.7	5,569.4	68,096.5	73,665.9
	832,421.3	155,638.9	988,060.2	817,518.7	144,551.6	962,070.3
Add Accrued interest receivable			3,144.9			3,240.5
Total			991,205.1			965,310.8

Million Baht

SEPARATE FINANCIAL STATEMENTS

	June 30, 2007			December 31, 2006		
	Domestic	**Foreign**	**Total**	**Domestic**	**Foreign**	**Total**
BAHT	805,293.9	2,543.3	807,837.2	789,434.5	2,404.1	791,838.6
USD	27,570.0	76,586.6	104,156.6	27,651.6	73,747.2	101,398.8
Others	4,823.7	67,564.6	72,388.3	5,569.4	59,579.4	65,148.8
	837,687.6	146,694.5	984,382.1	822,655.5	135,730.7	958,386.2
Add Accrued interest receivable			3,136.7			3,246.0
Total			987,518.8			961,632.2

* Including past-due contracts

5.5.4 Classified by business type and in accordance with the notification of the BOT as at June 30, 2007 and December 31, 2006 :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2007

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Total
Agriculture and mining	18,684.5	494.7	295.2	540.4	815.1	20,829.9
Manufacturing and commercial	488,379.1	11,212.4	8,158.0	4,925.5	51,463.8	564,138.8
Real estate and construction	68,104.5	3,270.5	1,363.4	1,122.7	8,561.8	82,422.9
Utilities and services	126,037.7	697.0	972.2	558.8	2,986.8	131,252.5
Housing loans	91,558.4	768.9	495.0	1,048.4	3,290.7	97,161.4
Others	87,705.0	554.0	83.3	694.1	3,218.3	92,254.7
	880,469.2	16,997.5	11,367.1	8,889.9	70,336.5	988,060.2
Add Accrued interest						
Receivable						3,144.9
Total						991,205.1

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Total
Agriculture and mining	18,238.0	234.2	342.6	318.9	886.0	20,019.7
Manufacturing and commercial	487,836.2	6,716.3	5,958.7	14,415.6	40,336.8	555,263.6
Real estate and construction	63,134.3	2,967.4	1,343.4	2,024.0	8,521.6	77,990.7
Utilities and services	117,559.1	808.8	1,130.6	653.6	3,065.5	123,217.6
Housing loans	85,832.7	1,007.2	572.7	876.9	3,934.1	92,223.6
Others	88,046.7	390.2	1,930.3	488.7	2,499.2	93,355.1
	860,647.0	12,124.1	11,278.3	18,777.7	59,243.2	962,070.3
Add Accrued interest						
Receivable						3,240.5
Total						965,310.8

Million Baht

SEPARATE FINANCIAL STATEMENTS
JUNE 30, 2007

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Total
Agriculture and mining	17,998.0	453.8	295.2	540.4	815.1	20,102.5
Manufacturing and commercial	482,584.7	10,975.0	8,053.3	4,925.5	51,382.8	557,921.3
Real estate and construction	67,059.7	3,270.5	1,308.4	1,122.7	8,560.9	81,322.2
Utilities and services	125,680.5	689.0	972.2	558.8	2,986.8	130,887.3
Housing loans	91,439.6	768.9	485.6	1,044.4	3,288.2	97,026.7
Others	92,575.2	554.0	83.3	691.3	3,218.3	97,122.1
	877,337.7	16,711.2	11,198.0	8,883.1	70,252.1	984,382.1
Add Accrued interest Receivable						3,136.7
Total						987,518.8

Million Baht

SEPARATE FINANCIAL STATEMENTS
DECEMBER 31, 2006

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Total
Agriculture and mining	17,472.9	216.7	330.1	318.9	886.0	19,224.6
Manufacturing and commercial	481,462.9	6,716.3	5,925.7	14,415.6	40,286.2	548,806.7
Real estate and construction	62,592.9	2,967.4	1,343.4	2,024.0	8,521.6	77,449.3
Utilities and services	117,217.0	808.8	1,130.6	653.6	3,065.5	122,875.5
Housing loans	85,704.8	1,007.2	564.4	874.4	3,931.2	92,082.0
Others	92,708.8	390.2	1,865.3	484.6	2,499.2	97,948.1
	857,159.3	12,106.6	11,159.5	18,771.1	59,189.7	958,386.2
Add Accrued interest Receivable						3,246.0
Total						961,632.2

5.5.5 As at June 30, 2007 and December 31, 2006, classified loans and allowance for doubtful accounts in accordance with the notification of the BOT are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2007			
	Loans and Accrued Interest Receivables	Loans Net of Collateral / Present Value of Future Cash Flows According to the BOT	% Required per the BOT	Provision Recorded by the Bank
Normal	883,393.1	383,009.5	1	4,544.8
Special mentioned	17,181.0	6,811.1	2	162.3
Substandard	11,399.3	3,783.8	100	4,192.9
Doubtful	8,890.1	2,834.9	100	3,302.3
Doubtful of loss	70,341.6	38,078.1	100	42,208.3
Total	991,205.1	434,517.4		54,410.6*
Add Allowance for doubtful accounts which exceed the minimum provision required by the BOT				12,705.3
Total				67,115.9

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2006			
	Loans and Accrued Interest Receivables	Loans Net of Collateral / Present Value of Future Cash Flows According to the BOT	% Required per the BOT	Provision Recorded by the Bank
Normal	863,776.2	389,367.9	1	4,587.3
Special mentioned	12,210.0	3,574.1	2	104.7
Substandard	11,303.7	5,760.7	100	5,150.4
Doubtful	18,777.7	12,664.1	100	8,627.1
Doubtful of loss	59,243.2	35,090.0	100	33,760.2
Total	965,310.8	446,456.8		52,229.7*
Add Allowance for doubtful accounts which exceed the minimum provision required by the BOT				14,804.8
Total				67,034.5

* Allowance for doubtful accounts according to the BOT guidelines that will be effective for the second half of 2007 (See Note 4.6).

Million Baht

	SEPARATE FINANCIAL STATEMENTS JUNE 30, 2007			
	Loans and Accrued Interest Receivables	**Loans Net of Collateral / Present Value of Future Cash Flows According to the BOT**	**% Required per the BOT**	**Provision Recorded by the Bank**
Normal	880,302.8	380,732.4	1	4,536.3
Special mentioned	16,851.7	6,697.1	2	160.0
Substandard	11,229.1	3,669.5	100	4,078.6
Doubtful	8,883.1	2,827.9	100	3,295.3
Doubtful of loss	70,252.1	38,000.9	100	42,131.1
Total	987,518.8	431,927.8		54,201.3*
Add Allowance for doubtful accounts which exceed the minimum provision required by the BOT				12,650.8
Total				66,852.1

Million Baht

	SEPARATE FINANCIAL STATEMENTS DECEMBER 31, 2006			
	Loans and Accrued Interest Receivables	**Loans Net of Collateral / Present Value of Future Cash Flows According to the BOT**	**% Required per the BOT**	**Provision Recorded by the Bank**
Normal	860,293.9	387,024.4	1	4,579.2
Special mentioned	12,192.6	3,556.6	2	104.3
Substandard	11,184.9	5,642.0	100	5,040.2
Doubtful	18,771.1	12,658.2	100	8,621.2
Doubtful of loss	59,189.7	35,042.5	100	33,712.7
Total	961,632.2	443,923.7		52,057.6*
Add Allowance for doubtful accounts which exceed the minimum provision required by the BOT				14,748.6
Total				66,806.2

As at June 30, 2007 and December 31, 2006, amount of unearned discounts are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	June 30, 2007	**December 31, 2006**	**June 30, 2007**	**December 31, 2006**
Unearned discounts	502.6	462.1	472.4	419.6

* Allowance for doubtful accounts according to the BOT guidelines that will be effective for the second half of 2007 (See Note 4.6).

5.5.6 As at June 30, 2007 and December 31, 2006, the Bank and subsidiaries had loans and accrued interest receivables due from companies experiencing financial difficulties as defined in the SET's guidelines dated July 8, 1998 regarding the disclosure of asset quality and related party transactions, for which the Bank has provided an allowance for doubtful accounts, as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2007				
	No. of Companies	Outstanding Balance	Collateral Value	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	1	26.0	26.0	-	-
Listed companies identified for delisting	9	5,909.6	1,283.6	4,405.6	4,405.6
Total	10	5,935.6	1,309.6	4,405.6	4,405.6

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2006				
	No. of Companies	Outstanding Balance	Collateral Value	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	1	26.0	0.2	25.8	25.8
Listed companies identified for delisting	7	5,631.1	3,755.1	1,481.5	1,481.5
Total	8	5,657.1	3,755.3	1,507.3	1,507.3

Million Baht

	SEPARATE FINANCIAL STATEMENTS JUNE 30, 2007				
	No. of Companies	Outstanding Balance	Collateral Value	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	1	26.0	26.0	-	-
Listed companies identified for delisting	9	5,909.6	1,283.6	4,405.6	4,405.6
Total	10	5,935.6	1,309.6	4,405.6	4,405.6

Million Baht

	SEPARATE FINANCIAL STATEMENTS DECEMBER 31, 2006				
	No. of Companies	Outstanding Balance	Collateral Value	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	1	26.0	0.2	25.8	25.8
Listed companies identified for delisting	7	5,631.1	3,755.1	1,481.5	1,481.5
Total	8	5,657.1	3,755.3	1,507.3	1,507.3

5.5.7 Transfer of assets to Thai Asset Management Corporation (TAMC)

On October 12, 2001, the Bank entered into the Asset Transfer Agreement (the Agreement) with TAMC in order to transfer the impaired assets of the Bank including all rights over the collateral securing such loans as at December 31, 2000, as well as any other related rights or contingencies of the Bank against those debtors pursuant to the terms and conditions of the Agreement and the applicable provisions of the Royal Ordinance establishing TAMC B.E. 2544 (TAMC Law). The price payable by TAMC to the Bank for such impaired assets transferred shall be the value of collateral of such loan but shall not exceed the book value of the loan less the allowance for doubtful accounts as at the transfer date which has been set aside pursuant to the notification of the Bank of Thailand. TAMC will make payments for assets transferred after preliminary confirmation of the transfer price by issuing a non-negotiable promissory note which is given aval by the Financial Institutions Development Fund (FIDF), to be due at the end of 10 years from the date of issuance. Such promissory note may be redeemable by TAMC prior to its maturity. The interest rate shall be the weighted average interest rate on deposits as defined in the Agreement and shall be determined on a quarterly basis. The interest accrued shall be payable by TAMC to the Bank annually by issuing to the Bank a non-negotiable promissory note which is given aval by the FIDF, to be due at the end of one year from the date of issuance.

The Bank and TAMC agreed to recognize any profits or losses arising from the management of the impaired assets at the end of the fifth and the tenth year starting from July 1, 2001. The profits or losses shall be calculated based on all accumulated asset recoveries on a cash basis up to the date of calculation of such profits or losses less the transfer costs and other operating expenses incurred by TAMC, including all interest paid by TAMC to the Bank.

In the case whereby profits are realized, the first portion of the profits, not exceeding 20% of the transfer price of the impaired assets transferred to TAMC, will be allocated to the Bank and TAMC at 50% each. The second portion of the profits will be given to the Bank at the amount such that when included with the first profit portion shall not exceed the difference between the book value of the impaired assets of the Bank and the transfer price of such assets transferred to TAMC. The residual amount of the second profit portion will be given to TAMC. In the case whereby losses are realized, the first portion of the losses will be borne by the Bank but not exceeding 20% of the transfer price of the impaired assets transferred to TAMC. The second portion of the losses, not exceeding 20% of the transfer price of the impaired assets transferred to TAMC, will be allocated to the Bank and TAMC at 50% each. The residual amount of the second portion of losses will be borne by TAMC. As at June 30, 2007 and December 31, 2006, the Bank has set aside provisions for probable loss arising from the impaired assets transferred to TAMC amounting to Baht 1,877.3 million and Baht 1,681.2 million, respectively (See Note 4.12).

In March 2007, the Bank received notification from TAMC that the allocation of profit or loss at the end of the fifth year for the Bank is a profit of Baht 392.8 million, which differed from the previous initial notification in November 2006 which was a profit of Baht 387.1 million. Such allocation of profit or loss is an approximation as

the TAMC will calculate the actual profit or loss at the end of the tenth year, and there has been no actual payment made. Therefore, the Bank has not recognized such profit in the accounts.

The Bank has transferred impaired assets to TAMC at the net amount of loan, after deducting the allowance for doubtful accounts set aside pursuant to the notification of the Bank of Thailand, from the date that the Bank has entered into the Agreement until June 30, 2007 in the amount of Baht 25,515.7 million. Subsequent transfers of impaired assets will occur pursuant to the conditions stated in the Agreement.

The Bank has transferred impaired assets to TAMC at the net amount of loan, after deducting the allowance for doubtful accounts set aside pursuant to the notification of the Bank of Thailand, from the date that the Bank has entered into the Agreement until December 31, 2006 in the amount of Baht 25,515.7 million, and for the year ended December 31, 2006, TAMC had revised the balance of assets transferred by the Bank downwards in the net amount of Baht 34.4 million.

The Bank has transferred impaired assets to TAMC at the net amount of loan, after deducting the allowance for doubtful accounts set aside pursuant to the notification of the Bank of Thailand, from the date that the Bank has entered into the Agreement until June 30, 2006 in the amount of Baht 25,524.5 million, and for the half year ended June 30, 2006, TAMC had revised the balance of assets transferred by the Bank downwards in the net amount of Baht 25.6 million.

As at June 30, 2007, December 31, 2006 and June 30, 2006, the Bank has received non-negotiable promissory notes from TAMC as payment for certain portions of the impaired assets transferred amounting to Baht 15,669.3 million, Baht 16,432.3 million and Baht 19,765.0 million, respectively (See Note 5.4.1). In the third quarter of 2006, TAMC notified the Bank of the revision of the value given for the impaired assets transferred that are secured by assets which TAMC considers as not being collateral assets. The Bank has decreased the value of the non-negotiable promissory notes from TAMC and recognized the loss on assets transferred to TAMC amounting to Baht 2,760.9 million.

For the half year ended June 30, 2007 and for the year ended December 31, 2006, the non-negotiable promissory notes have been redeemed by TAMC prior to maturity amounting to Baht 763.0 million and Baht 1,286.0 million, respectively (See Note 5.4.1).

5.5.8 As at June 30, 2007 and December 31, 2006, assets classified in accordance with the notification of the BOT are as follows :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2007					
	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Other Assets	Total
Normal	883,393.1	-	-	-	883,393.1
Special mentioned	17,181.0	-	-	-	17,181.0
Substandard	11,399.3	-	-	-	11,399.3
Doubtful	8,890.1	-	-	-	8,890.1
Doubtful of loss	70,341.6	3,825.5	2,706.4	925.7	77,799.2
Loss	-	-	-	-	-
Total	991,205.1	3,825.5	2,706.4	925.7	998,662.7

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2006					
	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Other Assets	Total
Normal	863,776.2	-	-	-	863,776.2
Special mentioned	12,210.0	-	-	0.6	12,210.6
Substandard	11,303.7	-	-	-	11,303.7
Doubtful	18,777.7	-	-	0.0	18,777.7
Doubtful of loss	59,243.2	6,543.4	2,860.3	890.6	69,537.5
Loss	-	-	-	-	-
Total	965,310.8	6,543.4	2,860.3	891.2	975,605.7

Million Baht

SEPARATE FINANCIAL STATEMENTS JUNE 30, 2007					
	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Other Assets	Total
Normal	880,302.8	-	-	-	880,302.8
Special mentioned	16,851.7	-	-	-	16,851.7
Substandard	11,229.1	-	-	-	11,229.1
Doubtful	8,883.1	-	-	-	8,883.1
Doubtful of loss	70,252.1	3,810.5	2,195.7	925.7	77,184.0
Loss	-	-	-	-	-
Total	987,518.8	3,810.5	2,195.7	925.7	994,450.7

Million Baht

	SEPARATE FINANCIAL STATEMENTS DECEMBER 31, 2006				
	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Other Assets	Total
Normal	860,293.9	-	-	-	860,293.9
Special mentioned	12,192.6	-	-	0.6	12,193.2
Substandard	11,184.9	-	-	-	11,184.9
Doubtful	18,771.1	-	-	0.0	18,771.1
Doubtful of loss	59,189.7	6,528.6	2,356.3	890.6	68,965.2
Loss	-	-	-	-	-
Total	961,632.2	6,528.6	2,356.3	891.2	971,408.3

5.5.9 Troubled debt restructurings

Details of the restructured debts of the Bank for the half years ended June 30, 2007 and 2006, classified into the restructuring methods are as follows :

Million Baht

	SEPARATE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED JUNE 30, 2007			
Restructuring Method	**Cases**	**Outstanding Debt before Restructuring**	**Type of Transferred Assets**	**Fair Value**
Asset transfer	120	1,400.9	Land, building,	1,400.5
Debt restructuring in				
various forms	10,912	21,557.6		
Total	11,032	22,958.5		

The weighted average tenure of the above mentioned restructuring is 3.5 years; and the total debt outstanding after debt restructuring is Baht 22,957.2 million.

Million Baht

	SEPARATE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED JUNE 30, 2006			
Restructuring Method	**Cases**	**Outstanding Debt before Restructuring**	**Type of Transferred Assets**	**Fair Value**
Asset transfer	90	2,855.7	Land, building condominium, machinery, leasehold, share capital	2,842.9
Debt restructuring in				
various forms	10,638	28,050.3		
Total	10,728	30,906.0		

The weighted average tenure of the above mentioned restructuring is 3.2 years; and the total debt outstanding after debt restructuring is Baht 30,747.0 million.

For the quarter and the half year ended June 30, 2007, the Bank recognized interest income from restructured debts amounting to Baht 1,461.3 million and Baht 2,872.3 million, respectively.

For the quarter and the half year ended June 30, 2006, the Bank recognized interest income from restructured debts amounting to Baht 1,581.6 million and Baht 3,399.4 million, respectively.

As at June 30, 2007 and December 31, 2006, the Bank had balance of loan to restructured debtors amounting to Baht 125,026.9 million and Baht 123,467.1 million, respectively.

Consolidated disclosures for troubled debt restructurings which occurred during the half years ended June 30, 2007 and 2006 have not been provided, as such information is not significantly different than the above disclosures relating to the Bank.

5.6 Allowance for doubtful accounts

Allowance for doubtful accounts consisted of the following as at June 30, 2007 and December 31, 2006 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2007						
	Normal	**Special Mentioned**	**Substandard**	**Doubtful**	**Doubtful of Loss**	**Allowance for Doubtful Accounts in Excess of the BOT's Minimum Requirement***	**Total**
Balance brought forward	4,587.3	104.7	5,150.4	8,627.1	33,760.2	14,804.8	67,034.5
Doubtful accounts	(42.5)	57.6	(957.5)	(5,324.3)	8,448.1	987.8	3,169.2
Bad debt recovered	-	-	-	-	-	298.8	298.8
Bad debt written off	-	-	-	(0.5)	-	(2,997.9)	(2,998.4)
Others	-	-	-	-	-	(388.2)	(388.2)
Balance carried forward	4,544.8	162.3	4,192.9	3,302.3	42,208.3	12,705.3	67,115.9

* The minimum allowance for doubtful accounts required by the BOT is according to the BOT guidelines that will be effective for the second half of 2007 (See Note 4.6).

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Allowance for Doubtful Accounts in Excess of the BOT's Minimum Requirement*	Total
Balance brought forward	3,559.6	99.6	867.7	4,264.4	30,905.9	31,743.7	71,440.9
Doubtful accounts	1,027.7	5.1	4,282.7	4,362.8	2,854.3	(314.3)	12,218.3
Bad debt recovered	-	-	-	-	-	1,180.1	1,180.1
Bad debt written off	-	-	-	(0.1)	-	(16,667.3)	(16,667.4)
Others	-	-	-	-	-	(1,137.4)	(1,137.4)
Balance carried forward	4,587.3	104.7	5,150.4	8,627.1	33,760.2	14,804.8	67,034.5

Million Baht

SEPARATE FINANCIAL STATEMENTS

JUNE 30, 2007

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Allowance for Doubtful Accounts in Excess of the BOT's Minimum Requirement*	Total
Balance brought forward	4,579.2	104.3	5,040.2	8,621.2	33,712.7	14,748.6	66,806.2
Doubtful accounts	(42.9)	55.7	(961.6)	(5,325.9)	8,418.4	987.1	3,130.8
Bad debt recovered	-	-	-	-	-	296.6	296.6
Bad debt written off	-	-	-	-	-	(2,997.9)	(2,997.9)
Others	-	-	-	-	-	(383.6)	(383.6)
Balance carried forward	4,536.3	160.0	4,078.6	3,295.3	42,131.1	12,650.8	66,852.1

* The minimum allowance for doubtful accounts required by the BOT is according to the BOT guidelines that will be effective for the second half of 2007 (See Note 4.6).

Million Baht

	SEPARATE FINANCIAL STATEMENTS DECEMBER 31, 2006						
	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Allowance for Doubtful Accounts in Excess of the BOT's Minimum Requirement *	Total
Balance brought forward	3,598.6	99.6	861.8	4,257.5	30,823.4	31,496.4	71,137.3
Doubtful accounts	980.6	4.7	4,178.4	4,363.7	2,889.3	(251.0)	12,165.7
Bad debt recovered	-	-	-	-	-	1,176.8	1,176.8
Bad debt written off	-	-	-	-	-	(16,553.8)	(16,553.8)
Others	-	-	-	-	-	(1,119.8)	(1,119.8)
Balance carried forward	4,579.2	104.3	5,040.2	8,621.2	33,712.7	14,748.6	66,806.2

As at June 30, 2007, the allowance for doubtful accounts of Baht 67,115.9 million and Baht 66,852.1 million in the consolidated and the separate financial statements, respectively.

As at December 31, 2006, the allowance for doubtful accounts of Baht 67,034.5 million and Baht 66,806.2 million in the consolidated and the separate financial statements, respectively.

As at June 30, 2007 and December 31, 2006, the Bank and its subsidiaries recorded allowances for doubtful accounts in excess of the required reserves calculated pursuant to the BOT's guidelines in the amount of Baht 12,705.3 million and Baht 14,804.8 million, respectively, in the consolidated financial statements, and of Baht 12,650.8 million and Baht 14,748.6 million, respectively, in the separate financial statements (See Note 4.6).

5.7 Revaluation allowance for debt restructuring

Revaluation allowance for debt restructuring as at June 30, 2007 and December 31, 2006 are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	June 30, 2007	December 31, 2006	June 30, 2007	December 31, 2006
Balance brought forward	4,666.8	8,445.3	4,666.8	8,445.3
Increase during the period	236.1	660.0	236.1	660.0
Write off/ decrease during the period	(646.5)	(4,438.5)	(646.5)	(4,438.5)
Balance carried forward	4,256.4	4,666.8	4,256.4	4,666.8

* The minimum allowance for doubtful accounts required by the BOT is according to the BOT guidelines that will be effective for the second half of 2007 (See Note 4.6).

5.8 Properties foreclosed, net

Properties foreclosed consisted of the following as at June 30, 2007 and December 31, 2006 :

Million Baht

Type of Properties Foreclosed	CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2007			
	Balance Brought Forward	Additions	Disposals	Balance Carried Forward
Assets from debt repayment				
Immovable assets	51,228.0	1,030.8	(2,091.3)	50,167.5
Movable assets	359.1	-	(43.2)	315.9
Total	51,587.1	1,030.8	(2,134.5)	50,483.4
Others	78.9	-	(20.1)	58.8
Total properties foreclosed	51,666.0	1,030.8	(2,154.6)	50,542.2
Less Allowance for impairment	(8,260.3)	(302.7)	98.2	(8,464.8)
Total properties foreclosed, net	43,405.7	728.1	(2,056.4)	42,077.4

Million Baht

Type of Properties Foreclosed	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2006			
	Balance Brought Forward	Additions	Disposals	Balance Carried Forward
Assets from debt repayment				
Immovable assets	52,733.4	5,210.9	(6,716.3)	51,228.0
Movable assets	556.1	18.9	(215.9)	359.1
Total	53,289.5	5,229.8	(6,932.2)	51,587.1
Others	131.2	-	(52.3)	78.9
Total properties foreclosed	53,420.7	5,229.8	(6,984.5)	51,666.0
Less Allowance for impairment	(6,616.7)	(1,914.9)	271.3	(8,260.3)
Total properties foreclosed, net	46,804.0	3,314.9	(6,713.2)	43,405.7

Million Baht

Type of Properties Foreclosed	SEPARATE FINANCIAL STATEMENTS JUNE 30, 2007			
	Balance Brought Forward	Additions	Disposals	Balance Carried Forward
Assets from debt repayment				
Immovable assets	43,116.8	987.8	(2,013.3)	42,091.3
Movable assets	359.1	-	(43.2)	315.9
Total	43,475.9	987.8	(2,056.5)	42,407.2
Others	78.9	-	(20.1)	58.8
Total properties foreclosed	43,554.8	987.8	(2,076.6)	42,466.0
Less Allowance for impairment	(7,277.0)	(275.2)	94.0	(7,458.2)
Total properties foreclosed, net	36,277.8	712.6	(1,982.6)	35,007.8

Million Baht

Type of Properties Foreclosed	SEPARATE FINANCIAL STATEMENTS DECEMBER 31, 2006			
	Balance Brought Forward	Additions	Disposals	Balance Carried Forward
Assets from debt repayment				
Immovable assets	44,733.0	5,210.6	(6,826.8)	43,116.8
Movable assets	556.1	18.9	(215.9)	359.1
Total	45,289.1	5,229.5	(7,042.7)	43,475.9
Others	131.2	-	(52.3)	78.9
Total properties foreclosed	45,420.3	5,229.5	(7,095.0)	43,554.8
Less Allowance for impairment	(5,785.4)	(1,754.5)	262.9	(7,277.0)
Total properties foreclosed, net	39,634.9	3,475.0	(6,832.1)	36,277.8

Properties foreclosed classified in accordance with the notification of the BOT as at June 30, 2007 and December 31, 2006 are presented in Note 5.5.8.

In accordance with the BOT's circular letter regarding the Accounting Treatment for the Sale of Properties Foreclosed dated February 4, 2004, the Bank is required to disclose transactions according to the criteria stated in such circular letter. For the quarters and the half years ended June 30, 2007 and 2006, the transactions are as follows :

Million Baht

Type of Sale of Properties Foreclosed	Income Recognition Method	CONSOLIDATED FINANCIAL STATEMENTS FOR THE QUARTER ENDED JUNE 30, 2007		
		Deferred Profit on Sale of Properties Foreclosed	Profit on Sale of Properties Foreclosed	Loss on Sale of Properties Foreclosed
Sale to public	Per Installment	50.8	4.3	-
Sale to public	Per cost recovery	-	375.5	(44.6)
Sale to subsidiary*	Per cost recovery	-	-	-

Million Baht

Type of Sale of Properties Foreclosed	Income Recognition Method	CONSOLIDATED FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED JUNE 30, 2007		
		Deferred Profit on Sale of Properties Foreclosed	Profit on Sale of Properties Foreclosed	Loss on Sale of Properties Foreclosed
Sale to public	Per Installment	50.8	4.4	-
Sale to public	Per cost recovery	-	601.8	(68.9)
Sale to subsidiary*	Per cost recovery	-	-	-

* The Bank sold properties foreclosed to a subsidiary at its net book value, therefore, there was no gain or loss to the Bank from these sale transactions (See Note 5.25).

Million Baht

Type of Sale of Properties Foreclosed	Income Recognition Method	CONSOLIDATED FINANCIAL STATEMENTS FOR THE QUARTER ENDED JUNE 30, 2006		
		Deferred Profit on Sale of Properties Foreclosed	Profit on Sale of Properties Foreclosed	Loss on Sale of Properties Foreclosed
Sale to public	Per Installment	8.1	0.9	-
Sale to public	Per cost recovery	-	419.3	(44.0)
Sale to subsidiary*	Per cost recovery	-	-	-

Million Baht

Type of Sale of Properties Foreclosed	Income Recognition Method	CONSOLIDATED FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED JUNE 30, 2006		
		Deferred Profit on Sale of Properties Foreclosed	Profit on Sale of Properties Foreclosed	Loss on Sale of Properties Foreclosed
Sale to public	Per Installment	8.1	0.9	-
Sale to public	Per cost recovery	-	835.5	(89.6)
Sale to subsidiary*	Per cost recovery	-	-	-

Million Baht

Type of Sale of Properties Foreclosed	Income Recognition Method	SEPARATE FINANCIAL STATEMENTS FOR THE QUARTER ENDED JUNE 30, 2007		
		Deferred Profit on Sale of Properties Foreclosed	Profit on Sale of Properties Foreclosed	Loss on Sale of Properties Foreclosed
Sale to public	Per Installment	50.8	4.3	-
Sale to public	Per cost recovery	-	367.1	(43.7)
Sale to subsidiary*	Per cost recovery	-	-	-

* The Bank sold properties foreclosed to a subsidiary at its net book value, therefore, there was no gain or loss to the Bank from these sale transactions (See Note 5.25).

Million Baht

Type of Sale of Properties Foreclosed	Income Recognition Method	SEPARATE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED JUNE 30, 2007		
		Deferred Profit on Sale of Properties Foreclosed	Profit on Sale of Properties Foreclosed	Loss on Sale of Properties Foreclosed
Sale to public	Per Installment	50.8	4.4	-
Sale to public	Per cost recovery	-	588.3	(66.0)
Sale to subsidiary*	Per cost recovery	-	-	-

Million Baht

Type of Sale of Properties Foreclosed	Income Recognition Method	SEPARATE FINANCIAL STATEMENTS FOR THE QUARTER ENDED JUNE 30, 2006		
		Deferred Profit on Sale of Properties Foreclosed	Profit on Sale of Properties Foreclosed	Loss on Sale of Properties Foreclosed
Sale to public	Per Installment	8.1	0.9	-
Sale to public	Per cost recovery	-	416.9	(38.8)
Sale to subsidiary*	Per cost recovery	-	-	-

Million Baht

Type of Sale of Properties Foreclosed	Income Recognition Method	SEPARATE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED JUNE 30, 2006		
		Deferred Profit on Sale of Properties Foreclosed	Profit on Sale of Properties Foreclosed	Loss on Sale of Properties Foreclosed
Sale to public	Per Installment	8.1	0.9	-
Sale to public	Per cost recovery	-	833.1	(79.6)
Sale to subsidiary*	Per cost recovery	-	-	-

* The Bank sold properties foreclosed to a subsidiary at its net book value, therefore, there was no gain or loss to the Bank from these sale transactions (See Note 5.25).

5.9 Premises and equipment, net

Premises and equipment consisted of the following as at June 30, 2007 and December 31, 2006 :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2007

	Cost					Accumulated Depreciation					Premises and Equipment (Net)
	Beginning Balance	Additions/ Transfer	Disposal/ Transfer	Others	Ending Balance	Beginning Balance	Depre-ciation	Disposal/ Transfer	Others	Ending Balance	
Land											
Cost	6,819.0	9.3	-	(93.3)	6,735.0	-	-	-	-	-	6,735.0
Appraisal increase (year 2005)	10,192.3	-	-	-	10,192.3	-	-	-	-	-	10,192.3
Appraisal decrease (year 2005)	(1,111.0)	-	-	-	(1,111.0)	-	-	-	-	-	(1,111.0)
Premises											
Cost	8,782.6	10.9	-	(66.7)	8,726.8	5,530.9	126.3	-	(37.7)	5,619.5	3,107.3
Appraisal increase (year 2005)	20,364.8	-	-	-	20,364.8	13,063.9	447.5	-	-	13,511.4	6,853.4
Appraisal decrease (year 2005)	(197.5)	-	-	-	(197.5)	(96.4)	(4.9)	-	-	(101.3)	(96.2)
Equipment	17,456.4	762.6	(45.9)	(41.8)	18,131.3	12,677.1	911.6	(38.2)	(32.9)	13,517.6	4,613.7
Others	162.2	266.5	(172.4)	-	256.3	-	-	-	-	-	256.3
Total	62,468.8	1,049.3	(218.3)	(201.8)	63,098.0	31,175.5	1,480.5	(38.2)	(70.6)	32,547.2	30,550.8

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2006										
	Cost					Accumulated Depreciation					Premises and Equipment (Net)
	Beginning Balance	Additions/ Transfer	Disposal/ Transfer	Others	Ending Balance	Beginning Balance	Depre-ciation	Disposal/ Transfer	Others	Ending Balance	
Land											
Cost	6,988.9	32.9	-	(202.8)	6,819.0	-	-	-	-	-	6,819.0
Appraisal increase (year 2005)	10,192.3	-	-	-	10,192.3	-	-	-	-	-	10,192.3
Appraisal decrease (year 2005)	(1,111.0)	-	-	-	(1,111.0)	-	-	-	-	-	(1,111.0)
Premises											
Cost	8,900.3	30.0	(26.6)	(121.1)	8,782.6	5,357.4	267.5	(26.6)	(67.4)	5,530.9	3,251.7
Appraisal increase (year 2005)	20,605.7	-	(240.9)	-	20,364.8	12,339.2	904.0	(179.3)	-	13,063.9	7,300.9
Appraisal decrease (year 2005)	(197.5)	-	-	-	(197.5)	(86.5)	(9.9)	-	-	(96.4)	(101.1)
Equipment	16,190.9	1,972.6	(593.3)	(113.8)	17,456.4	11,232.4	1,748.5	(217.6)	(86.2)	12,677.1	4,779.3
Others	356.0	538.6	(732.4)	-	162.2	-	-	-	-	-	162.2
Total	61,925.6	2,574.1	(1,593.2)	(437.7)	62,468.8	28,842.5	2,910.1	(423.5)	(153.6)	31,175.5	31,293.3

As at June 30, 2007 and December 31, 2006, the Bank and its subsidiaries had premises and equipment, fully depreciated but still in use, at the original cost amounting to Baht 8,866.5 million and Baht 8,336.3 million, respectively.

Million Baht

SEPARATE FINANCIAL STATEMENTS
JUNE 30, 2007

	Cost					Accumulated Depreciation					Premises and Equipment (Net)
	Beginning Balance	Additions/ Transfer	Disposal/ Transfer	Others	Ending Balance	Beginning Balance	Depre- ciation	Disposal/ Transfer	Others	Ending Balance	
Land											
Cost	6,811.7	9.3	-	(93.1)	6,727.9	-	-	-	-	-	6,727.9
Appraisal increase (year 2005)	10,192.3	-	-	-	10,192.3	-	-	-	-	-	10,192.3
Appraisal decrease (year 2005)	(1,111.0)	-	-	-	(1,111.0)	-	-	-	-	-	(1,111.0)
Premises											
Cost	8,649.8	10.6	-	(64.1)	8,596.3	5,473.3	124.9	-	(36.5)	5,561.7	3,034.6
Appraisal increase (year 2005)	20,364.8	-	-	-	20,364.8	13,063.9	447.5	-	-	13,511.4	6,853.4
Appraisal decrease (year 2005)	(197.5)	-	-	-	(197.5)	(96.4)	(4.9)	-	-	(101.3)	(96.2)
Equipment	17,199.4	741.5	(37.8)	(40.8)	17,862.3	12,505.2	890.4	(32.1)	(32.2)	13,331.3	4,531.0
Others	157.2	262.5	(171.6)	-	248.1	-	-	-	-	-	248.1
Total	62,066.7	1,023.9	(209.4)	(198.0)	62,683.2	30,946.0	1,457.9	(32.1)	(68.7)	32,303.1	30,380.1

Million Baht

SEPARATE FINANCIAL STATEMENTS
DECEMBER 31, 2006

	Cost					Accumulated Depreciation					Premises and Equipment (Net)
	Beginning Balance	Additions/ Transfer	Disposal/ Transfer	Others	Ending Balance	Beginning Balance	Depre- ciation	Disposal/ Transfer	Others	Ending Balance	
Land											
Cost	6,981.2	32.9	-	(202.4)	6,811.7	-	-	-	-	-	6,811.7
Appraisal increase (year 2005)	10,192.3	-	-	-	10,192.3	-	-	-	-	-	10,192.3
Appraisal decrease (year 2005)	(1,111.0)	-	-	-	(1,111.0)	-	-	-	-	-	(1,111.0)
Premises											
Cost	8,758.9	30.0	(26.6)	(112.5)	8,649.8	5,298.6	265.0	(26.6)	(63.7)	5,473.3	3,176.5
Appraisal increase (year 2005)	20,605.7	-	(240.9)	-	20,364.8	12,339.2	904.0	(179.3)	-	13,063.9	7,300.9
Appraisal decrease (year 2005)	(197.5)	-	-	-	(197.5)	(86.5)	(9.9)	-	-	(96.4)	(101.1)
Equipment	15,948.6	1,938.5	(577.3)	(110.4)	17,199.4	11,084.1	1,707.8	(203.1)	(83.6)	12,505.2	4,694.2
Others	351.2	527.3	(721.3)	-	157.2	-	-	-	-	-	157.2
Total	61,529.4	2,528.7	(1,566.1)	(425.3)	62,066.7	28,635.4	2,866.9	(409.0)	(147.3)	30,946.0	31,120.7

As at June 30, 2007 and December 31, 2006, the Bank had equipment, fully depreciated but still in use, at the original cost amounting to Baht 8,726.4 million, and Baht 8,203.7 million, respectively.

5.10 Deposits

5.10.1 Classified by product as at June 30, 2007 and December 31, 2006 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	June 30, 2007	December 31, 2006	June 30, 2007	December 31, 2006
Demand	53,364.9	52,693.0	52,537.1	51,820.6
Savings	515,844.8	474,108.0	516,174.2	474,463.5
Fixed				
Up to 6 months	364,460.4	315,043.1	361,116.7	314,177.0
6 months-less than 1 year	97,759.2	253,551.5	97,282.1	253,076.5
1 year and over	254,818.7	131,632.2	250,164.6	127,404.4
Negotiable certificates of deposit	1,414.4	1,423.6	759.0	791.0
Total	1,287,662.4	1,228,451.4	1,278,033.7	1,221,733.0

5.10.2 Classified by remaining maturity as at June 30, 2007 and December 31, 2006 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	June 30, 2007	December 31, 2006	June 30, 2007	December 31, 2006
Up to 1 year	1,279,169.9	1,217,956.1	1,269,765.9	1,211,499.3
Over 1 year	8,492.5	10,495.3	8,267.8	10,233.7
Total	1,287,662.4	1,228,451.4	1,278,033.7	1,221,733.0

5.10.3 Classified by currency and customer's residence as at June 30, 2007 and December 31, 2006 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	June 30, 2007			December 31, 2006		
	Domestic	Foreign	Total	Domestic	Foreign	Total
BAHT	1,138,061.5	42,537.3	1,180,598.8	1,082,750.3	42,032.0	1,124,782.3
USD	12,453.2	40,209.9	52,663.1	12,913.2	40,736.6	53,649.8
Others	4,045.2	50,355.3	54,400.5	4,325.2	45,694.1	50,019.3
Total	1,154,559.9	133,102.5	1,287,662.4	1,099,988.7	128,462.7	1,228,451.4

Million Baht

	SEPARATE FINANCIAL STATEMENTS					
	June 30, 2007			December 31, 2006		
	Domestic	Foreign	Total	Domestic	Foreign	Total
BAHT	1,138,502.6	42,537.0	1,181,039.6	1,083,233.1	42,031.8	1,125,264.9
USD	12,406.7	40,196.3	52,603.0	12,877.1	40,728.4	53,605.5
Others	3,924.3	40,466.8	44,391.1	4,201.3	38,661.3	42,862.6
Total	1,154,833.6	123,200.1	1,278,033.7	1,100,311.5	121,421.5	1,221,733.0

5.11 Interbank and money market items (liabilities)

Interbank and money market items (liabilities) consisted of the following as at June 30, 2007 and December 31, 2006 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	June 30, 2007			December 31, 2006		
	Demand	Time	Total	Demand	Time	Total
Domestic items						
Bank of Thailand and Financial Institutions Development Fund	12.2	8,534.4	8,546.6	10.6	10,448.0	10,458.6
Commercial banks	901.1	1,035.7	1,936.8	840.6	-	840.6
Other banks	259.8	2,300.0	2,559.8	234.5	-	234.5
Finance companies, Finance and securities companies, securities companies and credit foncier companies	969.1	256.7	1,225.8	1,371.8	261.4	1,633.2
Other financial institutions	1,862.2	702.5	2,564.7	2,326.9	642.7	2,969.6
Total domestic items	4,004.4	12,829.3	16,833.7	4,784.4	11,352.1	16,136.5
Foreign items						
USD	1,492.8	18,962.0	20,454.8	1,463.9	14,025.9	15,489.8
JPY	10.1	1,850.1	1,860.2	3.6	758.6	762.2
Others	1,825.5	17,783.4	19,608.9	2,412.2	14,710.5	17,122.7
Total foreign items	3,328.4	38,595.5	41,923.9	3,879.7	29,495.0	33,374.7
Total domestic and foreign items	7,332.8	51,424.8	58,757.6	8,664.1	40,847.1	49,511.2

Million Baht

	SEPARATE FINANCIAL STATEMENTS					
	June 30, 2007			December 31, 2006		
	Demand	**Time**	**Total**	**Demand**	**Time**	**Total**
Domestic items						
Bank of Thailand and Financial Institutions Development Fund	12.2	8,534.4	8,546.6	10.6	10,448.0	10,458.6
Commercial banks	901.1	1,035.7	1,936.8	840.6	-	840.6
Other banks	259.8	2,300.0	2,559.8	234.5	-	234.5
Finance companies, Finance and securities companies, securities companies and credit foncier companies	1,000.9	256.7	1,257.6	1,032.3	291.4	1,323.7
Other financial institutions	1,862.2	702.5	2,564.7	2,326.9	642.7	2,969.6
Total domestic items	4,036.2	12,829.3	16,865.5	4,444.9	11,382.1	15,827.0
Foreign items						
USD	1,505.9	17,367.0	18,872.9	1,471.4	14,211.8	15,683.2
JPY	19.9	1,850.1	1,870.0	17.6	758.6	776.2
Others	1,834.4	15,872.2	17,706.6	2,425.0	14,359.9	16,784.9
Total foreign items	3,360.2	35,089.3	38,449.5	3,914.0	29,330.3	33,244.3
Total domestic and foreign items	7,396.4	47,918.6	55,315.0	8,358.9	40,712.4	49,071.3

5.12 Borrowings

5.12.1 Classified by types of securities and sources of fund as at June 30, 2007 and December 31, 2006, as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	June 30, 2007			December 31, 2006		
	Domestic	**Foreign**	**Total**	**Domestic**	**Foreign**	**Total**
Bonds	4,669.4	-	4,669.4	7,862.8	-	7,862.8
Unsecured subordinated notes	-	15,547.7	15,547.7	-	25,891.8	25,891.8
Borrowings under repurchased agreement	-	381.6	381.6	-	-	-
Others	260.4	-	260.4	186.3	-	186.3
Less Discount on borrowings	-	(6,826.4)	(6,826.4)	-	(6,988.6)	(6,988.6)
Total	4,929.8	9,102.9	14,032.7	8,049.1	18,903.2	26,952.3

Million Baht

	SEPARATE FINANCIAL STATEMENTS					
	June 30, 2007			December 31, 2006		
	Domestic	**Foreign**	**Total**	**Domestic**	**Foreign**	**Total**
Bonds	4,670.0	-	4,670.0	7,862.8	-	7,862.8
Unsecured subordinated notes	-	15,547.7	15,547.7	-	25,891.8	25,891.8
Others	260.4	-	260.4	186.3	-	186.3
Less Discount on borrowings	-	(6,826.4)	(6,826.4)	-	(6,988.6)	(6,988.6)
Total	4,930.4	8,721.3	13,651.7	8,049.1	18,903.2	26,952.3

5.12.2 Classified by types of securities, currency, maturity and interest rate as at June 30, 2007 and December 31, 2006, as follows :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS					
Types	Currency	Maturity	Interest Rate	Amount	
				June 30, 2007	December 31, 2006
Short-term borrowings					
Bonds (Note 5.14)	THB	2007	4.625% - 4.75%	4,669.4	7,862.8
Unsecured subordinated notes (Note 5.13)	USD	2007	8.75%	-	9,639.5
Borrowings under repurchased agreement	MYR	2007	2.65% - 3.50%	381.6	-
Others	THB	2008	0.00%	1.0	-
Less Discount on borrowings				-	(143.2)
Total short-term borrowings				5,052.0	17,359.1
Long-term borrowings					
Unsecured subordinated notes (Note 5.13)	USD	2016 - 2029	8.25% - 9.025%	15,547.7	16,252.3
Others	THB	2008 - 2013	0.00% - 0.50%	259.4	186.3
Less Discount on borrowings				(6,826.4)	(6,845.4)
Total long-term borrowings				8,980.7	9,593.2
Total				14,032.7	26,952.3

Million Baht

SEPARATE FINANCIAL STATEMENTS					
Types	Currency	Maturity	Interest Rate	Amount	
				June 30, 2007	December 31, 2006
Short-term borrowings					
Bonds (Note 5.14)	THB	2007	4.625% - 4.75%	4,670.0	7,862.8
Unsecured subordinated notes (Note 5.13)	USD	2007	8.75%	-	9,639.5
Others	THB	2008	0.00%	1.0	-
Less Discount on borrowings				-	(143.2)
Total short-term borrowings				4,671.0	17,359.1
Long-term borrowings					
Unsecured subordinated notes (Note 5.13)	USD	2016 - 2029	8.25% - 9.025%	15,547.7	16,252.3
Others	THB	2008 - 2013	0.00% - 0.50%	259.4	186.3
Less Discount on borrowings				(6,826.4)	(6,845.4)
Total long-term borrowings				8,980.7	9,593.2
Total				13,651.7	26,952.3

5.13 Unsecured subordinated notes

On March 29, 1995, the shareholders passed a resolution for the Bank to issue and offer unsecured subordinated notes for sale to foreign markets and/or domestic markets in the amount not exceeding Baht 15,000 million or its equivalent in other currencies with a maturity of not exceeding 30 years. The Board of Directors was authorized to proceed with the issue as follows :

- On September 18, 1995, the Bank issued and offered USD 300 million of unsecured subordinated notes due 2005 at a coupon of 7.25% p.a. for sale to foreign investors.

- On March 25, 1996, the Bank issued and offered USD 150 million of unsecured subordinated notes due 2016 at a coupon of 8.25% p.a. for sale to foreign investors.

On April 2, 1996, the shareholders passed a resolution for the Bank to issue and offer unsecured subordinated notes for sale to foreign markets and/or domestic markets in the amount not exceeding USD 400 million or its equivalent in other currencies with a maturity of not exceeding 30 years. The Board of Directors was authorized to proceed with the issue. On January 21, 1997, the Bank issued and offered USD 300 million of unsecured subordinated notes due 2027 at a coupon of 8.375% p.a. for sale to foreign investors.

On January 28, 1999, the Bank issued and offered USD 266.9 million of unsecured subordinated notes due 2007 with a maturity of 8 years at a coupon of 8.75% p.a. for sale to foreign investors in exchange for the Bank's existing USD 266.9 million of unsecured subordinated notes due 2005 at a coupon of 7.25% p.a. being redeemed before their maturity, which was approved by the BOT (remaining USD 33.1 million). The Bank also issued USD 449.8 million of unsecured subordinated notes due 2029 with a maturity of 30 years at a coupon of 9.025% p.a. for sale to foreign investors in exchange for the Bank's existing USD 149.8 million of unsecured subordinated notes due 2016 at a coupon of 8.25% p.a. (remaining USD 0.2 million) and all of unsecured subordinated notes due 2027 at a coupon of 8.375% p.a. being redeemed before their maturity, which was approved by the BOT.

Since TAS do not provide accounting guidance for the extinguishment of debt, this transaction was accounted for as an extinguishment of debt under the International Financial Reporting Standard (IFRS). As a result, the Bank recognized in the 1999 statement of income, a gain of USD 259.0 million (Baht 9,503.5 million in the 1999 statement of income), the difference between the market price of the notes being redeemed, which is lower than the par value. The Bank recorded the book value of the unsecured subordinated notes due 2007 and the unsecured subordinated notes due 2029 in the amount of USD 177.5 million (Baht 6,543.1 million) and USD 258.7 million (Baht 9,535.1 million), respectively. The difference between the book value and the redemption value of the notes will be amortized on a monthly basis throughout the life of the notes. The Bank paid in cash additional benefit to the unsecured subordinated note holders amounting to Baht 388.4 million.

On November 15, 1999, the Bank redeemed the remaining USD 0.5 million of 7.25% unsecured subordinated notes due 2005 before their maturity, which was approved by the BOT.

On August 30, 2002, the Bank redeemed the remaining USD 4.75 million of 7.25% unsecured subordinated notes due 2005 before their maturity, which was approved by the BOT.

On September 15, 2005, the Bank redeemed the remaining USD 27.85 million of 7.25% unsecured subordinated notes due 2005.

On March 15, 2007, the Bank redeemed USD 266.9 million of 8.75% unsecured subordinated notes due 2007.

5.14 Bonds

On April 12, 2005, the shareholders reconsidered the resolutions of the shareholders' meeting, convened on April 9, 2004, approving to issue bonds of the Bank and passed a resolution for the Bank to issue and offer subordinated bonds and/or unsubordinated bonds and/or perpetual bonds, both subordinated and unsubordinated, and/or subordinated convertible bonds and/or convertible bonds (together "Bonds") in an amount not exceeding USD 3,000 million or its equivalent in other currencies, offered and sold in foreign markets and/or domestic markets to general public and/or institutional investors or investors with specific characteristics defined in the notification of the Securities and Exchange Commission. The Bank may issue different types of Bonds in one issue simultaneously or in several issues at different times. The non-perpetual bonds shall have a maturity of not exceeding 100 years. The subordinated convertible bonds and/or convertible bonds shall have a maturity of not exceeding 30 years, and the amount of not exceeding USD 1,000 million or its equivalent in other currencies. The Board of Directors or the Executive Board of Directors shall be empowered to consider conditions and other details for the issue and offering of the bonds. The shareholders also approved the allocation of 500 million ordinary shares to accommodate the conversion right of the subordinated convertible bonds and/or convertible bondholders according to the amount and conditions previously approved (See Note 5.17).

On November 17, 2006, the Bank obtained approval from the Office of the Securities and Exchange Committee (SEC) to issue and offer for sale short-term bonds in an amount not exceeding Baht 30,000 million with no limit on the number of issues. The Bank has issued 5 series of short-term bonds mentioned above which as at June 30, 2007 and December 31, 2006, the balance of such bonds amounted to Baht 4,670.0 million and Baht 7,862.8 million, respectively (See Note 5.12).

On April 12, 2007, the shareholders passed a resolution for the issuance of bonds, whether subordinated or unsubordinated and/or secured or unsecured, including but not limited to short-term bonds, derivative bonds and non-cumulative hybrid debt instruments with non-payment of interest in the years where the Bank does not report any profit (together the "Bonds") in the amount not exceeding Baht 150,000 million or its equivalent in other currencies to be offered for sale in domestic markets and/or in foreign markets to the general public, and/or institutional investors or investors with specific characteristics as defined in the Notification of the Securities and Exchange Commission. At any point in time, the Bank may offer for sale Bonds in an amount within such limit less the amount of Bonds already issued under such limit but not yet redeemed at that point in time. The Bank may issue and offer for sale different types of Bonds simultaneously in one issue at the same time or in several issues at different times and/or as a program and/or on a revolving basis and may issue and offer for sale Bonds in conjunction with or at the same time with other securities, provided that the Bonds, other than perpetual bonds, shall have a maturity of not exceeding 100 years. The Bank may be granted the right to redeem the Bonds prior to their maturities, and/or the bondholders may be granted the right to call the Bank to redeem the Bonds prior

to their maturities, in accordance with the condition of the Bonds. The Board of Directors or the Board of Executive Directors shall be empowered to consider conditions and other details for the issue and offering of the bonds.

5.15 Medium Term Note Program

On March 26, 1997, the shareholders passed a resolution for the Bank to issue and offer bonds including subordinated bonds and unsubordinated bonds under the Medium Term Note Program in an amount of not exceeding USD 1,500 million or its equivalent in other currencies. The bonds shall have a maturity of not exceeding 30 years and be offered and sold in foreign markets and/or domestic markets. The Bank may be given the right to redeem the bonds prior to their maturity and/or the bondholders may be given the right to call the Bank to redeem the bonds prior to their maturity in accordance with the condition of the bonds. The Board of Directors was authorized to proceed with the issue.

On August 28, 1997, the Board of Directors passed a resolution to give the authority to the Executive Board to consider and make decision, in respect of regulations, conditions and other details for the issue and offering of the bonds.

5.16 Provisions for off-balance sheet contingencies

As at June 30, 2007 and December 31, 2006, provisions for off-balance sheet contingencies are as follows :

		Million Baht
	SEPARATE FINANCIAL STATEMENTS	
	June 30, 2007	December 31, 2006
Balance brought forward	730.0	720.0
Increase during the period	735.9	1,058.1
Written off/reversal during the period	(491.9)	(1,048.1)
Balance carried forward	974.0	730.0

Disclosures for the consolidated financial statements for provisions for off-balance sheet contingencies as at June 30, 2007 and December 31, 2006 have not been provided, as such information is not significantly different from the disclosures for the separate financial statements.

5.17 Share capital

The Bank's share capital consists of :

- Ordinary shares

- Class A and Class B preferred shares, the holders of which have rights according to Article 3 of the Bank's Articles of Association.

As at June 30, 2007 and December 31, 2006, the Bank had registered share capital of Baht 40,000,000,000 divided into ordinary shares and preferred shares totaling 4,000,000,000 shares, with par value of Baht 10 each, details of which are as follows :

Type	Number of Registered Shares	
	June 30, 2007	December 31, 2006
Ordinary shares	3,998,345,000	3,998,345,000
Class A preferred shares	655,000	655,000
Class B preferred shares	1,000,000	1,000,000
Total	4,000,000,000	4,000,000,000

- The allocation of ordinary shares and preferred shares are in accordance with the resolutions of the 12th ordinary shareholders' meeting convened on April 12, 2005, as per the following details :

1. Allocation of 1,339,502,106 ordinary shares as follows :

   1.1) Allocation of 459,502,106 ordinary shares for offer and sale to the general public, including the existing shareholders and the beneficial owners of the shares held by custodian or by any other similar arrangements.

   1.2) Allocation of 440,000,000 ordinary shares for offer and sale to institutional investors or investors with specific characteristics prescribed by the Securities and Exchange Commission.

   1.3) Allocation of 440,000,000 ordinary shares for offer and sale to the existing shareholders and the beneficial owners of the ordinary shares in proportion to their shareholdings.

2. Allocation of 50,000,000 ordinary shares to be reserved for the exercise of the conversion right attached to the subordinated convertible bonds issued by the Bank and offered for sale in 1999 as part of the Capital Augmented Preferred Securities (CAPS).

3. Allocation of 500,000,000 ordinary shares to be reserved for the exercise of the conversion right attached to the subordinated convertible bonds and/or convertible bonds that may further be issued in future by the Bank.

4. Allocation of 200,000,000 ordinary shares to be reserved for the exercise of right to purchase ordinary shares by holders of warrants that may further be issued in future by the Bank.

5. Allocation of 655,000 Class A preferred shares for offer and sale in foreign markets and/or domestic markets, which may be offered and sold in conjunction with subordinated bonds.

6. Allocation of 1,000,000 Class B preferred shares for offer and sale in foreign markets and/or domestic markets, which may be offered and sold in conjunction with subordinated bonds and/or unsubordinated bonds and/or subordinated convertible bonds and/or convertible bonds.

The offer and sale of the Bank's securities shall comply with the regulations prescribed by the Securities and Exchange Commission.

5.18 Capital fund as at June 30, 2007 and December 31, 2006 are as follows :

		Million Baht
	June 30, 2007	December 31, 2006
Tier 1 capital		
Issued and paid-up share capital and premium on share capital	75,434.6	75,434.6
Legal reserve	11,500.0	11,000.0
Other reserves	31,500.0	26,500.0
Retained earnings after appropriation	980.9	2,958.3
Others	(1,745.7)	(1,341.4)
	117,669.8	114,551.5
Tier 2 capital		
Unrealized increment per land appraisal	6,937.4	6,937.4
Unrealized increment per premises and condominiums appraisal	3,293.2	3,511.4
Provision for normal assets	4,564.7	4,600.2
Unrealized gain (net) on revaluation of available-for-sale equity securities	3,771.7	2,726.2
Long-term subordinated debt instruments		
Unsecured subordinated notes	9,117.2	9,811.4
	27,684.2	27,586.6
Total regulatory capital before deductions	145,354.0	142,138.1
Deductions	0.0	-
Total regulatory capital	145,354.0	142,138.1

The Bank of Thailand regulation requires that banks registered in Thailand maintain a ratio of capital fund to assets and contingencies of not less than 8.5% and that Tier 1 capital must not be less than 4.25% of such assets and contingencies.

As at June 30, 2007 and December 31, 2006, capital adequacy ratios maintained by the Bank in accordance with the notification of the BOT are as follows :

	Percentage	
	June 30, 2007	December 31, 2006
Total capital	14.4	14.5
Tier 1 capital	11.7	11.7
Tier 2 capital	2.7	2.8

5.19 The establishment of Special Purpose Vehicle to issue capital securities

On April 21, 1998, the shareholders passed a resolution for the Bank to establish Special Purpose Vehicle (SPV) to issue capital securities in the amount not exceeding USD 1,000 million or its equivalent in other currencies, to be offered in private placement and/or to institutional investors in accordance with the rules and guidelines of the Securities and Exchange Commission. The Bank may issue capital securities in whole amount or in lots. The Board of Directors was authorized to proceed with the establishment of the SPV.

Such capital securities may be perpetual, non-cumulative, and redeemable by the SPV or may be guaranteed by the Bank. The terms and conditions in the offering of the capital securities may state that upon specific conditions, the Bank must or may issue other securities in exchange for the capital securities.

Upon the issuance of capital securities by the SPV, the Bank may issue securities which may be subordinated; secured; convertible into ordinary shares or other securities of the Bank; or any other securities in the amount not exceeding USD 1,100 million or its equivalent in other currencies to the SPV. The Board of Directors has been authorized to proceed with the issuance of the capital securities by the SPV and those securities that the Bank may have to issue to the SPV. The terms and conditions of the offering of the capital securities by the SPV may include dividend payment or other kind of payment as determined by the Board of Directors and such payment may be related to payment of dividend or other payment on other securities of the Bank.

On March 18, 1999, the shareholders passed a resolution for the Bank to establish or to invest in a subsidiary or SPV for the purpose of raising fund of the Bank, by issuing preferred shares and/or bonds to the subsidiary or SPV, or the Bank may issue the preferred shares and/or bonds to a mutual fund or a juristic entity that is established for investing mainly in the Bank's preferred shares and/or bonds; and the Bank is authorized to enter into Trust Agreement or Master Investment Agreement between the Bank and the subsidiary or SPV or mutual fund or any other juristic entity.

5.20 Legal reserve and other reserves

5.20.1 Under the Public Limited Companies Act, the Bank is required to allocate to a reserve fund at least 5% of its net profit after accumulated losses brought forward (if any) until the reserve fund is not less than 10% of the registered capital. However, the Bank's Articles of Association require that the Bank shall allocate to the reserve fund at least 10% of its net profit after accumulated losses brought forward (if any) until the reserve fund is not less than 25% of the registered capital.

5.20.2 The Bank appropriated annual profit as other reserves, which is treated as general reserve with no specific purpose.

5.21 The appropriation of the profit and the dividends payment

On April 12, 2006, the meeting of the ordinary shareholders No. 13 approved the resolutions regarding the appropriation of the profit and the payment of dividend for the year 2005 as follows :

- The appropriation as legal reserves and as other reserves amounting to Baht 4,500.0 million and Baht 13,000.0 million, respectively, with the amount to be appropriated for the period of January - June 2005 amounting to Baht 4,000.0 million and Baht 6,500.0 million, respectively (which had already been appropriated as per the financial statements for the year ended December 31, 2005) and the amount to be appropriated for the period of July - December 2005 amounting to Baht 500.0 million and Baht 6,500.0 million, respectively.

- The payment of dividend at the rate of Baht 2.00 per ordinary share, totaling Baht 3,817.6 million, a part of which had been paid as interim dividend at the rate of Baht 0.75 per share on September 23, 2005, and the remaining amount to be paid on May 11, 2006 at the rate of Baht 1.25 per share.

- The net profit remaining after the appropriation of profit is Baht 282.2 million.

The Bank already paid dividend according to the above mentioned resolution amounting to Baht 2,386.1 million on May 11, 2006.

On August 24, 2006, the meeting of the Board of Directors of the Bank No. 9/2006 approved the resolutions regarding the appropriation of the profit and the payment of interim dividend as follows :

- The appropriation as legal reserves and as other reserves for the period of January - June 2006 amounting to Baht 500.0 million and Baht 5,000.0 million, respectively (which had already been appropriated as per the financial statements for the year ended December 31, 2006).

- The payment of interim dividend at the rate of Baht 1.00 per ordinary share on September 22, 2006.

- The net profit remaining after the appropriation of profit is Baht 2,958.3 million.

The Bank already paid dividend according to the above mentioned resolution amounting to Baht 1,908.8 million on September 22, 2006.

On April 12, 2007, the meeting of the ordinary shareholders No. 14 approved the resolutions regarding the appropriation of the profit and the payment of dividend for the year 2006 as follows :

- The appropriation as legal reserves and as other reserves amounting to Baht 1,000.0 million and Baht 10,000.0 million, respectively, with the amount to be appropriated for the period of January - June 2006 amounting to Baht 500.0 million and Baht 5,000.0 million, respectively (which had already been appropriated as per the financial statements for the year ended December 31, 2006) and the amount to be appropriated for the period of July - December 2006 amounting to Baht 500.0 million and Baht 5,000.0 million, respectively.

- The payment of dividend at the rate of Baht 2.75 per ordinary share, totaling Baht 5,249.3 million, a part of which had been paid as interim dividend at the rate of Baht 1.00 per share on September 22, 2006, and the remaining amount to be paid on May 11, 2007 at the rate of Baht 1.75 per share.

- The net profit remaining after the appropriation of profit is Baht 2,853.3 million.

The Bank already paid dividend according to the above mentioned resolution amounting to Baht 3,340.5 million on May 11, 2007.

5.22 Commitments

As at June 30, 2007 and December 31, 2006, the Bank had commitments as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	June 30, 2007			December 31, 2006		
	Baht	Foreign Currencies	Total	Baht	Foreign Currencies	Total
Avals to bills	2,154.9	403.4	2,558.3	2,263.7	329.1	2,592.8
Guarantees of loans	525.2	4,220.0	4,745.2	509.2	6,005.9	6,515.1
Underwriting commitments	-	-	-	-	-	-
Other guarantees	71,565.8	17,306.6	88,872.4	71,102.9	12,759.1	83,862.0
Liability under unmatured import bills	510.6	11,059.5	11,570.1	561.2	9,563.9	10,125.1
Letters of credit	720.2	29,826.2	30,546.4	663.6	29,870.2	30,533.8
Foreign exchange agreements						
Bought	10,567.8	219,315.9	229,883.7	11,051.8	193,092.7	204,144.5
Sold	9,473.3	349,949.6	359,422.9	10,051.7	301,619.2	311,670.9
Interest rate agreements						
Bought	1,800.0	-	1,800.0	-	378.5	378.5
Sold	1,800.0	-	1,800.0	-	-	-
Amount of unused bank overdraft	126,263.2	2,528.8	128,792.0	120,350.2	2,765.8	123,116.0
Others	500.0	4,008.8	4,508.8	2,427.0	12,338.3	14,765.3
Total	225,881.0	638,618.8	864,499.8	218,981.3	568,722.7	787,704.0

Million Baht

	SEPARATE FINANCIAL STATEMENTS					
	June 30, 2007			December 31, 2006		
	Baht	Foreign Currencies	Total	Baht	Foreign Currencies	Total
Avals to bills	2,154.9	403.4	2,558.3	2,263.7	329.1	2,592.8
Guarantees of loans	495.1	4,001.1	4,496.2	479.2	5,997.2	6,476.4
Underwriting commitments	-	-	-	-	-	-
Other guarantees	71,567.4	16,712.2	88,279.6	71,102.9	12,173.2	83,276.1
Liability under unmatured import bills	510.6	10,803.3	11,313.9	561.2	9,450.2	10,011.4
Letters of credit	720.2	29,394.1	30,114.3	663.6	29,509.3	30,172.9
Foreign exchange agreements						
Bought	10,567.8	218,096.5	228,664.3	11,051.8	192,599.4	203,651.2
Sold	9,473.3	348,695.1	358,168.4	10,051.7	301,184.3	311,236.0
Interest rate agreements						
Bought	1,800.0	-	1,800.0	-	378.5	378.5
Sold	1,800.0	-	1,800.0	-	-	-
Amount of unused bank overdraft	126,263.2	1,605.4	127,868.6	120,350.2	1,835.9	122,186.1
Others	500.0	4,008.8	4,508.8	2,427.0	12,338.3	14,765.3
Total	225,852.5	633,719.9	859,572.4	218,951.3	565,795.4	784,746.7

5.23 Assets pledged as collateral and under restriction

The Bank had investments in government securities and state enterprise securities which have been pledged as collateral for commitments with government agencies and the Bank of Thailand, and in securities sold under repurchase agreements. The book value of such securities, net of valuation allowances for impairment, as at June 30, 2007 and December 31, 2006 amounted to Baht 67,239.6 million and Baht 90,759.1 million, respectively.

The Bank had investments in equity securities acquired through debt restructuring which have restrictions on sale, transfer, pledge and/or other commitments. The book value of such securities, net of valuation allowances for impairment, as at June 30, 2007 and December 31, 2006 amounted to Baht 1,649.7 million.

5.24 Litigation

As at June 30, 2007 and December 31, 2006, there has been a number of civil proceedings brought against the Bank in the ordinary course of business. The Bank believes that such proceedings when resolved will not materially affect the Bank's financial position and result of operations.

5.25 Related party transactions

As at June 30, 2007 and December 31, 2006, related parties of the Bank consisted of the Bank's executives at the level of department manager and higher including close family members of executives at the level of executive vice president and higher; those entities in which the Bank, or the Bank's directors, or executives at the level of department manager and higher, or close family members of executives at the level of executive vice president and higher, together had 10% or more combined beneficial ownership; and those entities in

which the Bank's directors, or executives at the level of executive vice president and higher, or close family members of these individuals, held directorship positions; and also include those related companies as indicated in the BOT's report.

As at June 30, 2007 and December 31, 2006, the Bank had significant loans and commitments to related parties, as follows :

Million Baht

	JUNE 30, 2007		
	CONSOLIDATED FINANCIAL STATEMENTS	SEPARATE FINANCIAL STATEMENTS	MATURITIES
Related restructured debtors			
Loans			
Ending balance	19,409.2	19,409.2	October 30, 1999 - December 31, 2025
Average month end balance	19,625.2	19,625.2	
Commitments			
Ending balance	2,291.4	2,291.4	March 21, 2006 - October 2, 2020
Average month end balance	1,978.5	1,978.5	
Other related parties			
Loans			
Ending balance	18,833.2	25,513.6	May 17, 2006 - November 17, 2025
Average month end balance	17,032.2	23,712.7	
Commitments			
Ending balance	8,836.9	8,838.5	July 2, 2007 - January 27, 2011
Average month end balance	8,969.1	8,971.1	

Million Baht

	DECEMBER 31, 2006		
	CONSOLIDATED FINANCIAL STATEMENTS	SEPARATE FINANCIAL STATEMENTS	MATURITIES
Related restructured debtors			
Loans			
Ending balance	20,567.2	20,567.2	October 30, 1999 - December 31, 2025
Average month end balance	21,748.5	21,748.5	
Commitments			
Ending balance	2,194.4	2,194.4	April 30, 2006 - October 2, 2020
Average month end balance	1,911.6	1,911.6	
Other related parties			
Loans			
Ending balance	16,869.3	23,549.7	May 17, 2006 - November 17, 2025
Average month end balance	18,305.0	25,835.2	
Commitments			
Ending balance	5,830.5	5,839.2	August 22, 2006 - January 27, 2011
Average month end balance	3,137.4	3,140.5	

For the half year ended June 30, 2007, the Bank charged interests between 0.75% to 15.0% on loans to these related parties, which are classified into interest rate charged on restructured loans between 0.75% to 11.5%, on money market loans were between 3.75% to 7.0%, on default loans at 15.0% and on other loans between 2.0% to 11.5%. Determination of interest rates was dependent on the type of loans and collateral.

For the year ended December 31, 2006, the Bank charged interests between 0.75% to 15.0% on loans to these related parties, which are classified into interest rate charged on restructured loans between 0.75% to 12.5%, on money market loans were between 5.67% to 6.5%, on default loans at 15.0% and on other loans between 2.0% to 12.5%. Determination of interest rates was dependent on the type of loans and collateral.

As at June 30, 2007 and December 31, 2006, the Bank had allowance for doubtful accounts of loans to related parties amounting to Baht 6,918.4 million and Baht 6,591.0 million, respectively.

The Bank follows the BOT guidelines in estimating the minimum allowance for doubtful accounts on loans to related parties as per loans to normal debtors.

In the consolidated and the separate financial statements, investments between the Bank and the subsidiaries and associated companies as at June 30, 2007 and December 31, 2006 are shown in Note 5.4.2.

In the consolidated financial statements, loans to and commitments between the Bank and associated companies, and in the separate financial statements, loans to and commitments between the Bank and subsidiary and associated companies, consisted of the following as at June 30, 2007 and December 31, 2006 :

LOANS

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	June 30, 2007	**December 31, 2006**	**June 30, 2007**	**December 31, 2006**
Subsidiary				
Sinnsuptawee Asset Management Co., Ltd.	-	-	6,680.5	6,680.5
Associated companies				
BSL Leasing Co., Ltd.	1,850.0	1,591.7	1,850.0	1,591.7
Thai Filament Finishing Co., Ltd.	166.2	166.3	166.2	166.3
Thai Polymer Textile Co., Ltd.	1,565.8	1,565.8	1,565.8	1,565.8
Thai Taffeta Textile Co., Ltd.	105.3	105.3	105.3	105.3

COMMITMENTS

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	June 30, 2007	December 31, 2006	June 30, 2007	December 31, 2006
Subsidiaries				
Bangkok Bank Berhad	-	-	-	1.6
Bualuang Securities Public Co., Ltd.	-	-	1.5	7.1
BBL Asset Management Co., Ltd.	-	-	0.0	0.0
Associated companies				
BSL Leasing Co., Ltd.	179.7	44.9	179.7	44.9
National ITMX Co., Ltd.*	0.3	0.4	0.3	0.4
Thai Filament Finishing Co., Ltd.	10.0	24.7	10.0	24.7
Thai Polymer Textile Co., Ltd.	5.5	10.1	5.5	10.1
Thai Taffeta Textile Co., Ltd.	12.4	22.3	12.4	22.3

In the consolidated and the separate financial statements, loans to and commitments between the Bank and related companies, in which the Bank has between 10% to 20% shareholding through normal investments consisted mainly of the following as at June 30, 2007 and December 31, 2006 :

LOANS

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	June 30, 2007	December 31, 2006	June 30, 2007	December 31, 2006
ACL Bank Public Co., Ltd.	15.8	-	15.8	-
Asia Cement Public Co., Ltd.	0.0	-	0.0	-
Bangkok Mitsubishi UFJ Lease Co., Ltd.**	712.0	700.0	712.0	700.0
Thana Thep Printing Co., Ltd.	6.8	3.5	6.8	3.5
Toyota Leasing (Thailand) Co., Ltd.	1,500.0	1,765.0	1,500.0	1,765.0

COMMITMENTS

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	June 30, 2007	December 31, 2006	June 30, 2007	December 31, 2006
ACL Bank Public Co., Ltd.	0.4	0.7	0.4	0.7
Asia Cement Public Co., Ltd.	436.5	435.3	436.5	435.3
Asia Lamp Industry Co., Ltd.	2.6	6.5	2.6	6.5
Bangkok Mitsubishi UFJ Lease Co., Ltd.**	124.5	134.9	124.5	134.9
Thana Thep Printing Co., Ltd.	0.9	0.8	0.9	0.8

* As at December 31, 2006, National ITMX Co., Ltd. became other related company.

** Renamed from Bangkok Center Leasing Co., Ltd.

As at June 30, 2007 and December 31, 2006, the Bank had deposits from related parties as follows :

		Million Baht
	June 30, 2007	December 31, 2006
Subsidiaries		
BBL (Cayman) Limited	0.0	0.0
Bangkok Bank Berhad	25.6	29.9
Sinnsuptawee Asset Management Co., Ltd.	431.9	489.9
BBL Asset Management Co., Ltd.	9.2	30.8
Bualuang Securities Public Co., Ltd.	31.8	37.3
Associated companies		
BSL Leasing Co., Ltd.	9.3	0.9
Processing Center Co., Ltd.	52.6	48.6
WTA (Thailand) Co., Ltd.	0.0	0.0
Thai Filament Finishing Co., Ltd.	10.3	12.6
Thai Polymer Textile Co., Ltd.	28.7	27.2
Thai Taffeta Textile Co., Ltd.	5.3	6.6
Related restructured debtors	1,583.5	2,628.3
Other related parties	8,622.1	5,147.1

As at June 30, 2007 and December 31, 2006, the Bank had assets, liabilities and commitments with related parties, changing are summarized as follows :

	June 30, 2007	December 31, 2006	Million Baht Change Increase (Decrease)
PLACEMENT			
Subsidiaries	268.4	295.0	(26.6)
LOANS			
Subsidiaries	6,680.5	6,680.5	-
Associated companies	3,687.3	3,429.1	258.2
Related restructured debtors	17,571.9	18,729.9	(1,158.0)
Other related parties	16,983.1	15,277.5	1,705.6
Total	44,922.8	44,117.0	805.8
DEPOSITS			
Subsidiaries	498.5	587.9	(89.4)
Associated companies	106.2	95.9	10.3
Related restructured debtors	1,583.5	2,628.3	(1,044.8)
Other related parties	8,622.1	5,147.1	3,475.0
Total	10,810.3	8,459.2	2,351.1
BORROWINGS			
Subsidiaries	1,709.1	219.8	1,489.3
Related restructured debtors	59.3	59.3	-
Total	1,768.4	279.1	1,489.3
OTHER LIABILITIES			
Subsidiaries (Note 5.4)	1,591.0	1,591.0	-
COMMITMENTS			
Subsidiaries	1.5	8.7	(7.2)
Associated companies	207.9	102.4	105.5
Related restructured debtors	2,263.6	2,137.4	126.2
Other related parties	8,656.9	5,785.1	2,871.8
Total	11,129.9	8,033.6	3,096.3

Significant accounting transactions between the Bank and subsidiaries, associated companies and other related parties were transacted under normal business practices. The price, interest rates, commission charges, terms and conditions are determined on an arm's length basis. Significant accounting transactions between the Bank and certain restructured debtors were transacted under special debt restructuring conditions.

As at June 30, 2007 and December 31, 2006, material accrued income and expenses between the Bank and related parties are as follows :

				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	June 30, 2007	December 31, 2006	June 30, 2007	December 31, 2006
Subsidiaries				
Accrued interest receivable	-	-	42.0	24.8
Fees receivable	-	-	29.5	21.3
Accrued interest payable	-	-	1.6	1.8
Associated companies				
Accrued interest receivable	1.7	4.6	1.7	4.6
Accrued interest payable	0.6	1.2	0.6	1.2
Other related parties				
Accrued interest receivable	56.5	69.0	56.5	69.0
Accrued interest payable	42.9	72.8	42.9	72.8

For the half years ended June 30, 2007 and 2006, material income and expenses between the Bank and related parties are as follows :

				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS FOR THE HALF YEARS ENDED		SEPARATE FINANCIAL STATEMENTS FOR THE HALF YEARS ENDED	
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Subsidiaries				
Interest and discount received	-	-	198.4	183.0
Fees and service income	-	-	103.2	98.4
Dividend income	-	-	19.5	54.7
Other income	-	-	0.3	0.3
Interest paid	-	-	23.9	12.4
Other expenses	-	-	2.8	-
Associated companies				
Interest and discount received	50.5	55.1	50.5	55.1
Fees and service income	0.9	0.8	0.9	0.8
Dividend income	5.1	4.2	5.1	4.2
Other income	0.0	0.0	0.0	0.0
Interest paid	1.0	0.1	1.0	0.1
Other expenses	52.8	44.4	52.8	44.4
Other related parties				
Interest and discount received	917.7	965.6	917.7	965.6
Fees and service income	14.1	20.5	14.1	20.5
Interest paid	88.6	14.9	88.6	14.9
Other expenses	178.2	180.9	178.2	180.9

For the year ended December 31, 2006, the Bank sold properties foreclosed to Sinnsuptawee Asset Management Co., Ltd. amounting to Baht 231.0 million for Baht 223.4 million, which were its fair value. However, since the Bank had previously set aside allowance for impairment of properties foreclosed amounting to Baht 7.6 million, there was no gain or loss to the Bank from these sale transactions. For the half year ended June 30, 2007, the Bank had no above transactions.

Disclosure of the statements of cash flows of Sinnsuptawee Asset Management Co., Ltd.

In accordance with the BOT's letter number ThorPorTor. SorNorSor. (01) Wor. 3258/2543 relating to the operation regulation of the Asset Management Company (AMC), dated November 27, 2000, required the Bank to disclose the statements of cash flows of the AMC in the notes to the financial statements. The statements of cash flows of Sinnsuptawee Asset Management Co., Ltd. are as follows :

SINNSUPTAWEE ASSET MANAGEMENT COMPANY LIMITED
STATEMENTS OF CASH FLOWS
FOR THE HALF YEARS ENDED JUNE 30,
"UNAUDITED - REVIEWED"

		Million Baht
	2007	**2006**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	(109.3)	439.0
Items to reconcile net income (loss) to cash received (paid)		
from operating activities		
Depreciation	0.1	0.3
Net income from disposal of securities for investment	-	(800.8)
Loss on impairment of properties foreclosed	27.5	143.1
Loss from operations before changes in operating assets and liabilities	(81.7)	(218.4)
Operating assets (increase) decrease		
Deposit at financial institution with a maturity over 3 months	-	(10.0)
Notes receivable	0.2	-
Receivables from disposal and rental of properties	0.0	(0.3)
Properties foreclosed	30.8	(88.6)
Accrued interest receivable	0.4	0.3
Prepaid expenses	0.2	0.2
Advance payment for properties foreclosed	-	(1.4)
Advance payment	0.0	(0.4)
Withholding tax	9.3	4.8
Operating liabilities increase (decrease)		
Accrued expenses	5.0	(0.5)
Corporate tax payable	(27.1)	101.7
Deposit	8.8	8.4
Rental deposit for properties foreclosed	11.9	10.2
Deposit for properties foreclosed rental	-	6.0
Other liabilities	(1.1)	(0.1)
Net cash used in operating activities	(43.3)	(188.1)
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceed from disposal of available-for-sale securities	-	2,145.3
Purchase of equipment	(1.6)	(0.1)
Net cash provided by (used in) investing activities	(1.6)	2,145.2
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from loan from the parent company	-	130.0
Cash paid for loan from the parent company	-	(1,900.0)
Net cash used in financing activities	-	(1,770.0)
Net increase (decrease) in cash and cash equivalent items	(44.9)	187.1
Cash and cash equivalent items as at January 1,	466.0	243.1
Cash and cash equivalent items as at June 30,	421.1	430.2

5.26 Other benefits to directors and executives

The Bank has not extended extraordinary monetary and/or non-monetary benefits to the directors and executives from the level and inclusive of department manager upwards, except for ordinary benefit to the directors and executives.

5.27 Long-term leases

Long-term leases consisted of the following as at June 30, 2007 and December 31, 2006 :

Million Baht

		REMAINING RENTAL EXPENSES			
		CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
Type of lease	Period	June 30, 2007	December 31, 2006	June 30, 2007	December 31, 2006
Land and/or premises	2007	61.8	115.0	61.7	114.7
Land and/or premises	2008 - 2017	353.9	324.0	353.9	324.0
Land and/or premises	2018 - 2027	27.3	20.5	27.3	20.5
Land and/or premises	2028 - 2037	1.7	0.2	1.7	0.2
Total		444.7	459.7	444.6	459.4

5.28 The financial position and the results of operation by domestic and foreign operations

5.28.1 The financial position as at June 30, 2007 and December 31, 2006 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	June 30, 2007			December 31, 2006		
	Domestic Operations	Foreign Operations	Total	Domestic Operations	Foreign Operations	Total
ASSETS						
Total assets	1,249,822.1	310,036.7	1,559,858.8	1,209,152.6	284,445.9	1,493,598.5
Interbank and money market items	20,650.2	152,164.9	172,815.1	16,566.4	138,995.8	155,562.2
Investments	331,246.9	4,199.5	335,446.4	287,755.6	3,297.1	291,052.7
Loans	833,658.7	154,401.5	988,060.2	818,838.5	143,231.8	962,070.3
LIABILITIES						
Deposits	1,188,125.9	99,536.5	1,287,662.4	1,133,565.1	94,886.3	1,228,451.4
Interbank and money market items	18,211.8	40,545.8	58,757.6	19,693.5	29,817.7	49,511.2
Borrowings	4,929.7	9,103.0	14,032.7	1,060.5	25,891.8	26,952.3
CONTINGENCIES	690,206.3	174,293.5	864,499.8	631,254.2	156,449.8	787,704.0

Million Baht

	SEPARATE FINANCIAL STATEMENTS					
	June 30, 2007			December 31, 2006		
	Domestic Operations	Foreign Operations	Total	Domestic Operations	Foreign Operations	Total
ASSETS						
Total assets	1,247,834.4	294,516.1	1,542,350.5	1,207,350.2	277,000.8	1,484,351.0
Interbank and money market items	18,002.6	143,726.9	161,729.5	15,761.0	137,651.6	153,412.6
Investments	333,877.5	6,007.9	339,885.4	288,892.8	5,987.0	294,879.8
Loans	838,924.9	145,457.2	984,382.1	823,975.3	134,410.8	958,386.1
LIABILITIES						
Deposits	1,188,567.0	89,466.7	1,278,033.7	1,134,047.8	87,685.2	1,221,733.0
Interbank and money market items	18,244.3	37,070.7	55,315.0	19,384.7	29,686.6	49,071.3
Borrowings	4,930.4	8,721.3	13,651.7	1,060.5	25,891.8	26,952.3
CONTINGENCIES	690,207.9	169,364.5	859,572.4	631,254.2	153,492.5	784,746.7

5.28.2 The results of operations for the quarters and the half years ended June 30, 2007 and 2006 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS FOR THE QUARTER ENDED JUNE 30, 2007 (UNAUDITED - REVIEWED)			
	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	17,948.6	4,645.1	(2,279.0)	20,314.7
Interest expenses	(7,287.5)	(3,663.8)	2,279.0	(8,672.3)
Net interest income	10,661.1	981.3	-	11,642.4
Non-interest income	6,296.9	447.0	-	6,743.9
Non-interest expenses	(9,263.1)	(1,128.6)	-	(10,391.7)
Income before income tax	7,694.9	299.7	-	7,994.6

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS FOR THE QUARTER ENDED JUNE 30, 2006 (UNAUDITED - REVIEWED)			
	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	17,039.5	4,215.7	(2,282.6)	18,972.6
Interest expenses	(7,255.5)	(3,373.8)	2,282.6	(8,346.7)
Net interest income	9,784.0	841.9	-	10,625.9
Non-interest income	5,189.6	348.0	-	5,537.6
Non-interest expenses	(9,551.4)	(971.1)	-	(10,522.5)
Income before income tax	5,422.2	218.8	-	5,641.0

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED JUNE 30, 2007			
	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	36,204.2	9,319.9	(4,826.7)	40,697.4
Interest expenses	(15,232.4)	(7,428.2)	4,826.7	(17,833.9)
Net interest income	20,971.8	1,891.7	-	22,863.5
Non-interest income	11,182.9	899.3	-	12,082.2
Non-interest expenses	(17,867.9)	(2,223.3)	-	(20,091.2)
Income before income tax	14,286.8	567.7	-	14,854.5

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED JUNE 30, 2006			
	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	32,020.6	7,674.2	(3,992.7)	35,702.1
Interest expenses	(11,884.0)	(5,969.5)	3,992.7	(13,860.8)
Net interest income	20,136.6	1,704.7	-	21,841.3
Non-interest income	11,732.1	800.5	(0.1)	12,532.5
Non-interest expenses	(18,656.6)	(1,929.5)	0.1	(20,586.0)
Income before income tax	13,212.1	575.7	-	13,787.8

Million Baht

	SEPARATE FINANCIAL STATEMENTS FOR THE QUARTER ENDED JUNE 30, 2007 (UNAUDITED - REVIEWED)			
	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	18,008.5	4,459.4	(2,266.3)	20,201.6
Interest expenses	(7,290.9)	(3,577.1)	2,266.3	(8,601.7)
Net interest income	10,717.6	882.3	-	11,599.9
Non-interest income	6,049.2	418.9	-	6,468.1
Non-interest expenses	(9,076.7)	(1,054.3)	-	(10,131.0)
Income before income tax	7,690.1	246.9	-	7,937.0

Million Baht

SEPARATE FINANCIAL STATEMENTS FOR THE QUARTER ENDED JUNE 30, 2006 (UNAUDITED - REVIEWED)	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	17,093.4	4,069.3	(2,280.4)	18,882.3
Interest expenses	(7,260.1)	(3,319.9)	2,280.4	(8,299.6)
Net interest income	9,833.3	749.4	-	10,582.7
Non-interest income	4,930.5	321.9	-	5,252.4
Non-interest expenses	(9,379.3)	(930.7)	-	(10,310.0)
Income before income tax	5,384.5	140.6	-	5,525.1

Million Baht

SEPARATE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED JUNE 30, 2007	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	36,376.2	8,975.5	(4,805.4)	40,546.3
Interest expenses	(15,240.3)	(7,278.7)	4,805.4	(17,713.6)
Net interest income	21,135.9	1,696.8	-	22,832.7
Non-interest income	10,717.2	849.0	-	11,566.2
Non-interest expenses	(17,524.3)	(2,081.9)	-	(19,606.2)
Income before income tax	14,328.8	463.9	-	14,792.7

Million Baht

SEPARATE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED JUNE 30, 2006	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	32,156.4	7,394.2	(3,989.4)	35,561.2
Interest expenses	(11,893.9)	(5,865.4)	3,989.4	(13,769.9)
Net interest income	20,262.5	1,528.8	-	21,791.3
Non-interest income	10,381.1	751.6	(0.1)	11,132.6
Non-interest expenses	(18,141.3)	(1,837.3)	0.1	(19,978.5)
Income before income tax	12,502.3	443.1	-	12,945.4

The basis for the determination of income and expenses charge between the branches and head office or between the branches is established by the head office, which is closed to the funding cost.

5.29 Disclosure of financial instruments

A financial instruments is any contract that gives rise to both a financial asset of one enterprise and a financial liability or equity instrument of another enterprise at the same time.

5.29.1 Interest rate risk

Interest rate risk in the financial statements arises from the potential change in interest rates which may have an adverse effect on the net interest earnings of the Bank in the current reporting period, and in future years. Interest rate risk arises from the structure and characteristics of the Bank's assets, liabilities and equity, and in the mismatch in repricing dates of its assets and liabilities.

The Bank uses various derivative transactions to manage its assets and liabilities position in order to manage interest rate exposure.

The following table presents the Bank's on-balance-sheet financial assets and financial liabilities repricing profile, period to earlier of contractual repricing date or maturity, as at June 30, 2007 and December 31, 2006 :

Million Baht

	JUNE 30, 2007							
	Call to 1 Month	1 – 3 Months	3 – 12 Months	1 – 5 Years	Over 5 Years	Non - interest bearing	Non - accrual Loans	Total
Financial Assets								
Interbank and money market items*	70,305.9	46,385.3	31,847.9	699.5	-	12,519.3**	-	161,757.9
Investment in securities and securities purchased under resale agreements	29,995.8	25,005.9	138,569.5	113,421.1	16,059.7	36,833.4	-	359,885.4
Loans	598,899.8	121,949.3	90,766.9	43,237.5	71,608.1	-	57,920.5	984,382.1
Financial Liabilities								
Deposits	644,540.3	314,329.0	258,359.5	8,267.6	0.1	52,537.1	-	1,278,033.6
Interbank and money market items	23,953.2	18,096.5	9,162.9	-	-	4,102.4	-	55,315.0
Liabilities payable on demand	6,724.9	-	-	-	-	-	-	6,724.9
Borrowings	4,289.5	380.5	1.0	156.3	8,824.4	-	-	13,651.7

* Excluding allowance for doubtful accounts amounting to Baht 28.4 million.

** Including accrued interest receivables.

Million Baht

	DECEMBER 31, 2006							
	Call to 1 Month	1 – 3 Months	3 – 12 Months	1 – 5 Years	Over 5 Years	Non - interest bearing	Non - accrual Loans	Total
Financial Assets								
Interbank and money market items*	60,937.3	29,665.4	46,945.6	843.1	-	15,042.2**	-	153,433.6
Investment in securities and securities purchased under resale agreements	42,515.2	20,388.9	86,348.5	132,985.2	11,280.1	34,894.1	-	328,412.0
Loans	565,012.8	122,547.0	71,931.8	50,643.1	86,967.5	-	61,283.9	958,386.1
Financial Liabilities								
Deposits	605,430.8	445,138.7	109,109.2	10,233.6	0.1	51,820.6	-	1,221,733.0
Interbank and money market items	15,653.7	20,835.8	7,400.3	-	-	5,181.5	-	49,071.3
Liabilities payable on demand	6,180.0	-	-	-	-	-	-	6,180.0
Borrowings	-	9,496.3	7,862.7	151.2	9,442.0	-	-	26,952.2

Most of the Bank's financial assets pay interest at floating rates such as Minimum Lending Rate (MLR), Minimum Overdraft Rate (MOR) and Minimum Retail Rate (MRR).

Basic information concerning fixed versus floating rate of domestic loans as at June 30, 2007 and December 31, 2006 are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	June 30, 2007	December 31, 2006	June 30, 2007	December 31, 2006
Fixed interest rate	319,998.6	285,358.2	319,998.6	285,358.2
Floating interest rate	520,340.5	539,227.3	518,926.3	538,617.1
Total	840,339.1	824,585.5	838,924.9	823,975.3

* Excluding allowance for doubtful accounts amounting to Baht 21.0 million.

** Including accrued interest receivables.

5.29.2 The Bank follows the prudent asset and liability management policy in managing its foreign currencies. Specifically, the Bank funds its foreign currency assets by using the same currency offshore borrowings. In the event that the assets are funded by borrowings in other currencies, the Bank will use currency swaps so that the exchange risks can be properly hedged. Under this policy, the Bank strictly complies with the BOT's rules and regulations.

5.29.3 Concentration of credit risk

Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to the Bank. The Bank has established the credit policy of evaluating creditworthiness of its customers and requesting for sufficient collateral or other security where appropriate, as a means of mitigating the risk of financial loss from defaults.

In the case of recognized financial assets, the carrying amount of the assets recorded in the balance sheets, net of any applicable provision for loss, represents the Bank's maximum exposure to credit risk.

With respect to significant geographical concentration of credit risk, since a vast majority of the Bank's businesses are conducted domestically, no additional disclosure as to concentration of credit risk from recognized financial assets is necessary.

Credit risk also arises from the possibility that the counterparty to a derivative financial instrument will not adhere to the terms of the contract with the Bank when settlement becomes due. For the forward foreign exchange contracts, approximately three - fifth of the total exposure as at June 30, 2007 and approximately four-fifth of the total exposure as at December 31, 2006 were to domestic banks and banks in Organization for Economic Co-operation and Development (OECD) countries while the rest was to banks in non OECD countries or customers from transactions undertaken to meet their risk management needs. Average tenor for forward foreign exchange contracts as at June 30, 2007 and December 31, 2006 were approximately six months and five months, respectively, almost all contracts were under one year tenor. For the currency swaps and the interest rate swaps, all exposures as at June 30, 2007 were to non-financial institutions customers and as at December 31, 2006 were to financial institutions.

The following table shows the credit risk of the Bank's derivative financial instruments as at June 30, 2007 and December 31, 2006 :

		Million Baht
	June 30, 2007	**December 31, 2006**
Forward foreign exchange contracts	3,173.0	7,368.1
Currency swaps	21.7	1.2
Interest rate swaps	8.1	-
Total	3,202.8	7,369.3

5.29.4 Earning financial assets and interest-bearing financial liabilities

The following table presents the Bank's average balance of earning financial assets and interest-bearing financial liabilities, interest income/expense and dividend income and average interest and dividend rates for the half years ended June 30, 2007 and 2006 :

	FOR THE HALF YEAR ENDED JUNE 30, 2007		Million Baht
	Average Balance	Interest Income / Expense and Dividend Income	Average Rate (%) Per Annum
Earning Financial Assets			
Interbank and money market items and securities purchased under resale agreements	189,469.7	4,655.3	4.9%
Investments, net	311,525.3	6,702.2	4.3%
Loans	961,488.3	29,188.8	6.1%
Total	1,462,483.3	40,546.3	
Interest-bearing Financial Liabilities			
Deposits	1,240,175.5	15,705.4	2.5%
Interbank and money market items and securities sold under repurchase agreements	50,517.5	794.6	3.2%
Borrowings	20,236.5	1,213.6	12.0%
Total	1,310,929.5	17,713.6	

Million Baht

	FOR THE HALF YEAR ENDED JUNE 30, 2006		
	Average Balance	Interest Income / Expense and Dividend Income	Average Rate (%) Per Annum
Earning Financial Assets			
Interbank and money market items and securities purchased under resale agreements	166,950.4	3,435.7	4.1%
Investments, net	297,838.4	5,996.0	4.0%
Loans	934,104.1	26,129.5	5.6%
Total	1,398,892.9	35,561.2	
Interest-bearing Financial Liabilities			
Deposits	1,187,897.1	11,395.7	1.9%
Interbank and money market items and securities sold under repurchase agreements	46,555.7	817.1	3.5%
Borrowings	20,490.0	1,557.0	15.2%
Total	1,254,942.8	13,769.8	

5.29.5 Maturity profile of assets and liabilities

The following table presents the Bank's maturity profile of on-balance-sheet financial assets and financial liabilities as at June 30, 2007 and December 31, 2006 :

Million Baht

	JUNE 30, 2007					
	Up to 1 Year	Over 1 to 5 Years	Over 5 Years	No Maturity	Non - accrual Loans	Total
Interbank and money market items*	160,713.0	1,044.9	-	-	-	161,757.9
Investments and securities purchased under resale agreements	182,880.0	122,407.7	17,764.3	36,833.4	-	359,885.4
Loans**	524,806.6	257,180.8	144,474.2	-	57,920.5	984,382.1
Deposits	1,269,765.9	8,267.6	0.1	-	-	1,278,033.6
Interbank and money market items	55,315.0	-	-	-	-	55,315.0
Liabilities payable on demand	6,724.9	-	-	-	-	6,724.9
Borrowings	4,671.0	156.3	8,824.4	-	-	13,651.7

* Excluding allowance for doubtful accounts amounting to Baht 28.4 million.

** Excluding allowance for doubtful accounts and accrued interest receivable.

	DECEMBER 31, 2006					Million Baht
	Up to 1 Year	Over 1 to 5 Years	Over 5 Years	No Maturity	Non - accrual Loans	Total
Interbank and money market items*	152,230.1	1,203.5	-	-	-	153,433.6
Investments and securities purchased under resale agreements	147,732.8	134,474.2	11,310.9	34,894.1	-	328,412.0
Loans**	503,301.7	252,109.1	141,691.4	-	61,283.9	958,386.1
Deposits	1,211,499.3	10,233.6	0.1	-	-	1,221,733.0
Interbank and money market items	49,071.3	-	-	-	-	49,071.3
Liabilities payable on demand	6,180.0	-	-	-	-	6,180.0
Borrowings	17,359.0	151.2	9,442.0	-	-	26,952.2

5.29.6 Derivative financial instruments

The Bank uses derivative financial instruments to hedge its balance sheets, to serve the needs of its customers, and for trading purposes. Derivatives used include currency swaps, interest rate swaps, and forward foreign exchange contracts. The contract or notional amounts of these instruments reflect the extent of the Bank's involvement in particular classes of financial instruments but the amounts potentially subject to credit risk are much smaller.

Forward foreign exchange contracts

Forward foreign exchange contracts are contracts that effectively fix a future foreign exchange rate. The contract provides that, at a predetermined future date, a cash delivery will be made between the parties at a specified contracted rate. The Bank uses forward foreign exchange contracts as part of its asset/liability management and to satisfy the customers' foreign exchange risk management needs.

Interest rate swaps and currency swaps

Interest rate swaps are contracts which involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal amounts. Currency swaps are contracts which involve the exchange of interest in two different currencies, the majority of the contracts also involve the exchange of underlying principal amounts in two different currencies. Though the Bank uses swaps mainly as part of its asset/liability management, the Bank also acts as an intermediary in arranging swap transactions for customers. The Bank typically becomes a principal in the exchange of payments between the two parties and, therefore, may be exposed to a loss should one of the parties default. The Bank minimizes this risk by performing normal credit reviews on its swap customers and minimizes its exposure to the interest rate and foreign exchange risks inherent in intermediated swaps by entering into offsetting swap position that essentially counterbalance each other.

* Excluding allowance for doubtful accounts amounting to Baht 21.0 million.

** Excluding allowance for doubtful accounts and accrued interest receivable.

The following is a summary of the notional amounts and the fair value of the Bank's derivative financial instruments as at June 30, 2007 and December 31, 2006 :

Million Baht

	JUNE 30, 2007			
	Notional Amount			Fair Value
	Up to 1 Year	Over 1 Year	Total	
Forward foreign exchange contracts	584,008.2	1,855.0	585,863.2	1,180.9
Currency swaps	691.0	278.5	969.5	21.5
Interest rate swaps	-	3,600.0	3,600.0	0.5

Million Baht

	DECEMBER 31, 2006			
	Notional Amount			Fair Value
	Up to 1 Year	Over 1 Year	Total	
Forward foreign exchange contracts	513,738.4	71.4	513,809.8	1,643.7
Currency swaps	-	1,077.5	1,077.5	1.2
Interest rate swaps	378.5	-	378.5	-

5.29.7 Fair value of financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. The Bank uses different methodologies for determining the fair value of financial instruments. The methodology used is dependent upon the characteristics of the financial instrument and the financial market in which it operates.

Financial instruments that have standard terms and conditions and are traded on an active and liquid market, such as investments in securities, have their fair value determined by the quoted market price. In other circumstances, the fair value is ordinarily derived from quoted market rates such as interest rates and foreign exchange rates, which are then subsequently incorporated into generally accepted pricing models, based on the discounted cash flow theory, to determine the fair value.

Although the management uses its best judgment in estimating fair values of financial instruments, estimation methodologies and assumptions used to estimate fair values are inherently subjective. Accordingly, the use of different estimation methodologies and/or market assumptions may have a significant effect on the estimated fair values.

The following table presents the carrying amount and estimated fair value of financial instruments as at June 30, 2007 and December 31, 2006 :

	CONSOLIDATED FINANCIAL STATEMENTS			
	June 30, 2007		December 31, 2006	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
				Million Baht
Financial Assets				
Cash	27,015.9	27,015.9	33,114.9	33,114.9
Interbank and money market items	172,815.1	172,815.1	155,562.2	155,562.2
Securities purchased under resale agreements	20,000.0	20,000.0	32,000.0	32,000.0
Investments	335,446.4	347,729.8	291,052.7	302,309.7
Loans and accrued interest receivables, net	919,832.8	919,832.8	893,609.5	893,609.5
Customers' liabilities under acceptances	551.9	551.9	552.1	552.1
Financial Liabilities				
Deposits	1,287,662.4	1,287,662.4	1,228,451.4	1,228,451.4
Interbank and money market items	58,757.6	58,757.6	49,511.2	49,511.2
Liabilities payable on demand	6,768.0	6,768.0	6,209.0	6,209.0
Borrowings	14,032.7	23,881.1	26,952.3	38,480.0
Bank's liabilities under acceptances	551.9	551.9	552.1	552.1
Interest payable	8,176.5	8,176.5	12,382.8	12,382.8

Million Baht

	SEPARATE FINANCIAL STATEMENTS			
	June 30, 2007		December 31, 2006 (Restated)	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets				
Cash	26,949.7	26,949.7	33,071.9	33,071.9
Interbank and money market items	161,729.5	161,729.5	153,412.6	153,412.6
Securities purchased under resale agreements	20,000.0	20,000.0	32,000.0	32,000.0
Investments	339,885.4	352,108.9	294,879. 8	306,080.0
Loans and accrued interest receivables, net	916,410.4	916,410.4	890,159.1	890,159.1
Customers' liabilities under acceptances	551.9	551.9	552.1	552.1
Financial Liabilities				
Deposits	1,278,033.7	1,278,033.7	1,221,733.0	1,221,733.0
Interbank and money market items	55,315.0	55,315.0	49,071.3	49,071.3
Liabilities payable on demand	6,724.9	6,724.9	6,180.0	6,180.0
Borrowings	13,651.7	23,500.1	26,952.3	38,480.0
Bank's liabilities under acceptances	551.9	551.9	552.1	552.1
Interest payable	8,102.1	8,102.1	12,333.9	12,333.9

The following methods and assumptions were used by the Bank in estimating fair value of financial instruments as disclosed herein :

Cash, interbank and money market items (assets and liabilities), securities purchased under resale agreement, customers' liabilities under acceptances, deposits, liabilities payable on demand, interest payable, and Bank's liabilities under acceptances: the carrying amounts approximate fair value in the balance sheets.

Trading securities, available-for-sale securities, and held-to-maturity debt securities: the fair value is based on market value. For non-marketable debt securities, fair value is determined by the average bid yield from three reliable financial institutions.

General investment consists of non-marketable equity securities, of which fair value is estimated based on discounted cash flow method or net book value amount, and listed securities acquired through debt restructuring with trading restriction, of which fair value is estimated based on discounted cash flow method or the last bid price on SET on the day that securities are transferred for debt repayment.

Loans and accrued interest receivables: fair value is based on carrying value of loans and accrued interest receivables net of allowance for doubtful accounts as most of loans are floating rate loans.

Borrowings: fair value is based on market value.

Forward foreign exchange contracts: fair value is determined using quoted market prices of instruments with similar characteristics and maturities. Interest rate swaps and currency swaps: fair value is calculated using discounted cash flow models based on current market yields and the maturity of similar instruments.

Parts of financial instruments disclosures for the consolidated financial statements as at June 30, 2007 and December 31, 2006 have not been provided, as such information is not significantly different from the disclosures for the separate financial statements.

5.30 Approval of the financial statements

On August 23, 2007, the Audit Committee and the Board of Executive Directors have authorized for issue these financial statements.

END